Form 20-F
period 2024-09-30
NetClass Technology Inc
filed 2025-02-18
CIK 1927578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended September 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-42440

NETCLASS TECHNOLOGY INC

(Exact name of Registrant as Specified in its Charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

(Address of Principal Executive Offices)

Jianbiao Dai

Tel: +86 021-61806588

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary shares, par value $0.00025 per share	NTCL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,760,000 Class A ordinary shares, par value $0.00025 per share and 2,000,000 Class B ordinary shares, par value $0.00025 issued and outstanding as of September 30, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

NETCLASS TECHNOLOGY INC

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

●	“Basic Law” refers to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“China” or “PRC” refer to the People’s Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau, except that “China” or the “PRC” does not include Taiwan and the special administrative regions of Hong Kong and Macau is when specific laws and regulations adopted by the Mainland China are referenced;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Subsidiaries” refers to NetClass HK and NetClass International;
●	“Mainland China” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“NetClass” or the “Company” refers to NETCLASS TECHNOLOGY INC, a Cayman Islands exempted company incorporated on January 4, 2022;
●	“NetClass China” refers to Shanghai NetClass Information Technology Co., Ltd., incorporated on May 13, 2003 under the laws of the People’s Republic of China. WFOE (defined below) owns 21.46% equity interest and Shanghai Netwide (defined below) owns 78.54% equity interest;
●	“NetClass Singapore” refers to NETCLASS DATA PTE. LTD, incorporated on May 13, 2024 under the laws of the Republic of Singapore, of which 60% equity interest is held by the Company;
●	“NetClass Education” refers to Shanghai Chuangyuan Education Technology Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on April 14, 2004 under the laws of the People’s Republic of China;
●	“NetClass HK” refers to DRAGONSOFT GROUP CO., LIMITED, a wholly-owned subsidiary of NetClass incorporated on December 12, 2006 under the laws of Hong Kong;
●	“NetClass HR” refers to Shanghai NetClass Human Resource Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on November 9, 2016 under the laws of the People’s Republic of China;
●	“NetClass International” refers to Netclass International Limited, a wholly-owned subsidiary of NetClass incorporated on July 28, 2023 under the laws of Hong Kong;
●	“NetClass Management” refers to Shanghai NetClass Enterprise Management Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on August 29, 2016 under the laws of the People’s Republic of China;
●	“NetClass Training” refers to NetClass Training (Shanghai) Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on August 9, 2016 under the laws of the People’s Republic of China;
●	“Shanghai Netwide” refers to Shanghai Netwide Enterprise Management Co., Ltd., a PR wholly-owned subsidiary of WFOE (defined below), incorporated on April 27, 2019 under the laws of the People’s Republic of China;
●	“we” or “us” or “our” refers to NetClass and, in the context of describing the operations and consolidated financial information, to NetClass and its subsidiaries collectively; and
●	“WFOE” refers to Shanghai Zhima information Technology Co., Ltd. a wholly foreign-owned subsidiary of NetClass HK incorporated on May 5, 2019 under the laws of the People’s Republic of China.

This annual report contains translations of certain RMB amounts into US dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD”, “US$” or “$” are to United States dollars. All reference to “HK dollars”, “HKD”, or “HK$” are to Hong Kong dollars. The relevant exchange rates are listed below:

	September 30,	September 30,	September 30,
	2024	2023	2022
Balance sheet items, except for equity accounts	US$1=RMB 7.0176	US$1=RMB 7.2960	US$1=RMB 7.1135
Items in the statements of income and cash flows	US$1=RMB 7.2043	US$1=RMB 7.0533	US$1=RMB 6.5532
HK$Balance sheet items, except for equity accounts	US$1= HK$7.7693	US$1=HK$ 7.8308	N/A
HK$ Items in the statements of income and cash flows	US$1= HK$7.8127	US$1=HK$ 7.8310	N/A
SG$ Balance sheet items, except for equity accounts	US$1= SG$1.2831	N/A	N/A
SG$ Items in the statements of income and cash flows	US$1= SG$1.3406	N/A	N/A

Our year end is September 30. References to a particular “fiscal year” are to our year ended September 30 of that calendar year. Our audited consolidated financial statements (“CFS”) were prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

We obtained the industry, market and competitive position data in this annual report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this annual report were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report, and to risks due to a variety of factors, including those described under “Item 3. Key Information – D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This annual report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

When used herein, the references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau.

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This annual report contains certain data and information that we obtained from various Chinese government and private publications. Statistical data in these publications also include projections based on a number of assumptions.

In addition, the new and rapidly changing nature of the display panel industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Company Structure

Below is a chart illustrating our current corporate structure:

Holding Company Structure

NetClass is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, NetClass conducts a substantial majority of its operations through its subsidiaries established in the PRC and in Hong Kong. We and our subsidiaries are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board (the “PCAOB”), which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval or filing requirements in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

PRC Regulatory Permissions or Approvals

We are not operating in an industry that prohibits or limits foreign investment. As a result, that other than those requisite for a domestic company in the PRC to engage in the businesses similar to ours, we are not required to obtain any permission from Chinese authorities, including the CSRC, Cyberspace Administration of China or any other governmental agency that is required to approve our operations. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

As of the date of this annual report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in the PRC, and no permission or approval has been denied. The following table provides details on the permissions and approvals received by our PRC subsidiaries.

Company	Permission/Approval	Issuing Authority	Validity
Shanghai Zhima information Technology Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Until April 29, 2029
Shanghai Netwide Enterprise Management Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Long-Term
Shanghai NetClass Information Technology Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Long-Term
Shanghai Chuangyuan Education Technology Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Long-Term
Shanghai NetClass Human Resource Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Until November 8, 2036
Shanghai NetClass Enterprise Management Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Until August 28, 2046
NetClass Training (Shanghai) Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Until August 18, 2036

Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection.

The Cybersecurity Review Measures, which became effective on February 15, 2022, provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

As of the date of this annual report, we have not received any notice from any authorities identifying any of the PRC subsidiaries as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. Consequently, such practice may be interpreted as meaning that the PRC subsidiaries use the Internet to carry out data processing activities in the PRC, and thus, the PRC subsidiaries may be subject to cybersecurity review, in order to prevent certain risks, including risks that activities may endanger critical information infrastructure security and national data security and disclosure of personal information, the PRC subsidiaries may be required to take technical measures and other necessary measures, such as ceasing transmission and deletion of data or information, and suspension of new user registration to prevent and mitigate risks in accordance with the requirements of the cybersecurity review. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations. See “Risk Factors — Risks Related to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval or filing requirements in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Overseas Listing Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three working days following its submission of initial public offerings or listing application. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited CFS for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. In addition, if a company is subject to the filing requirement with the CSRC, such company’s future securities offerings in the same overseas market or subsequent securities offering and listing in other overseas markets shall also be subject to the filing requirement with the CSRC, which shall be completed within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If a PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

Based on our understanding of the current PRC law, rules, and regulations, we are not required to complete filing procedures with the CSRC for the offering and listing of our securities, because both the overall prospect of the Company operations as well as the operating revenue, total profit, total assets, or net assets, as documented in our audited CFS for the most recent accounting year, accounted for by the PRC subsidiaries are all under 50%. See “Regulations — Regulations Relating to Overseas Listings” and “Risk Factors — Risks Related to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval or filing requirements in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

Hong Kong Regulatory Licenses, Permissions and Approvals

Business registration

Under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong), to conduct business activities in Hong Kong, every person carrying on any business in Hong Kong must make an application to the Commissioner of Inland Revenue for the registration of that business with the Business Registration Office of the Inland Revenue Department in Hong Kong and pay the prescribed business registration fee and levy within one month of commencement of such business. Any person who fails to comply with the business registration requirement commits an offence and is liable to a maximum fine of HK$5,000 and one year of imprisonment. In addition, a person carrying on business in Hong Kong in respect of which: (i) that person is not in possession of a valid business registration certificate and for which the prescribed business registration fee and the levy have not been paid; or (ii) a valid business registration certificate is due to expire and the Commissioner of Inland Revenue has not received any notification of cessation of business in prescribed form, that person shall make payment of the prescribed business registration fee and levy specified in the notice issued by the Commissioner of Inland Revenue to that person (or, where no such notice is received on the expiry of the business registration certificate, that person shall notify the Commissioner of Inland Revenue of the same within one month of the expiry of the business registration certificate). Any person who fails to make payment of the business registration fee and levy as specified in the notice issued by the Commissioner of Inland Revenue as foresaid commits an offence and is liable to a penalty in the sum of HK$300 (or HK$213 where that person has made an election for the expiry date to be endorsed the business registration certificate in respect of the business to be the date of the expiration of 3 years from the date of commencement endorsed the certificate) and, additionally, a maximum fine of HK$5,000 and one year of imprisonment. As of the date of this annual report, each of the Hong Kong Subsidiaries has obtained a valid, unexpired business registration certificate and has paid all business registration fees and levies applicable to its businesses.

Business operations

As at the date of this annual report, there is no statutory or mandatory licensing, permission, or regulatory approval or registration required for the sale and purchase of customized servers, graphic cards, hard drives and similar digital devices and components and ancillary software and technology services in Hong Kong.

Offer of securities to foreign investors outside Hong Kong

As of the date of this annual report, neither we nor the Hong Kong Subsidiaries are required to obtain any license, permission or approval from the Hong Kong regulatory authorities (including but not limited to the Hong Kong Securities and Futures Commission) in relation to the offer the securities being registered to foreign investors outside Hong Kong.

However, it is uncertain whether we or the Hong Kong Subsidiaries will be required to obtain additional licenses, permissions or approvals from the Hong Kong regulatory authorities to operate our business or offer securities to foreign investors in the future, and whether we would be able to obtain such licenses, permissions or approvals. If we are unable or fail to obtain such licenses, permissions or approvals if which may be required in the future due to changes in the applicable laws, regulations, or interpretations of such laws and regulations, then the value of our Class A ordinary shares may fall significantly or become worthless.

The Holding Foreign Companies Accountable Act

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in the PRC.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including the PRC. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in the PRC and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCAA, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced it adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, which could reduce the time before our securities may be prohibited from trading or delisted should it be later determined that the PCAOB is unable to inspect or investigate our auditor completely.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

The lack of access to the PCAOB inspection in the PRC prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in the PRC. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to the PCAOB inspections, which could cause investors and potential investors in our Class A ordinary shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the Board will consider the need to issue a new determination.

On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditors’ control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Each of Wei, Wei &Co., LLP, the independent registered public accounting firm that issued the audit report for the fiscal year ended September 30, 2024 included elsewhere in this annual report, and Marcum Asia CPAs LLP (“Marcum Asia”) the independent registered public accounting firm that issued the audit report for the fiscal years ended September 30, 2023 and 2022 included elsewhere in this annual report, is an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Wei, Wei &Co., LLP is headquartered in Flushing, New York, and has been inspected by the PCAOB on a regular basis. Marcum Asia is headquartered in New York, New York and has been inspected by the PCAOB on a regular basis. Neither of Wei, Wei &Co., LLP or Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our continued listing on Nasdaq and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If the PCAOB determines that it is unable to inspect or investigate our auditor for two consecutive years, the trading of our securities will be prohibited under the HFCAA and Nasdaq may determine to delist our securities. We will be required to engage a new audit firm, which would require significant expense and management time. The value of our securities may significantly decline or become worthless.

See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in the PRC – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on Nasdaq.”

Cash and Asset Flows through Our Organization

Our equity structure is a direct holding structure, that is, the overseas entity to be listed in the U.S., NetClass, directly controls DRAGONSOFT GROUP CO., LIMITED (“NetClass HK”), Netclass International Limited (“NetClass International”), Shanghai Zhima information Technology Co., Ltd., ( “WOFE”), and Shanghai Netwide Enterprise Management Co., Ltd., (“Shanghai Netwide”), and Shanghai NetClass Information Technology Co., Ltd. (“NetClass China”), NetClass Training (Shanghai) Co., Ltd. (“NetClass Training”), Shanghai Chuangyuan Education Technology Co., Ltd. (“NetClass Education”), Shanghai NetClass Enterprise Management Co., Ltd. (“NetClass Management”), Shanghai NetClass Human Resource Co., Ltd. (“NetClass HR”) and NETCLASS DATA PTE. LTD. (“NetClass Singapore”).

Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC and Hong Kong. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

If the Company intends to distribute dividends, NetClass International, NetClass HK and NetClass Singapore will transfer the dividends to NetClass. In addition, NetClass Training, NetClass Education, NetClass Management and NetClass HR will transfer dividends to NetClass China, which then will transfer the dividends to WOFE, which then will transfer the dividends to NetClass HK in accordance with the laws and regulations of the PRC, and then NetClass HK will transfer the dividends to NetClass, and the dividends will be distributed from NetClass to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

During the fiscal years ended September 30, 2024, 2023 and 2022, no transfers, dividends, or distributions were made to date between the holding company and its subsidiaries, or to investors. For the foreseeable future, the Company intends to use the earnings for research and development (“R&D”), to develop new products and to expand its operations. As a result, we do not expect to pay any cash dividends. Also, as of the date of this annual report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funding.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval or filing requirements in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC subsidiaries to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors— Risks Related to our Class A Ordinary Shares — We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares.”

Similarly, in accordance with the provisions of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), each of our Hong Kong Subsidiaries is only able to make distributions (whether in cash or otherwise) to NetClass only out of its accumulated, realized profits (so far as not previously utilized by distribution or capitalization), less its accumulated, realized losses (so far as not previously written off in a reduction or reorganization of capital). The ability of the Hong Kong Subsidiaries to distribute dividends to NetClass may also be subject to restrictions contained in their respective articles of association. Please refer to “Hong Kong Regulations Relating to Distributions” on for more information.

NetClass is permitted under the Cayman Islands law to provide funding to our subsidiaries in Hong Kong, Singapore and the PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Subject to the provisions of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and of their respective articles of association, NetClass HK and NetClass International are also permitted under the laws of Hong Kong to provide funding to NetClass through distribution of dividends out of their accumulated, realized profits less accumulated, realized losses without restrictions on the amount of the funds. As of the date of this annual report, there has been no distribution of dividends or assets among the holding company or the subsidiaries.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) and our amended and restated memorandum and articles of association, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid and our board of directors may declare and pay out of the funds of our company lawfully available for such purpose a distribution at a time and of an amount they think fit.

Under the Inland revenue Ordinance (Chapter 112 of the Laws of Hong Kong), no tax is payable in Hong Kong in respect of dividends received by us from the Hong Kong Subsidiaries. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from NetClass to NetClass HK and NetClass International or from NetClass HK and NetClass International to NetClass. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Under the laws of Singapore, our subsidiary, NetClass Singapore is permitted to provide fundings to NetClass through dividend distribution without restrictions on the amount of the funds. There are no restrictions or limitation under the laws of Singapore imposed on the conversion of Singapore dollar into foreign currencies and the remittance of currencies out of Singapore or across borders and to U.S investors.

Current PRC regulations permit our PRC subsidiaries to pay dividends to NetClass HK or NetClass International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in the PRC is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for PRC-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Class A ordinary shares.

Cash dividends, if any, on our Class A ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as PRC-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

For us to pay dividends to our shareholders, we will rely on payments made from NetClass HK, our Hong Kong subsidiary, and NetClass Singapore, our Singapore subsidiary, as well as our PRC subsidiaries, i.e. NetClass Education, NetClass Management and NetClass HR, NetClass Training to WFOE, from WFOE to NetClass HK, from NetClass HK to NetClass. Certain payments from our PRC subsidiaries to NetClass HK are subject to PRC taxes, including business taxes and VAT. As of the date of this report, our PRC subsidiaries have not made any transfers or distributions.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, NetClass HK. As of the date of this annual report, WFOE currently does not have any plan to declare and pay dividends to NetClass HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. NetClass HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to NetClass HK. When WFOE plans to declare and pay dividends to NetClass HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions. See “Item 3. Key Information—D. Risk Factors— Risks Related to our Class A Ordinary Shares — We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our Class A ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our Class A ordinary shares. NetClass is a holding company with substantial all of its operations in China and Hong Kong and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair our business operations through our subsidiaries in China and Hong Kong.

Risk Factors Summary

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Related to Doing Business in the PRC

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval or filing requirements in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	The PRC government may impose restrictions on our ability to transfer cash out of the PRC and to U.S. investors.
●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.
●	There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.
●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A ordinary shares.
●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
●	We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong Subsidiary.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on Nasdaq.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

Risks Related to Doing Business in Hong Kong

●	A downturn in the Hong Kong economy or a change in the economic conditions in Mainland China or globally could materially and adversely affect our business and financial condition.
●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, from which substantial portion of our operating revenues are derived.
●	The enactment of Law of the Hong Kong National Security Law could impact the Hong Kong Subsidiaries.
●	The PRC laws and regulations that apply or are to be applied to Hong Kong, and the enforcement of the same, can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong Subsidiaries’ operations and/or the value of our securities.
●	The coming into effect of the MJCCREO may affect the legal position of our subsidiaries with business operations and assets located in Hong Kong and/or the PRC.
●	There exist political risks associated with conducting business in Hong Kong.
●	Some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data privacy and competition, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.
●	It may be difficult for US overseas regulators to conduct investigations or collect evidence within the territory of Hong Kong
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us and our Hong Kong Subsidiaries under Hong Kong laws.

Risks Related to Our Business and Industry

●	Market adoption of online learning solutions is relatively new and may not grow as we expect, which may harm our business and results of operations.
●	We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.
●	Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.
●	If we are unable to continue to offer education software and related courseware, our revenues may decline and we may not be able to maintain profitability.
●	Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

●	Concerns about the security of our transaction systems and confidentiality of information on the Internet may reduce use of our services and impede our growth.
●	If we fail to develop and introduce new courseware, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.
●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
●	We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.
●	Our management has limited experience with public companies compliance obligations. Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness.
●	We will require substantial additional funding in the future. There is no assurance that additional financing will be available to us.
●	A rapid expansion could significantly strain our resources, management, and operational infrastructure, impairing our ability to meet increased demand for our products and hurt our business results.
●	We may encounter problems related to our operational and financial systems and controls during any growth, including quality control and delivery and production capacities.
●	We may encounter a working capital shortage, as we may need additional funds to finance the purchase of materials and supplies, develop new products, and hire additional employees.
●	We cannot assure you that our internal growth strategy will be successful, which may negatively impact our growth, financial condition, results of operations, and cash flow.
●	Our business is substantially dependent upon our key research and development personnel who possess valuable skills in our industry, and we may have to compete for their services actively.
●	If we fail to protect our intellectual property rights, it could harm our business and competitive position.
●	Our financial and operating performance may be adversely affected by epidemics, natural disasters, and other catastrophes.
●	If we cannot continue to innovate or fail to adapt to changes in our industry, our business, financial condition, and results of operations would be materially and adversely affected.
●	We utilize artificial intelligence, which could expose us to liability or adversely affect our business.
●	We need to continue to expend time, money, and resources into our and our institutions’ information technology, which may place a strain on our capacity that could adversely affect our systems, controls, and operating efficiency, and those of our institutions.
●	If we fail to promote and maintain our brand effectively and cost-efficient, our business and results of operations may be harmed.
●	New lines of business or new products may subject us to additional risks.
●	Government policy changes on blockchain may pose risks.

●	We may evaluate and potentially consummate strategic investments or acquisitions from time to time, which could require significant management attention, disrupt our business, and adversely affect our financial results.
●	We may be exposed to liabilities under the Foreign Corrupt Practices Act. Any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.
●	We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
●	You may have difficulty enforcing judgments obtained against us.
●	Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows, and financial condition.
●	We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our failure to comply with our legal obligations could harm our reputation and business.
●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Risks Related to our Ordinary Shares

●	We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares.
●	The dual class share structure will concentrate a majority of voting power in our Chief Executive Officer, who beneficially owns 79.83% of the aggregate power of our total issued and outstanding share capital and will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.
●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.
●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects.
●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.
●	Certain judgments obtained against us by our shareholders may not be enforceable.
●	Nasdaq may apply additional and more stringent criteria for our continued listing and insiders currently hold a large portion of our listed securities.
●	If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance.
●	Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of the Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A ordinary shares.
●	We do not intend to pay dividends for the foreseeable future.
●	We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Risks Related to Doing Business in the PRC

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval or filing requirements in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in the PRC may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

On February 17, 2023, the CSRC promulgated the Trial Measures of, and the Overseas Listings Rules, which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises (the “Notice”). Pursuant to the Trial Measures and the Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The companies were already listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. In addition, if a company is subject to the filing requirement with the CSRC, such company’s future securities offerings in the same overseas market or subsequent securities offering and listing in other overseas markets shall also be subject to the filing requirement with the CSRC, which shall be completed within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. As of the date of the annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to our initial public offering completed in December 2024. However, there remains significant uncertainty as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Our PRC operating entities currently have all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license, and we are not required to obtain permission or approval from the PRC authorities, including CSRC or CAC, for their operations, nor have we or our PRC operating entities received any denial. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations, or interpretations change such that we or any of our PRC operating entities is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our ordinary shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

We may also decide to finance our PRC subsidiaries using capital contributions. The Ministry of Commerce (“MOC”) or its local counterpart must approve these capital contributions. On March 30, 2015, the State Administration of Foreign Exchange, or SAFE, promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in the PRC by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. These measures, or other economic, political, or social developments in the PRC may cause decreased economic activity in the PRC, which may adversely affect our business, operating results and/or the value of the securities we are registering for sale; or may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government may impose restrictions on our ability to transfer cash out of the PRC and to U.S. investors.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. To the extent that our income is received in Renminbi, shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions.

As of the date of this annual report, we are not aware of other material restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, or on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

According to Article 177 of the newly amended PRC Securities Law which became effective in March 2020 (the “Article 177”), the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council.

We believe that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) the Article 177 does not limit or prohibit the Company, as an exempted company duly incorporated in the Cayman Islands and listed on Nasdaq, from providing the required documents or information to Nasdaq or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

We conduct business in the PRC. In the event U.S. regulators investigate us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A ordinary shares.

A part of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets. Our reporting currency is the U.S. dollar, while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in U.S. dollars. In the event that we decide to convert our RMB into U.S. dollars to make payments for dividends on our Class A ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB will harm the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from future offerings, if any, into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A ordinary shares.

Very limited hedging options are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited. We may not be able to hedge our exposure adequately. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our Class A ordinary shares.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of an enterprise’s business, productions, personnel, accounts, and properties. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise incorporated offshore is located in the PRC. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of the PRC is a PRC resident enterprise for PRC tax purposes. See “Taxation – People’s Republic of China Enterprise Taxation”. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in the PRC, it remains unclear how the tax residency rule will apply to our case. In the event that the PRC tax authorities determine that NetClass or any of our subsidiaries outside of the PRC is a PRC resident enterprise for PRC enterprise income tax purposes, NetClass or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Class A or Class B ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC if we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our Class A or Class B ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong Subsidiary.

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Taxation – People’s Republic of China Enterprise Taxation”. As of September 30, 2024, 2023, and 2022, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in the PRC, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to NetClass HK, the Hong Kong Subsidiary through which the PRC subsidiaries are indirectly held by NetClass.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on Nasdaq.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including the PRC. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in the PRC and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, which could reduce the time before our securities may be prohibited from trading or delisted should it be later determined that the PCAOB is unable to inspect or investigate our auditor completely.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

The lack of access to the PCAOB inspection in the PRC prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in the PRC. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to the PCAOB inspections, which could cause investors and potential investors in our Class A ordinary shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditors’ control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Each of Wei, Wei &Co., LLP, the independent registered public accounting firm that issued the audit report for the fiscal year ended September 30, 2024 included elsewhere in this annual report, and Marcum Asia CPAs LLP (“Marcum Asia”) the independent registered public accounting firm that issued the audit reports for the fiscal years ended September 30, 2023 and 2022 included elsewhere in this annual report, is an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Wei, Wei &Co., LLP is headquartered in Flushing, New York, and has been inspected by the PCAOB on a regular basis. Marcum Asia is headquartered in New York, New York and has been inspected by the PCAOB on a regular basis. Neither of Wei, Wei &Co., LLP or Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our continued listing on Nasdaq and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If the PCAOB determines it is unable to inspect or investigate our auditor for two consecutive years, the trading of our securities will be prohibited under the HFCAA and Nasdaq may determine to delist our securities. We will be required to engage a new audit firm, which would require significant expense and management time. The value of our securities may significantly decline or become worthless.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MITT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in the PRC, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Risks Related to Doing Business in Hong Kong

A downturn in the Hong Kong economy or a change in the economic conditions in Mainland China or globally could materially and adversely affect our business and financial condition.

A substantial portion of our business operations are currently conducted in Hong Kong through our Hong Kong Subsidiaries. Therefore, our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and China generally. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Whilst the PRC economy has experienced significant growth over the past decades, there has been a slowdown in recent years and the growth has been uneven, both geographically and among various sectors of the economy. Although the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources, the PRC economy may not continue to grow at historical growth rates. In addition, the Hong Kong economy is also exposed to material changes in global economic and political environments as well as the performance of certain major developed economies in the world. For example, the international trade environment and various governments’ trade and economic policies, particularly the recent trade conflicts between the PRC and the United States, may cause uncertainties to the economies of Mainland China and Hong Kong as well as the financial, foreign exchange and capital markets. In addition, the United Kingdom’s exit from the European Union (‘‘Brexit’’) took place on 31 January 2020, whereby the United Kingdom legally revoked its membership in the 28-nation European Union. The United Kingdom then entered into the transition period which was agreed between the British government and the European Union which ended on 31 December 2020. There is also substantial uncertainty relating to the impact of Brexit on the economic conditions of other parts of the world, including those of Hong Kong, including but not limited to further decreases in global stock exchange indices, increased foreign exchange volatility and a possible economic recession involving more countries and areas. Moreover, the ongoing conflicts between Russia and Ukraine and in the Middle East and sanctions imposed by governments in response may continue to cause elevated levels of market volatility. As such, there continues to be uncertainty for the overall prospects for the global, PRC and Hong Kong economies in short to medium term. Any material changes in the financial markets and/or slowdown of the global, PRC and Hong Kong economies may create a credit tightening environment, increase our financing and/or operating costs. As economic conditions in Hong Kong are sensitive to PRC as well as global economic conditions, any prolonged slowdown or instability in the global or PRC economy may affect customers’ confidence and purchasing power or demand as a whole and have a negative impact on our business, results of operations, financial condition and prospects.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, from which substantial portion of our operating revenues are derived .

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, which could have a material adverse effect on us and our Hong Kong Subsidiaries, as well as our customers, suppliers and other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business. Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our customers.

The enactment of Law of the Hong Kong National Security Law could impact the Hong Kong Subsidiaries.

On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC adopted the Hong Kong National Security Law, which has been added to Article III to the Basic Law which sets out a list of the PRC national laws which apply in Hong Kong. The Hong Kong National Security Law sets out the duties of the Hong Kong Police Force and governmental departments for safeguarding national security and defines four categories of offences, namely, secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security, and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the then HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located or operating in Hong Kong. If the Hong Kong Subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, the Hong Kong Subsidiaries’ business operations, financial position and results of operations could be materially and adversely affected.

The PRC laws and regulations that apply or are to be applied to Hong Kong, and the enforcement of the same, can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong Subsidiaries’ operations and/or the value of our securities.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC agreed to the terms of Sino-British Joint Declaration, which set out, amongst other things, the basic policies of the PRC regarding Hong Kong, including the principle of “One Country, Two Systems”. The Basic Law was officially adopted at the Third Session of the Seventh National People’s Congress on April 4, 1990. The Basic Law provides that Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and certain existing rights and freedom for fifty years from July 1, 1997. The Basic Law has given Hong Kong the freedom to function with a high degree of autonomy and to enjoy independent executive, legislative and judicial power, including that of final adjudication. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues to use the English common law system together with laws and regulations made under its legislative framework.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously pursuant to the Sino-British Joint Declaration and the Basic Law, this could potentially impact Hong Kong’s common law legal system, which may in turn bring about uncertainty in, for example, the enforcement of the Hong Kong Subsidiaries’ contractual rights. This could, in turn, materially and adversely affect the Hong Kong Subsidiaries’ business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, the effects of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws, may be unpredictable and such changes may occur rapidly with little or no advance notice. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with customers, suppliers and/or merchants.

The coming into effect of the MJCCREO may affect the legal position of our subsidiaries with business operations and assets located in Hong Kong and/or the PRC.

The MJCCREO, which was passed by the Hong Kong Legislative Council on October 26, 2022, came into force with effect from January 29, 2024, implementing the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by Courts of the Mainland and of the Hong Kong Special Administrative Region signed by the governments of the PRC and Hong Kong on January 18, 2019. The MJCCREO supersedes the Mainland Judgments (Reciprocal Enforcement) Ordinance (Chapter 597 of the Laws of Hong Kong) (the “MJREO”) and applies to civil and commercial judgements (with certain limited exceptions, such as arbitration-related judgments, insolvency and bankruptcy-related judgments and intellectual property judgments concerning patents) made on or after the commencement date of MJCCREO. Pursuant to the MJCCREO, the previous requirement under the MJREO for the presence an exclusive jurisdiction clause in the contract before the judgment creditor can apply for the enforcement of a PRC court judgement in Hong Kong or a Hong Kong court judgement in the PRC has been removed, and a PRC court judgment which has been registered with the High Court of Hong Kong may be enforced in Hong Kong in the same way as a Hong Kong judgment after the expiration of the period allowed for setting aside the PRC court judgement or any application to set it aside has been finally disposed of. This means that most PRC court judgments in civil and commercial matters (apart from certain specifically excluded types of judgments, including but not limited to those mentioned above) can now be enforced in Hong Kong in a relatively streamlined manner, thus potentially affecting the legal position of persons which are parties to contractual arrangements carried out in or having connections to the PRC but which are or have assets located or based in Hong Kong. Whilst none of our Hong Kong Subsidiaries has entered into any agreement or contractual arrangement with any PRC-based entities as at the date of this annual report, it is possible that in future our Hong Kong Subsidiaries may carry out business or otherwise enter into contractual arrangements with PRC-based suppliers, customers, merchants or other third parties, in which case our Hong Kong Subsidiaries may be become subject to PRC court judgments under the MJCCREO, resulting in risks of enforcement against their assets based in Hong Kong and thereby affecting our business operations and financial performance and results as a whole.

There exist political risks associated with conducting business in Hong Kong.

We have two operating entities in Hong Kong, namely, NetClass HK and NetClass International. Accordingly, these two operating entities’ business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the fiscal years ended September 30, 2024 and 2023, we derived a substantial portion of our revenue from operations in Hong Kong and, specifically, from NetClass HK. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of NetClass HK. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and independent executive, legislative and judicial powers, including that of final adjudication under the principle of “One Country, Two Systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since NetClass HK’s operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting the results of operations and financial positions of our Hong Kong operating entities.

The Hong Kong protests that began in 2019 were triggered by the proposed introduction of the Fugitive Offenders and Mutual Assistance in Criminal Matters Legislation Bill 2019 by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties.

Under the Basic Law, whilst the government of the PRC is responsible for foreign affairs and defense relating to Hong Kong, Hong Kong is authorized to handle its own internal affairs with a high degree of autonomy and to conduct certain external affairs under the name of "Hong Kong, China", including maintaining and developing relations and concluding and implementing agreements with foreign states and regions and international organizations, in relation to such matters as economic affairs, trade, finance and monetary affairs, shipping, communications, tourism, culture and sports, as well as participating in international organizations and conferences not limited to states, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Hong Kong National Security Law passed by the Standing Committee of the PRC National People’s Congress of the PRC and added to Annex III to the Basic Law in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from the PRC, and President Trump signed an executive order and the Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, the PRC and Hong Kong, which could potentially harm our business operations in Hong Kong.

NetClass HK’s revenues are susceptible to the incidents and factors which may affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect the Hong Kong Subsidiaries’ business operations. Such adverse events may include, without limitation, changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Any such incidents or events may have a significant impact on the Hong Kong Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong such as the Hong Kong Subsidiaries. Furthermore, legislative or administrative actions in respect of PRC-U.S. relations could cause investor uncertainty for issuers with subsidiary operating entitles based in Hong Kong, including us, thereby resulting in material adverse impact on the market price of our Class A ordinary shares.

Some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data privacy and competition, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

The Hong Kong Subsidiaries, namely, NetClass HK and NetClass International, are incorporated in Hong Kong and operate their business in Hong Kong and are thus subject to the laws and regulations of Hong Kong in respect of data privacy and data protection. The main legislation in Hong Kong concerning data privacy is the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles and other provisions contained therein. The PDPO applies to a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data in or from Hong Kong. As of the date of this annual report, each of the Hong Kong Subsidiaries has complied with the laws and requirements in respect of data privacy in Hong Kong. Our directors confirm that: (i) none of the Hong Kong Subsidiaries was involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) they are not aware of any non-compliance incidents relating to any breach of the PDPO by any of the Hong Kong Subsidiaries since their respective dates of incorporation. Since the PRC subsidiaries conduct substantially all of their business operations in mainland China and neither control the collection, retention, processing, use or transfer of personal data in or from Hong Kong nor control such the collection, retention, processing, use or transfer of data of persons residing or based in Hong Kong, the data privacy requirements under PDPO do not materially affect their business. However, the laws on data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the data privacy requirements in a timely manner, or at all, may subject us and/or the Hong Kong Subsidiaries to consequences including but not limited to government enforcement actions and investigations, fines, penalties, and suspension or disruption of the Hong Kong Subsidiaries’ operations, which may in turn adversely affect our financial conditions, results of operations and prospects.

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct referred to as the first conduct rule, the second conduct rule, and the merger rule. The first conduct rule prohibits undertakings from making or giving effect to agreements or decisions or engaging in concerted practices that have as their object or effect the prevention, restriction, or distortion of competition in Hong Kong. The second conduct rule prohibits undertakings that have a substantial degree of market power in a market from engaging in conduct that has as its object or effect the prevention, restriction, or distortion of competition in Hong Kong. The merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. The scope of application of the merger rule is limited to carrier licenses issued under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). We confirm that, to the best of our knowledge, information and belief, as of the date of this annual report: (i) we and the Hong Kong Subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong to the extent they are applicable to us and the Hong Kong Subsidiaries; (ii) neither we nor any of the Hong Kong Subsidiaries have engaged in any conduct or concerted practices that have an object or effect to prevent, restrict, or distort competition in Hong Kong; and (iii) neither we nor our Hong Kong Subsidiaries possess a substantial degree of market power in the Hong Kong market that could trigger the second conduct rule. The merger rule is equally not applicable to us or to the Hong Kong Subsidiaries since neither we nor any of the Hong Kong Subsidiaries hold any carrier licenses issued under the Telecommunications Ordinance.

However, in the event that the data privacy or competition laws and regulations in Hong Kong change or evolve in the future, and we and/or our subsidiaries become subject to or impacted by such laws and regulations as newly enacted or as amended or supplemented, our business operations, financial condition and results of operations may be adversely affected.

It may be difficult for US overseas regulators to conduct investigations or collect evidence within the territory of Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally may be difficult to pursue as a matter of law or practicality in Hong Kong. Whilst the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organisation of Securities Commissions Multilateral Memorandum of Understanding (“IOSCO MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”), which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, as well as section 378 of the SFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators. In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in Hong Kong, U.S. regulators may not be able to carry out such investigation or evidence collection directly in Hong Kong. The inability for US regulators to directly conduct investigations or evidence collection activities in Hong Kong may increase difficulties faced by you in protecting your interests.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us and our Hong Kong Subsidiaries under Hong Kong laws.

Currently, all of the Hong Kong Subsidiaries’ operations are conducted in Hong Kong outside the United States, and substantially all of the Hong Kong Subsidiaries’ assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process or enforcing foreign judgments against us or our Hong Kong Subsidiaries, as the Foreign Judgments (Reciprocal Enforcement) Ordinance (Chapter 319 of the Laws of Hong Kong) (the “FJREO”), which provides a statutory registration scheme for foreign judgments to facilitate reciprocal recognition and enforcement of judgments, presently covers only fifteen foreign jurisdictions, namely Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, the Netherlands, New Zealand, Singapore and Sri Lanka. Judgments entered in other jurisdictions (other than the PRC), including the United States, can only be enforced in Hong Kong at common law. In a common law action for enforcement of a foreign judgment, the judgment creditor must prove that the foreign judgment is a final judgment conclusive upon the merits of the claim. Additionally, such a judgment must be for a fixed sum and must also be given by a "competent" court, as determined by the private international law rules applied by the Hong Kong courts, and a defendant may assert the defences against an action to enforce a foreign judgment under common law on the basis of lack of jurisdiction, breach of natural justice, fraud and contrary to public policy. The potential difficulties in enforcing judgments given by a court in a jurisdiction which is not covered by the FJREO (in the case of foreign jurisdictions) or the MJCCREO (in the case of the PRC) may limit the legal protections available to you.

Risks Related to Our Business and Industry

Market adoption of online learning solutions is relatively new and may not grow as we expect, which may harm our business and results of operations.

Our success will depend in part on the growth, if any, in the demand for online learning solutions. While the COVID-19 pandemic accelerated the market for online learning solutions, it is still less mature than the market for in-person learning and training, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As COVID-19 vaccines and treatment options became more widely available, many educational institutions re-opened their campuses and businesses reversed or materially limited remote work policies, which may slow demand for online learning solutions. As such, it is difficult to predict learner or partner demand for our platform, learner or partner adoption and renewal, the rate at which existing learners and partners expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive offerings into the market, or the success of existing competitive offerings. Furthermore, even if educators and enterprises want to adopt an online learning solution, it may take them a substantial amount of time and resources to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Even if market demand for online learning solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for online learning solutions does not grow as we expect or our platform does not achieve widespread adoption, it could result in reduced customer spending, learner and partner attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

Major customers that make up 10% or more of revenue for the years ended September 30, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Percentage of the Company’s revenue
Customer A	35.6%	43.1%	—
Customer B	*	10.6%	*
Customer C	*	*	14.1%
Customer D	*	*	11.7%
Customer E		*	11.3%

*The revenue of this customer is not over 10% of total revenue of the Company.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from our top three customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. Further, some of our contracts with our top five customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of our top three customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose the customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our Class A ordinary shares.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Our ability to broaden our customer base, particularly our Enterprise customer base, and achieve broader market acceptance of our platform, will depend to a significant extent on the ability of our sales and marketing organizations to work together to increase our sales pipeline and cultivate customer and partner relationships to drive revenue growth. Our marketing efforts include the use of search engine optimization, paid search, and custom website development and deployment.

We invested in and plan to continue expanding our sales and marketing organizations, both domestically and internationally. Identifying, recruiting, and training sales personnel requires significant time, expense, and attention. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time (including as a result of working remotely in connection with the COVID-19 pandemic), or if our sales and marketing programs are not effective, or if expected sales and marketing programs by our partners do not materialize or are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.

If we are unable to continue to offer education software and related courseware, our revenues may decline and we may not be able to maintain profitability.

The continued success and growth of our business depend primarily on offering online professional education software and related courseware. This in turn will depend on several factors, including our ability to develop new education software and improve existing courseware to respond to changes in market trends and demands of course participants, to effectively market our courseware to a broader base of prospective course participants In addition, the expansion of education software, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new education software, services and products or to maintain their quality and consistency, or other factors. Furthermore, we may not be able to develop and offer additional software and related courseware on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements.

Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

The internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. We transmit and store over our systems confidential and private information of our course participants such as personal information, including names, identity card numbers, user IDs and passwords, telephone numbers and correspondence addresses, and payment or transaction related information. We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our course participants, which is also essential to maintain their confidence in our online products and services. We have deployed hardware-software combined measures to protect information security. However, advances in technology, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. On December 28, 2012, SCNPC promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, the PRC’s Ministry of Industry and Information Technology, or MIIT, promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number and the information about when and where the user uses such telecommunication and internet service. On November 7, 2016, the SCNPC promulgated the PRC Cyber Security Law, which took effect on June 1, 2017. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities; and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by critical information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. However, the effect of these laws on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our course participants; subject us to penalties imposed by administrative authorities; and disrupt our operations. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

Furthermore, course participants and others may have concerns about whether our products, services or processes could compromise the privacy of users and others. Concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, could damage our reputation and brand and adversely affect our business and results of operations.

Concerns about the security of our transaction systems and confidentiality of information on the Internet may reduce use of our services and impede our growth.

Public concerns over the security and privacy of electronic settlement, online transmittal and communications have to some extent constrained the rapid development and expansion of online transactions. If these concerns are not adequately addressed, they will restrict the growth of value-added telecommunications services generally and in particular the use of the Internet as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general usage of value-added telecommunications services could decline, which could reduce our visitor traffic and the number of course participants, and impede our growth. We are continuously vigilant about protecting and improving our cyber security and have not experienced any material cyber attacks on our information technology systems. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft or misuse of personal data of our course participants. Further, security breaches could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation and ability to attract or retain course participants. In addition, we do not have any cyber security insurance coverage for our operations, and any material cyber attack on our information technology systems and our online education websites could expose us to substantial costs and losses.

If we fail to develop and introduce new courseware, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our B2B business focuses on offering online professional education software and related courseware. Through our software, our customers can provide online training in different areas such as the business management, information technology, healthcare, engineering & construction, law and other industries. We intend to continue developing new courseware, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

Unexpected technical, operational, logistical, regulatory or other problems, including but not limiting to the defects in the products or equipment provided by our supplier, could delay or prevent the introduction of one or more of new courseware, services or products and have material impact on our operation. Moreover, we cannot assure you that any of these courseware, products and services will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income.

Technology standards in Internet and value-added telecommunications services and products in general, and in online education services in particular, may change over time. If we fail to anticipate and adapt to such technological changes, our market share and our business development could suffer, which in turn could have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to new courses, services and products, our business may be materially and adversely affected.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

In October 2023, we entered into an AI technical development service contract with an AI development supplier (an independent third party) to implement our AI assisted English learning programs, and the program has been in delivered and in use since January 2024. We cannot be certain that our operations or any aspects of the English learning system do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. In addition, there may be other third-party intellectual property that is infringed by our solutions or services, the solutions or services provided by third-party merchants on our marketplace, or other aspects of our business. There could also be existing patents of which we are not aware that our solutions or services may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspects of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in Hong Kong, mainland China, the U.S. or any other jurisdictions. Finally, we use open-source software in connection with our solutions and services. Companies that incorporate open-source software into their solutions and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses may require customers who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

We face competition from providers of online education software services and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation markets. Specifically, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the international competitors’ technology and experience developed in their home markets.

Our present and future competitors may have longer operating histories, and greater financial, technical, marketing and other resources. They may be able to devote more resources to the development and promotion of their courses and services, and may be able to react more quickly to changing course participant requirements and demands, deliver competitive services at lower prices or respond to new technologies, trends or user preferences more effectively than we can. They may be able to offer services and products with better performance and prices than ours with the result that their services and products may gain greater market acceptance than ours. They may also offer free promotional services and products in connection with their marketing campaigns or significantly lower the prices for their services and products in order to attract course participants and capture additional market share. There is no assurance that we will be able to compete effectively with such present and future competitors or to adjust effectively to changing market conditions and trends. Our failure to compete effectively could erode our market share, result in fewer purchase of our software and related courseware, or lead to price reductions or increased spending for marketing and promotion of our software and related courseware any of which may materially and adversely affect our profitability.

Our management has limited experience with public companies compliance obligations. Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness.

Our continuing success is dependent, to a large extent, on our ability to attract and retain qualified personnel and experienced senior management. If one or more of our senior management team members are unable or unwilling to continue to work for us, we may not be able to replace them within a reasonable period of time or at all, and our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses in recruiting and training additional personnel. Although our senior management members are subject to certain non-compete restrictions during their employment and for a period of two years thereafter, we cannot assure you that such restrictions will be enforced under PRC law. If any of our senior management joins a competitor or forms a competing business, our business may be severely disrupted. We have no key man insurance with respect to our key personnel that would provide insurance coverage payable to us for loss of their employment due to death or otherwise.

We will require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

We have been dependent upon bank loans and proceeds received from shareholders’ equity contributions to meet our capital requirements in the past. We may require substantial additional funding in the future to meet our capital requirements for our generator products and high-end product development and to maintain operations and improve financial performance; however, we cannot assure you that we will be able to obtain capital in the future. In the event that we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts and decrease or eliminate capital expenditures. In addition, our operating results, our business results, and our financial position would be adversely affected. In the event that adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

A rapid expansion could significantly strain our resources, management, and operational infrastructure, impairing our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record-keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. In the event that we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

We may encounter problems related to our operational and financial systems and controls during any growth, including quality control and delivery and production capacities.

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial, and other purposes. As of the date of this annual report, we have 37 employees. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

We may encounter a working capital shortage, as we may need additional funds to finance the purchase of materials and supplies, develop new products, and hire additional employees.

We will be required to continue improving our operations, management, and financial systems and controls for effective growth management. Our failure to manage growth effectively may lead to operational and financial inefficiencies, which will negatively affect our profitability. We cannot assure investors that we will be able to timely and effectively meet increased demand and maintain the quality standards required by our existing and potential customers.

We cannot assure you that our internal growth strategy will be successful, which may negatively impact our growth, financial condition, results of operations, and cash flow.

One of our strategies is to grow internally through increasing the development of new products and improve the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to: increased competition from similar businesses; our ability to improve our products and product mix to realize the benefits of our R&D efforts; international trade and tariff barriers; unexpected costs; costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. Therefore, we cannot assure you we will be able to successfully overcome such obstacles and establish our products in additional markets. Our inability to implement this internal growth strategy successfully may negatively impact our growth, future financial condition, results of operations, or cash flows.

Our business is substantially dependent upon our key research and development personnel who possess valuable skills in our industry, and we may have to compete for their services actively.

We compete for qualified personnel with other power solution products manufacturing companies. Intense competition for personnel could cause our compensation costs to increase, which could have a material adverse effect on our operations and financial performance results. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we cannot attract and retain qualified employees, we may not be able to meet our business and financial goals.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark, and domain name laws and non-disclosure agreements, and other methods to protect our intellectual property rights. Our Chinese subsidiaries own 4 patents and 22 trademarks. All 4 patents and 22 trademarks were registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). One trademark is registered with the United States Patent and Trademark Office (“USPTO”) and the Intellectual Property Office of the United Kingdom, effective in Great Britain and Northern Ireland.

The process of seeking patent protection can be lengthy and expensive, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated, or circumvented.

In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire. However, patents are not renewable. Once these patents expire, our products may lose some market share if our competitors copy them. Then, our business revenue might suffer some loss as well.

Implementation of PRC intellectual property laws and regulations has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in the PRC may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope, and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

Our financial and operating performance may be adversely affected by epidemics, natural disasters, and other catastrophes.

Our business, financial and operating performance could be materially and adversely affected by the outbreak of epidemics or pandemics, including but not limited to the 2019 novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV), and severe acute respiratory syndrome (SARS-CoV). As a result of the ongoing COVID-19 pandemic, we expect our operation to slowdown or have a temporary suspension in production. Our business could be materially and adversely affected if the slowdown or suspension continues for a long period. During such an epidemic outbreak, PRC may adopt certain hygiene measures, including quarantining visitors from places where any contagious diseases were rampant. Those restrictive measures adversely affected and slowed down the national economic development during that period. Any prolonged restrictive measures to control the contagious disease or other adverse public health developments in PRC or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may, in turn, have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis. As a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

If we cannot continue to innovate or fail to adapt to changes in our industry, our business, financial condition, and results of operations would be materially and adversely affected.

The subscription service and application development service industry have trends of developing high-end and high-tech products to fulfill the changing customers’ demands. Furthermore, our competitors are constantly developing innovations in different generator products to enhance customers’ experience. We continue to invest significant resources in our infrastructure, research and development, and other areas to enhance our existing products and introduce new products that will attract more participants to our marketplaces. The changes and developments in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan.

Since our solution is a technology-driven platform that relies on innovation to remain competitive, our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition, and results of operations.

The process of developing new technologies and products is complex as it involves the use of the latest advancements in big data, artificial intelligence, cloud-based technologies, and other tools to differentiate our products and technologies. In addition, our dedication to incorporating technological advancements into our platform requires significant financial and personnel resources and talent. Our development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from other growth initiatives important to our business. In addition, the product and technological enhancements that we introduce may not function as we intend, or may not generate the benefits that we expect. We operate in an industry experiencing rapid technological change and frequent product introductions. We may not be able to make technological improvements as quickly as demanded by our customers and merchants, which could harm our ability to attract customers and merchants. In addition, we may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to customers and merchants. If we are unable to successfully and timely innovate and continue to deliver a superior merchant and customer experience, the demand for our products and technologies may decrease and our growth, business, results of operations, financial condition, and prospects could be materially and adversely affected.

Our failure to accurately predict the demand or growth of our new products and technologies also could have a material and adverse effect on our business, results of operations, financial condition, and prospects. New products and technologies are inherently risky, due to, among other things, risks associated with: the product or technology not working, or not working as expected; customer and merchant acceptance; technological outages or failures; and the failure to meet customer and merchant expectations. As a result of these risks, we could experience increased claims, reputational damage, or other adverse effects, which could be material. The profile of potential customers using our new products and technologies also may not be as attractive as the profile of the customers that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced.

Additionally, we can provide no assurance we will be able to develop, commercially market, and achieve acceptance of our new products and technologies. In addition, our investment of resources to develop new products and technologies and make changes or updates to our platform may either be insufficient or result in expenses that exceed the revenue actually generated from these new products. Failure to accurately predict demand or growth with respect to our new products and technologies could have a material and adverse effect on our business, results of operations, financial condition, and prospects.

We utilize artificial intelligence, which could expose us to liability or adversely affect our business.

We currently use artificial intelligence to improve our English smart teaching system, and may adopt other AI-assisted technologies to our smart education systems in the future. There are significant risks involved in utilizing artificial intelligence and no assurance can be provided that our use of such artificial intelligence will enhance our products or services or produce the intended results. The artificial intelligence models people use are trained using various data sets. If the artificial intelligence models are incorrectly designed, the data people use to train them is incomplete, inadequate, or biased in some way, or people do not have sufficient rights to use the data on which our artificial intelligence models rely, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability through the violation of laws and regulations, third-party intellectual property, privacy, or other rights, or contracts to which we are a party. Further, generative artificial intelligence is known to produce false or “hallucinatory” inferences or outputs; artificial intelligence can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of artificial intelligence, could impair the acceptance of artificial intelligence solutions, including those incorporated in our products and services. If the artificial intelligence tools that we use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.

In addition, regulation of artificial intelligence is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying artificial intelligence and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, customer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because artificial intelligence technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of artificial intelligence.

We need to continue to expend time, money, and resources into our and our institutions’ information technology, which may place a strain on our capacity that could adversely affect our systems, controls, and operating efficiency, and those of our institutions.

We need to invest capital, time, and resources to update our information technology, including our hardware and student-facing systems, in response to competitive pressures in the marketplace and student expectations, including data analytics, artificial intelligence, interactive and immersive user and learning experience technologies such as those that leverage virtual and augmented reality, multi-channel customer engagement, and robotic process automation, to update or replace older systems and infrastructure, and to enhance functionality. The nature and age of our current information technology may limit our business opportunities, and our efforts to maintain and improve our information technology systems may not be successful, may cost more than expected, may increase our level of spending, not all of which can be capitalized, may take longer than expected or require us to devote more of our information technology resources than expected, or may otherwise adversely affect our financial condition. As a result, replacing outdated technology, software, or other technology related assets, we have in the past had and may in the future have assets that become impaired. In addition, failure to address poor data quality and integrity as well as a lack of consistency and standardization in defining, collecting, managing, using, and storing data may adversely affect our business and results of operations.

If we are unable to increase the capacity of our institutions’ technology resources or update their resources appropriately, their ability to handle future growth, to attract or retain students, and our financial condition and results of operations could be adversely affected. Similarly, even if we are able to increase the capacity of our institutions’ resources and update their resources appropriately, our financial condition and results of operations could be adversely affected by an increased level of spending.

If we fail to promote and maintain our brand effectively and cost-efficient, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. Currently, we promote our brand through print media advertising, video advertising, billboard advertising, and internet promotions. Our future marketing efforts will likely require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all, and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to promote and maintain our brand while incurring substantial expenses successfully, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

New lines of business or new products may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly when the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product. Furthermore, any new line of business and/or new products could significantly impact the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products could have a material adverse effect on our business, results of operations, and financial condition.

Government policy changes on blockchain may pose risks.

Blockchain technology is a capability of our company. The Chinese government encourages the application of blockchain technology and supports the Company’s education blockchain platform. However, there is a risk of changes in this policy in the future. On January 10, 2019, the CAC, PRC’s cyberspace information regulator, issued the Administrative Provisions on Blockchain Information Services (“Provisions”), a set of rules governing blockchain-based information services. The Provisions took effect on February 15, 2019. The Provisions regulate blockchain-based information services provided in the PRC. The Provisions prohibit blockchain information service providers and users from using the services to engage in activities prohibited by laws or administrative regulations that endanger national security, disturb social order, or infringe the legitimate rights and interests of others. They must not generate, copy, publish, or disseminate information content prohibited by laws and administrative regulations. Currently, NetClass has neither generated, copied, published, or disseminated information content prohibited by laws and administrative regulations nor violated other Provisions. However, because of environmental-impact concerns related to the potential high demand for electricity to support of applying blockchain and online learning activity, political concerns, and for other reasons, we may be required to cease operations in the PRC without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement.

We may evaluate and potentially consummate strategic investments or acquisitions from time to time, which could require significant management attention, disrupt our business, and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions, or alliances to further increase the value of our products and better serve our clients. These transactions could be material to our financial condition and results of operations if consummated. Even if we can identify an appropriate business opportunity, there is no guarantee that we may be able to consummate the transaction successfully. Even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products, and services of the acquired business;
●	the inability of the acquired technologies, products, or businesses to achieve expected levels of revenue, profitability, productivity, or other benefits;
●	difficulties in retaining, training, motivating, and integrating key personnel;
●	diversion of management’s time and resources from our normal daily operations;
●	difficulties in successfully incorporating licensed or acquired technology and rights into our products;
●	difficulties in maintaining uniform standards, controls, procedures, and policies within the combined organizations;
●	difficulties in retaining relationships with clients, employees, and suppliers of the acquired business;
●	risks of entering markets in which we have limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;
●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
●	failure to successfully further develop the acquired technology;
●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

●	potential disruptions to our ongoing businesses.

We may not make any investments or acquisitions. Furthermore, our future investments or acquisitions may not be successful, benefit our business strategy, generate sufficient revenues to offset the associated acquisition costs, or otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

We may be exposed to liabilities under the Foreign Corrupt Practices Act. Any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute to obtain or retain business. We will have operations, agreements with third parties, and sales in South-East Asia, which may experience corruption. Our existing business in Asia creates the risk of unauthorized payments or offers of payments by one of our company’s employees, consultants, or sales agents because these parties are not always subject to our control. It will be our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective. The employees, consultants, or sales agents of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions. We may be subject to other liabilities, which could negatively affect our business, operating results, and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with reviews of our interim financial statements for the six months ended March 31, 2024 and 2023 as well as the audits of our CFS for the years ended September 30, 2023 and 2022, our management identified below material weaknesses in the design and operation of our internal controls:

●	The Company lacked the key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedure. We also did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the CFS;
●	The Company lacked sufficient resources and expertise with U.S GAAP and the SEC reporting experiences in the accounting department to provide accurate information in a timely manner; and
●	The Company lacked sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

As defined under standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim CFS will not be prevented or detected on a timely basis.

In addition, in order to address the material weaknesses in internal control over financial reporting of the Company, we have: (a) hired an outside consultant with adequate experience with U.S GAAP and the SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to setup the internal audit department, and enhance the effectiveness of the internal control system; (d) continued our efforts to implement necessary review and controls at related levels and the submission of all important documents and contracts to the office of our Chief Executive Officer for retention; and (e) continued our efforts to strengthen the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Class A ordinary shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

You may have difficulty enforcing judgments obtained against us.

We are an exempted company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in mainland China and Hong Kong. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to bring an action against these individuals within the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether the Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows, and financial condition.

Potential changes in the global economy may affect the availability of business and customer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in the PRC, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities depends on the banks’ ability that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in the PRC. Those banks may not meet their funding commitments to us if they experience shortages of capital and liquidity or experience excessive volumes of borrowing requests from other borrowers and us within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives, or failures of financial institutions that could adversely affect our access to the liquidity needed for our business. Any disruption could require us to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows, and financial position.

We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our failure to comply with our legal obligations could harm our reputation and business.

Our business involves collecting and retaining certain internal and customer data. For example, we collect data in the ordinary course of business, including consumer profile data, behavioral data, purchase data, and pricing data. Our data engineers and technology specialists then utilize these data to feed our proprietary algorithms that provide us relevant, comprehensive, and practical insights. These insights inform our decision-making in connection with product development, business operations, and marketing and distribution. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques.

Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The PRC’s economic growth slowed since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among the PRC and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in the PRC are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in the PRC. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Risks Related to our Ordinary Shares

We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares.

We are a Cayman Islands holding company and conduct substantially all of our business through our subsidiaries in the PRC. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of any one of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide a withholding tax of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, NetClass HK. As of the date of this annual report, WOFE currently does not have plan to declare and pay dividends to NetClass HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. NetClass HK intends to apply for the tax resident certificate when WOFE plans to declare and pay dividends to NetClass HK. When WOFE plans to declare and pay dividends to NetClass HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

The dual class share structure will concentrate a majority of voting power in our Chief Executive Officer, who beneficially owns 79.83% of the aggregate power of our total issued and outstanding share capital and will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A ordinary shares shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company and each Class B ordinary share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at general meetings of our company. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Mr. Dai beneficially owns 79.83% of the voting power of our total issued and outstanding share capital as of the date of this annual report due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. Because of the dual-class share structure and the concentration of ownership, Mr. Dai will continue to control a majority of the voting power of our total issued and outstanding share capital and therefore have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions so long as Mr. Dai owns at least 50% of the voting power of the total issued and outstanding share capital. This concentrated control will limit the ability of holders of Class A ordinary shares to influence corporate matters for the foreseeable future and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares may view as beneficial. Furthermore, should the Company decide to issue additional Class B ordinary shares in the future, the fifteen-to-one voting ratio between the Class B ordinary shares and Class A our ordinary shares will result in further dilutive effect on the voting power of holders of Class A ordinary shares.

As a result, for so long as Mr. Jianbiao Dai, owns a controlling or significant voting power in our issued and outstanding share capital, he generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;
●	determinations with respect to our business direction and policies, including the appointment and removal of officers;
●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;
●	our financing and dividend policy;
●	determinations with respect to our tax returns; and
●	compensation and benefits programs and other human resources policy decisions.

Even if Jianbiao Dai intends to dispose of certain Class B ordinary shares such that he would control less than a majority of the voting power of our total issued and outstanding share capital, he may be able to influence the outcome of corporate actions so long as he retains Class B ordinary shares. During the period of Mr. Jianbiao Dai’s controlling or significant ownership of our Class A ordinary shares and Class B our ordinary shares, shareholders may not be able to affect the outcome of such corporate actions.

Mr. Jianbiao Dai may have interests that differ from yours and may vote in a way with which you disagree, and which may be averse to your interests. Corporate actions might be taken even if other shareholders oppose them. This concentration of ownership and voting power may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately affect the market price of our Class A ordinary shares.

Furthermore, we cannot predict whether our dual-class share structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A ordinary shares less attractive to other investors. As a result, the market price of our Class A ordinary shares could be adversely affected.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Class A ordinary shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares, and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to accounting standards that are available to emerging growth companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer, and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act. They will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from Regulation FD (Fair Disclosure) requirements, which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members be independent. However, as a foreign private issuer, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. The Nasdaq Listing Rules also require U.S. domestic issuers to hold annual shareholders meetings and may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and certain ordinary share issuances. We, as a foreign private issuer, are not subject to these requirements. We intend to comply with the requirements of Nasdaq Listing Rules in having a majority of our board consist of independent directors and to appoint a compensation committee, a nominating and corporate governance committee composed entirely of independent directors and an audit committee with a minimum of three members. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards, including the requirement to hold annual shareholders meetings and the requirement of shareholder approval for certain corporate matters, which may afford less protection to investors.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Islands Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company, and substantially all of our assets are located outside of the United States. In addition, a majority of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Nasdaq may apply additional and more stringent criteria for our continued listing and insiders currently hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. The insiders of our company currently hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our continued listing.

If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

As a public company, to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of including those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities or subsequently delists our securities from trading, we could face significant consequences, including:

●	limited availability for market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	a determination that our Class A ordinary shares is a “penny stock,” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A ordinary shares;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance.

The market price of our Class A ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

●	In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. In the event that we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of the Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A ordinary shares.

In addition to the risks addressed above in “— The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance,” our Class A ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our stock, which may cause our Class A ordinary shares to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A ordinary shares.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A ordinary shares if the market price of our Class A ordinary shares increases.

We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

We are a public company in the United States. As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. In the event that we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A ordinary shares could decline.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

NetClass is a Cayman Islands exempted company incorporated on January 4, 2022. We conduct our business in the PRC through our subsidiaries. The consolidation of our Company and our subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NetClass HK was incorporated on December 12, 2006, under the laws of Hong Kong SAR and acquired by NetClass on May 5, 2022. NetClass HK is a wholly-owned subsidiary of NetClass and is our main operating entity in Hong Kong as well as the holding company of our PRC subsidiaries.

NetClass International was incorporated by NetClass on July 28, 2023, under the laws of Hong Kong SAR. NetClass International is a wholly-owned subsidiary of NetClass and currently does not conduct any business operations. “Hong Kong Subsidiaries” refer to NetClass HK and NetClass International collectively.

NetClass Singapore was incorporated on May 13, 2024, under the laws of the Republic of Singapore and acquired by NetClass on July 1, 2024, of which 60% equity interest is held by the Company. NetClass Singapore is not currently engaging in any operation.

WFOE was incorporated on May 5, 2019, under the laws of the PRC. It is a wholly-owned subsidiary of NetClass HK and a wholly foreign-owned entity under the PRC laws. It is not currently engaging in any active business and merely acting as a holding company.

NetClass incorporated Shanghai Netwide on April 27, 2022 under the laws of the PRC. Shanghai Netwide is a wholly owned subsidiary of WFOE and is not currently engaging in any active business and merely acting as a holding company.

NetClass China was incorporated on May 13, 2003, under the laws of the PRC. WOFE owns 21.46% equity interest and Shanghai Netwide owns 78.54% equity interest of NetClass China. NetClass China mainly engages in information technology including digital IT product and service, software development, platform development, Smart Campus, Mobile Learning Platforms development and big data cloud computing service.

NetClass Education, a wholly-owned subsidiary of NetClass China, was incorporated on April 14, 2004 under the laws of the PRC. NetClass Education mainly engages in an online-training service, “Part-time Assistant” remote project for long-term development of personal credential and future career.

NetClass HR, a wholly-owned subsidiary of NetClass China, was incorporated on November 9, 2016 under the laws of the PRC. NetClass HR is not currently engaging in any active business.

NetClass Management a wholly-owned subsidiary of NetClass China, was incorporated on August 29, 2016 under the laws of PRC. NetClass Management is not currently engaging in any active business.

NetClass Training, a wholly-owned subsidiary of NetClass China, was incorporated on August 19, 2016 under the laws of the PRC. NetClass Training mainly engages in online-training and related technology and courseware service.

The chart below summarizes our corporate structure as of the date of this annual report:

History of Share Issuance

Upon incorporation of the Company on January 4, 2022, the Company has an authorized share capital of $50,000 divided into 50,000 ordinary shares with par value of US$1.00 per share and issued 10,000 ordinary shares of par value of US$1.00 per share in the Company including 7,092 ordinary shares to Dragonsoft Holding Limited, 1,531 ordinary shares to NTC Capital Company Limited, 512 ordinary shares to New Version Capital Inc, 453 ordinary shares to GGA Technology Inc, 312 ordinary shares to Golden Ocean LY Investment Limited and 100 ordinary shares to ASD Capital Inc at par value. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act. No underwriters were involved in these issuances of ordinary shares.

On July 26, 2022, the Company adopted its amended and restated memorandum and articles of association. The Company’s authorized share capital was changed into US$50,000 divided into 200,000,000 shares comprising of (a) 190,000,000 Class A ordinary shares of par value of US$0.00025 each and (b) 10,000,000 Class B ordinary shares of par value of US$0.00025 each. Concurrently, Dragonsoft Holding Limited, Lang Wide Investment INC and Yovole Data Group (HONG KONG) LIMITED surrendered 17,182,500, 9,517,500 and 300,000 ordinary shares to the Company and the Company issued 2,000,000 Class B ordinary shares of par value of US$0.00025 each in the Company to Dragonsoft Holding Limited. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act. No underwriters were involved in these issuances of the Class A or Class B ordinary shares.

On September 20, 2023, the Company entered into a private placement subscription agreement with Dragonsoft Holding Limited, a company wholly owned by Mr. Jianbiao Dai (Chief Executive Officer and Chairman of the Company), pursuant to which the Company issued 760,000 Class A ordinary shares of the Company of par value US$0.00025 each to Dragonsoft Holding Limited, for $1,900,000. No underwriters were involved in this issuance. The above issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

On December 13, 2024, we consummated our initial public offering of 2,070,000 ordinary shares at $5.00 per share. On December 31, 2024, the underwriters exercised the over-allotment option in full to purchase the additional 270,000 Class A ordinary shares. The closing for the sale of the over-allotment option took place on January 3, 2025. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the exercise of the over-allotment option, totaled US10,350,000, before deducting underwriting discounts and other related expenses.

4B. Business Overview

We are a B2B (Business-to-Business) smart education specialist, providing IT solutions to schools, training institutions, corporations, public agencies, and other institutions or corporate customers. We offer SaaS subscription service and, application development. Our solutions modules include teaching management, campus management, online teaching, online examination, epidemic prevention and control, data storage and computing system, EDC (Education Credit) blockchain system, and lecturer evaluation services. Our mission is to provide high-quality and reliable products to our customers to maintain sustainable business growth over the long term.

We believe we are one of the better-known brands in the PRC’s online education software and digital transformation industry. We have advantages in customized design, an easy-to-use interface, knowledge of the industry and market, and our experienced management. In addition, we believe we are the first to incorporate blockchain technology in online education. Our B2B business revenues were $10,101,647 and $11,089,528 and $9,257,607 during the years ended September 30, 2024, 2023 and 2022, respectively.

In 2023, due to the impact of the epidemic, the Company, like many other Chinese companies, intends to become an international enterprise and expand into overseas markets. As Hong Kong is a bridge between mainland China and overseas, the Company focuses on Hong Kong and effectively expands its application development business, including data storage and computing equipment, and technical services. Furthermore, the Company hopes to expand its market in Southeast Asia in the future.

Starting from 2023, the Company has dual headquarters, namely, NetClass China and NetClass HK, which are in Shanghai and Hong Kong respectively. NetClass China mainly undertakes the development of SaaS subscription services, smart campus and other application development services, as well as the Company’s R&D work. NetClass Hong Kong’s business mainly focuses on application development and technical services. In the future, the Company will expand its technical services and SaaS subscription business in Hong Kong and overseas. At the same time, the Hong Kong headquarter serves as a base for conducting business with Southeast Asian countries.

Our Products

Smart Campus Solutions

Smart Campus is information systems designed for schools that includes the basic network infrastructure and the digital education resources management. Smart Campus can help schools and teachers improve teaching efficiency, and help students and parents boost learning participation and engagement. For example, a smart campus can include systems that manage classrooms, students, teachers, curriculum, transcript, safety, property, environment and energy, etc. Depending on the customer’s needs, we can design an integrated smart campus that includes several modules or we can provide services based on a single module.

Smart Campus systems collect and analysis the studying data and related information provided by school, teachers and students. The system processes the data and generate feedback and alerts to schools for offering better teaching and management service to students, and for the safety of students.

Our IT solutions in building a smart campus include (1) management system of teaching resource like facilities, courseware, teaching data, environmental energy data; (2) providing online course registration, curriculum management, transcript management, course evaluation; (3) classroom e-learning large screen and interactive learning system, and intelligent grading technology to help teachers grade exams and keep record; (4) monitoring attendance and enhancing campus safety through surveillance cameras on campus and face recognition technology; (5) through our epidemic prevention and control system, providing COVID-19 data tracking such as the health code and vaccination records.

During the years ended September 30, 2024, 2023 and 2022, revenue from Smart Campus Solutions accounted for 13.1%, 26.3% and 34.0% of our total revenue, respectively. Revenue from Smart Campus Solutions is under the revenue stream of subscription service.

NetClass Mobile Learning Platforms

NetClass mobile learning platforms are designed for online leaning. Traditional in-person trainings may be limited by space, costs, and travel restrictions as a result of the COVID-19 pandemic. The NetClass mobile learning platforms allow users to watch video, manage courses, and ask questions at a time and place that best fit their schedule. We can provide a curated selection of courseware based on a customer’s need and keep record of the learning process. NetClass mobile learning system can also support learners to study on desktop computers. The platform also organizes such data into charts and information that is valuable to the customer to evaluate and improve the efficiency of their trainings. Generally, the customers provide the topics of trainings and sometimes provide course material themselves. If the customers do not have course material ready to use, we will either purchase the courseware from third parties or work with the customer to create course materials.

During the years ended September 30, 2024, 2023 and 2022, revenue from online learning platforms and related services and development accounted for 30.6%, 39.6% and 83.7% of our total revenue, respectively.

EDC (Education Credit) Blockchain System

The EDC (Education Credit) blockchain system facilitates record keeping that ensures secure, traceable, verifiable, and non-fungible exchange of data such as education credits, education coupons and certificates among institutions in the education ecosystem.

The EDC system awards one EDC credit to the student who completes one hour of the training course. Such EDC credits create records for awarding academic certificates upon completing certain amount of training courses. The EDC credits and certificates earned by the student are not changeable and cannot be rewritten, which creates a digital academic credential that is readily accessible and permanent that accompanies the student for a lifetime. The EDC system also awards digital certificate of coupons and rewards in the form of tokens upon completion of one course. The EDC blockchain system has generated no revenue since it was launched in 2018.

The EDC blockchain system has been operating stably and safely since its launch in 2018. It has been recognized by the Shanghai Municipal Commission of Economy and Informatization. We have completed demonstrations with Shanghai Opening University, Jing’an Professional Education Group, and Zhucai Beijing Technology Training Co., Ltd. We have also established a strategic partnership with Shanghai Computer Software Technology Center to promote blockchain applications in training institutions. The EDC system is currently one of the few successful practice cases in this field. NetClass China is also one of the few companies that have filed with the Office of the Central Cyberspace Affairs Commission of China to certify educational blockchain.

In many cases, our EDC blockchain services are provided to our customers together with smart campus projects and online learning platform projects.

NetClass Online Examination System

The NetClass online examination system provides online exam reservation, examinee’s identity verification, and real-time exam supervision. The system, powered by artificial intelligence learning, recognizes and automatically records the examinee’s abnormal behaviors during the exam, such as lowering their heads, leaving their seats, leaving the examination interface, opening additional documents, etc. The system will then stop the exam and alert the exam administrators. The online examination system supports the NetClass mobile learning platform and other services involving tests and evaluations and makes remote examinations practical and secure.

Artificial Intelligence Assisted Online Education System

The application of artificial intelligence (AI) technology is rapidly developing in 2023, which lead to a public common belief that AI technology is bringing about a new industrial revolution. We believe AI technology especially the Large Language Model (LLM) will play an important role in various industries. In order to maintain the technical advantage in online education and related areas, we are dedicated to long-term R&D in AI applications, aiming to run a vertical LLM in the field of smart education. Believing that AI technology can help the Company provide better products and services to our customers, we decided to develop and provide AI assisted English learning systems to our education clients, and NetClass HK entered into an AI technical development service agreement with one AI development supplier in Hong Kong (an independent third party) on October 2, 2023 for vertical LLM for English learning system to its education clients. Under the agreement, the developer agreed to conduct pre-training and necessary fine-tuning of a general-purpose open-source AI large language framework model for the Company’s sole use for a total fee of $2,000,000. The Company made a payment $1,900,000 in 2023. The agreement stipulated a training period of four months, and required the technical supplier to provide the computing power for this training, and thereafter, the vertical LLM shall be inspected and confirmed by the company after the training is completed. The trained vertical LLM shall then be deployed according to the company’s requirements and support of language teaching and other services. NetClass HK shall own all intellectual properties, if any, as a result of the agreement. The agreement is governed by the laws of Hong Kong. In January 2024, the program was delivered to NetClass HK and has been successfully used in our AI-assisted English learning system, which has already attracted some college users. We believe that AI technology can bring new opportunities to our Company, especially in upgrading the Company’s online education system to be more intelligent and efficient.

NetClass Epidemic Prevention and Control System

Our epidemic prevention and control system provides an integrated solution for the health management of schools during the COVID-19 Pandemic. The epidemic prevention and control system records the user’s information including body temperature, ID card verification, face recognition, travel code, COVID-19 test result, and vaccination records. Because of its identity authentication function, the system is also applicable to different scenarios such as temporary passes at work, student identity verification at school, etc. All the data and information obtained on epidemic prevention and control are accessible nationwide through one code. Therefore, it provides our customers with an easier solution to health management.

Application Development Services

The application development service contracts include technical service agreements, software service and development, data storage and computing system sales agreements, among others. NetClass China provides application development service to the mainland China customers such as the Municipal Education Commission, Shanghai Open University, Shanghai Herocheer Technology Co., Ltd. NetClass HK provides application development service to the Hong Kong customers such Gallop Trading Ltd, Nurbr International Limited, among others. Technical service agreements usually have a term of one to three years. Generally, the agreements customarily states that the services shall be delivered within a certain period of time, and can be terminated if performance is impossible due to a violation of laws or force majeure. The agreements usually also prohibit us from assigning the rights and obligations under the agreement without prior written consent of the customer. Since delivery under these agreements usually happens shortly after signing, the agreements do not necessarily include a termination clause. For the year ended September 30, 2024, our application development service revenue was approximately $7.8 million as compared to approximately $8.3 million for the year ended September 30, 2023. The decrease in application development service revenue was approximately 6% due to the decrease of revenue in PRC, which was resulted from the declined demand after the travel restrictions during COVID-19 pandemic are lifted. For the year ended September 30, 2023, our application development service revenue was approximately $8.3 million as compared to approximately $3.4 million for the year ended September 30, 2022, which representing an increase of approximately $4.9 million or 145.9%. The increase in application development service revenue was mainly due to the reason that the Company expand its business in Hong Kong, where contributed the revenue from application development services of $5.6 million for the year ended September 30, 2023.

Sales and Marketing

Currently, our main market is in Shanghai and Hong Kong. Our market was mainly in Shanghai and eastern mainland China before 2022. However, due to the impact of the pandemic on the PRC’s economy, we expanded our services into Hong Kong and overseas markets in 2023, and we have made noticeable progress, especially in our Application development and IT solutions.

We market our products through customer referrals, recommendations from industry associations, advertisements, WeChat official accounts, cold calls and other methods. For example, we have promoted our products and services to member companies when participating in various professional technology associations in the IT industry, and we have publicized our products and services through our company website and WeChat official accounts. WeChat users can subscribe to WeChat official accounts and access latest information on these accounts every day. The Company publishes articles on its’ WeChat official account and subscribers including our employees, employees’ family and friends can share these articles to their personal network on WeChat.

We believe the market demands for online educational technology services will continue to grow, driven by the rapid growth in the PRC online education market.

Our marketing expenses accounted for approximately 77.0% of the total selling and marketing expenses for the fiscal year ended September 30, 2024.

In 2024 we reduced market expense, our marketing expense was $296,850, $513,474 and $1,202,430 for the years ended September 30, 2024, 2023 and 2022, respectively. Our marketing expenses were 77.0%, 84.6% and 92.6% of the total selling and marketing expenses for the years ended September 30, 2024, 2023 and 2022, respectively. The decrease in marketing expenses has to some extent led to a decrease in subscription service revenue, from $5,877,323 in 2022 to $2,776,175 in 2023, and further decrease to $2,288,806, while our application development services have maintained growth. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to improve our market position.

We plan to further increase brand awareness and market share by (i) promoting our products and services in different countries especially in southeast Asia, (ii) engaging marketing partners to expand market reach, and (iii) explore new marketing channels, especially internet and social media marketing.

Customers and Suppliers

Major Customers

We have a B2B business model and we mainly serve enterprise/institutional customers, including: enterprises (including in-house on-job training department), educational institutions (including schools and training companies) and government agencies (mainly Municipal Education Commission). The categories of our customers and the ratio to revenue are as follows:

Major customers that make up 10% or more of revenue for the years ended September 30, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Percentage of the Company’s revenue
Gallop Trading Limited	35.6%	43.1%	—
Shanghai Detuo Information Technology Co., Ltd	*	10.6%	*
Zhucai Technical Training (Beijing) Co., Ltd	*	*	14.1%
Shanghai Lingjiang Electronic Technology Co., Ltd	*	*	11.7%
Shanghai Yiqilai Culture Communication Co., Ltd		*	11.3%

*The revenue of this customer is not over 10% of total revenue of the Company.

Gallop Trading Limited mainly purchases computer storage and computing systems, including equipment as well as the system software and testing and debugging technical services. Pursuant to its purchase order with NetClass HK, NetClass HK shall deliver the products in Grade A within five days after payments by Gallop Trading Limited. NetClass HK provides a 30-day warranty on the products.

Shanghai Detuo Information Technology Co., Ltd primarily acquires a high-tech park intelligent management system construction and integration and certain SAAS platform services from NetClass China. Shanghai Detuo Information Technology Co., Ltd shall inspect and test the products upon delivery and if products do not meet the standards agreed upon by both parties, NetClass China shall deliver the required products within five days. If such default cannot be cured by re-delivery, NetClass China shall pay liquidated damages in an amount equal to 5% of the purchase price under the agreement. NetClass China shall also provide training and an eighteen-month warranty. Upon expiration of the warranty, NetClass China shall continue to provide maintenance services and may charge service fees. After full payment of the fees by Shanghai Detuo Information Technology Co., Ltd, Shanghai Detuo Information Technology Co., Ltd shall own the software and any intellectual properties thereof. The breaching party shall compensate the non-breaching party for the losses suffered due to the breach of contract, including but not limited to the non-breaching party’s direct and indirect economic losses, investigation and evidence collection fees, litigation fees/arbitration fees, travel expenses, etc. If either party delays the delivery of the products or the payments of the purchase price, the non-defaulting party is entitled to liquidated damages in the amount of 0.05% of the purchase price under the agreement, and if such delay exceeds 15 days, the non-defaulting party has the right to terminate the agreement. The agreements are governed by the laws of the PRC.

The application development service contracts including technical service agreements, software development agreements and equipment sales agreement with major customers contain terms regarding scope of services, effective period, fees and settlement, inspection and quality assurance, termination, and liabilities for breach of contract, etc.

Technical service agreements usually have a term of one to three years. Generally, the agreements will also state that the services shall be delivered within a certain period of time. The agreements can also be terminated if performance is impossible due to a violation of laws or force majeure. The agreements usually also prohibit us from assigning the rights and obligations under the agreement without prior written consent of the customer.

Software service and development sales agreements usually state that the services shall be delivered within a certain period of time. Because delivery under these agreements usually happens shortly after signing, the agreements do not necessarily include a termination clause.

Major Suppliers

Our suppliers include software suppliers, equipment suppliers and advertisers, who mainly provide us with application software, project equipment, advertising services, consulting services and other products or services. Even though we have suppliers that each accounts for more than 10% of the total cost, we are not dependent on any suppliers. We maintain good relationships and close liaison with various high quality suppliers to ensure adequate and timely supply of products and services.

Major suppliers that make up 10% or more of purchase for the years ended September 30, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Percentage of the Company’s purchases
Movefwd Limited	28.6%	—	—
NF Smith and Associates	19.1%	47.8%	—
Diaisi Information Technology Co., Ltd	*	12.4%	*
Shanghai Thrive Information Tech. Co., Ltd	*	11.8%	14.5%
Shanghai Xuanping Information Tech. Co., Ltd	*	*	11.6%
Shanghai Chunshen Saihua Intelligent Technology Co., Ltd	*	*	10.8%
Shanghai Keping Information Tech. Co., Ltd	—	—	39.8%

*The purchase from this supplier is not over 10% of total purchase of the Company.

The contracts with our suppliers are primarily on a fixed-price basis, which require the supplier to provide us with application software, project equipment and application platform maintenance service. The agreements can also be terminated if performance is impossible due to a violation of laws or force majeure. The agreements usually allow us to have a right to inspect the product or equipment provided by suppliers while suppliers have a right to cure the defect. Unexpected technical, operational, logistical, regulatory or other problems, including but not limiting to the defects in the products or equipment provided by our supplier, could delay or prevent the introduction of one or more of new courseware, services or products and have material impact on our operation.

Considering that the performance of our suppliers may have an adverse impact on our operating results, financial condition, business and prospects, in order to manage the performance risk by suppliers, the agreement with such major suppliers usually specify in detail the scope of services, terms of rescission or termination, prohibition of performance by third parties and non-competition.

Competition

We face competition from providers of online education software services and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation markets. Specifically, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the international competitors’ technology and experience developed in their home markets.

Insurance

We believe we have covered housing provident fund and all five types of social insurance, including, pension insurance, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. We have no key man insurance with respect to our key personnel that would provide insurance coverage payable to us for loss of their employment due to death or otherwise.

Environmental Matters

Our production does not generate any chemical wastewater or other industrial waste. We are in compliance with all current environmental protection requirements under PRC laws and regulations. In the event of any changes in the PRC laws and/or regulations and/or government policies on environmental protection and more stringent requirements are imposed on the Company, we may have to incur extra costs and expenses to comply with such requirements.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the past, we have been subject to legal proceedings, which have since been resolved. The inherent uncertainty of litigation exists and could produce adverse results in these and other matters. Except as contemplated below, there are no pending legal proceedings in which we are currently involved.

NetClass China has a contract dispute with Shenzhen Guotai’an Education Technology Co., Ltd., which sued NetClass China on September 28, 2021 in connection with a sales and purchase agreement between NetClass China and the plaintiff in Shenzhen Nanshan District People’s Court. The plaintiff claimed NetClass China owed RMB 665,000 ($103,208) for purchasing online teaching products and software development services from the plaintiff. NetClass China argued that the plaintiff’s claim was baseless because the plaintiff only delivered defective online teaching products on December 13, 2017 and failed to deliver software development services. NetClass China also notified the plaintiff to terminate the agreement on March 9, 2018 and July 13, 2020. On July 19, 2022, Shenzhen Nanshan District People’s Court denied the plaintiff’s claim due to lack of evidence. The plaintiff appealed the case to Shenzhen Intermediate People’s Court, which upheld the final judgment from the Shenzhen Nanshan District People’s Court and dismissed all plaintiff’s claims in favor of NetClass.

Regulations

Regulatory Overview in Mainland China

This section sets forth a summary of the most significant rules and regulations that affect the PRC Subsidiaries’ business in mainland China.

Regulations on Foreign Currency Exchange

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in the PRC. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities to seek offshore financing or make an offshore investment, using legitimate onshore or offshore assets or interests. An “round trip investment” refers to direct investment in the PRC by PRC residents or entities through SPVs, establishing foreign-invested enterprises to obtain ownership, control rights, and management rights. SAFE Circular 37 provides that, before contributing to an SPV, PRC residents or entities must complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and Foreign Investment Law, each of our PRC subsidiaries, as a foreign invested enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between the PRC and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Under our current corporate structure, NetClass may rely on dividend payments from NetClass HK< NetClass Singapore, NetClass Education, NetClass Management, NetClass Training and NetClass HR, which is a wholly foreign-owned enterprise incorporated in the PRC, to fund any cash and financing requirements we may have. Under Foreign Investment Law, wholly foreign-owned enterprises in the PRC may freely make remittance inward and outward in RMB or foreign exchange of capital contribution, profits, capital yield, income from asset disposal, intellectual property licensing fees, indemnity obtained according to law or income from compensation and liquidation. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to optional reserve funds. After making up the losses and allocating reserve funds, the remaining after-tax profits of wholly foreign-owned enterprises may be distributed to the shareholders.

Regulations Relating to Overseas Listings

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

Based on our understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules and CSRC’s approval are not required for the offering and listing of our securities. However, there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated the Guidance Rules and Notice. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three working days following its submission of initial public offerings or listing application. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited CFS for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. In addition, if a company is subject to the filing requirement with the CSRC, such company’s future securities offerings in the same overseas market or subsequent securities offering and listing in other overseas markets shall also be subject to the filing requirement with the CSRC, which shall be completed within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If a PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

Based on our understanding of the current PRC law, rules, and regulations, we are not required to complete the filing procedures with the CSRC for the offering and listing of our securities, because the operating revenue, total profit, total assets, or net assets, as documented in our audited CFS for the most recent accounting year, accounted for by the PRC subsidiaries are all under 50%. However, there remains uncertainty as to how the Trial Measures will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the Trial Measures, and we cannot exclude the possibility that the CSRC or other relevant government authorities might, from time to time, further clarify or interpret the Trial Measures in writing or orally and require such filing for future offerings.

Regulations Related to Foreign Investment

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment. “Pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments. “Negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc.

Regulations Relating to Internet Information Security and Privacy Protection

Several Provisions on Regulating the Market Order of Internet Information Services

The MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, or the Several Provisions, in December 2011, which became effective in March 2012. Pursuant to the Several Provisions, internet information service providers may not collect any users’ personal information or provide any such information to third parties without the consent of the user.

An internet information service provider shall expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect information necessary for the provision of its services. An internet information service provider is also required to properly maintain the users’ personal information, and in case of any leak or likely leak of the users’ personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority.

Decision of the SCNPC on Strengthening Internet Information Protection

The SCNPC issued the Decision on Strengthening Internet Information Protection in December 2012. Pursuant to this decision, the State protects the electronic information that can identify the personal identity of citizens and that involves privacy of citizens. No organization or individual may obtain the personal electronic information of citizens by steal or other illegal means, nor sell or illegally provide certain information others. The Decision further set out the requirement for the internet service providers.

Cyber Security Law

The SCNPC promulgated the Cyber Security Law in November 2016, which became effective in June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

Data Security Law

The Data Security Law of the PRC, which was promulgated by the SCNPC in June 2021 and took effect in September 2021, provides that the PRC shall establish a data classification and grading protection system, formulate the important data catalogs to enhance the protection of important data. Processors of important data shall specify the person responsible for data security and management agencies to implement data security protection responsibilities. Relevant authorities will establish the measures for the cross-border transfer of important data. If any company violates the Data Security Law of the PRC to provide important data outside the PRC, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license.

On July 7, 2022, the CAC promulgated the Measures for Security Assessment for Cross-border Data Transfer (the “Measures”), which took effect on September 1, 2022. According to the Measures, a data processor shall apply to the competent cyberspace department for security assessment and clearance of the outbound data under any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year, or (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer.

Personal Information Protection Law

In August 2021, the SCNPC promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law specifies the rules for processing sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including, but not limited to, information on biometric characteristics, financial accounts, and individual location tracking, as well as the personal information of minors under the age of 14. Personal information processors shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors will be ordered to correct or suspend or terminate the provision of services and be subject to confiscation of illegal income, fines or other penalties.

Regulations Relating to Intellectual Property

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. The PRC is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in the PRC. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models,” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first-come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness, and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. On June 18, 2019, the Implementing Rules on Registration of National Top-level Domain Names was promulgated by the China Internet Network Information Center, or the CNNIC. According to which, the Domain Name Measures regulate the registration of domain names, such as China’s national top-level domain name “.CN” and the MIIT is the main regulatory body responsible for the administration of PRC internet domain names.

Regulations Relating to Taxation

Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008, and amended on February 24, 2017, and December 29, 2018 and amended on April 23, 2019, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without “de facto management bodies” located within the PRC that has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax of 20% on dividends and other PRC-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other PRC-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, became effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between the PRC and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993, and amended on November 10, 2008, February 6, 2016, and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which the MOF promulgated on December 25, 1993, and amended on December 15, 2008, and October 28, 2011, entities or individuals engaging in the sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Regulations Relating to Overseas Listing and M&A Rules

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Based on our understanding of the current PRC laws, regulations and rules, the CSRC’s approval are not required for the offering and listing of our securities.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules, and we cannot exclude the possibility that the CSRC or other relevant government authorities might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for future offerings. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for the offering and listing of our securities, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for the offering and listing of our securities. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from the offering of our securities into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in the PRC, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt the future offerings before the settlement and delivery of the Class A ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A ordinary shares offered in such future offerings, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for future offerings, we may be unable to obtain a waiver of such approval requirements.

Overview of the Laws and Regulations Relating to the Operating Entities’ Business and Operations in Hong Kong

Regulations Related to Business Registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business in Hong Kong to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to comply with the business registration requirement shall be guilty of an offence and shall be liable for a fine of HK$5,000 and imprisonment for one year. As of the date of this annual report, each of the Hong Kong Subsidiaries has obtained and maintains a valid business registration certificate. In addition, a person carrying on business in Hong Kong in respect of which: (i) that person is not in possession of a valid business registration certificate and for which the prescribed business registration fee and the levy have not been paid; or (ii) a valid business registration certificate is due to expire and the Commissioner of Inland Revenue has not received any notification of cessation of business in prescribed form, that person shall make payment of the prescribed business registration fee and levy specified in the notice issued by the Commissioner of Inland Revenue to that person (or, where no such notice is received on the expiry of the business registration certificate, that person shall notify the Commissioner of Inland Revenue of the same within one month of the expiry of the business registration certificate). Any person who fails to make payment of the business registration fee and levy as specified in the notice issued by the Commissioner of Inland Revenue as foresaid commits an offence and is liable to a penalty in the sum of HK$300 (or HK$213 where that person has made an election for the expiry date to be endorsed the business registration certificate in respect of the business to be the date of the expiration of 3 years from the date of commencement endorsed the certificate) and, additionally, a maximum fine of HK$5,000 and one year of imprisonment. Hence, in respect of our operations in Hong Kong, our Hong Kong Subsidiaries are required to obtain and renew business registration certificates and pay the prescribed business registration fees and levies by the specified due date. As of the date of this annual report, we confirm that each of the Hong Kong Subsidiaries has obtained and maintains a valid and unexpired business registration certificate and has no business registration fees or levies remaining outstanding with respect to any of the Hong Kong Subsidiaries.

Laws and Regulations Related to Hong Kong Taxation

(a) Capital Gains and Profit Tax

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate at 16.5%, except for the qualifying group entity under the two-tiered profits tax regime. The two-tiered profits tax regime is applicable to years of assessment commencing on or after April 1, 2018, under which the first HK$2,000,000 of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%. The Inland Revenue Ordinance also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation of capital assets.

As at the date of this annual report, no capital gains tax is levied in Hong Kong for gains from the disposal of assets (including shares and other equity securities). However, gains from such disposal of assets will be subject to Hong Kong profits tax if the disposal constitutes a transaction a trade and the gains are derived from or arise in Hong Kong. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains from transactions in equity securities, unless such taxpayers are able to prove to the satisfaction of the Commissioner of Inland Revenue that the securities are held for long-term investment purposes.

(b) Withholding Tax on Dividends

In general, dividend income is not subject to withholding tax or any other tax in Hong Kong. Dividends which are paid from profits which are already subject to Hong Kong profits tax are not subject to further taxation when distributed to shareholders in the form of dividends. Dividends received from companies outside Hong Kong are also not taxable as such dividends do not constitute income arising in or derived from Hong Kong.

(c) Employer Obligations

The Inland Revenue Ordinance imposes upon an employer who employs in Hong Kong any individual various reporting and record-keeping obligations. Where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to salaries tax, or who is a married person, the employer is required to give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to salaries tax, or who is a married person, the employer is required to give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong, stating the name and address of the individual and the expected date of cessation. Similarly, where an employee who is chargeable to salaries tax is about to leave Hong Kong for any period exceeding 1 month, the employer is required to, not later than 1 month before the expected date of departure of the employee, give notice in writing to the Commissioner stating the expected date of departure of such employee. Additionally, the Inland Revenue Ordinance also requires every employer to, when requested to do so by notice in writing given by an assessor, furnish within a reasonable time stated in such notice a return in prescribed form containing the names and places of residence and the full amount of the remuneration, whether in cash or otherwise, for the period specified in the notice, of all persons employed by such employer who receive remuneration from the employer in excess of the minimum figure fixed by the assessor, as well as any other person employed by such employer as may be named by the assessor. Failure to comply with any of the aforementioned requirements constitutes an offence subject to a maximum fine of HK$10,000.

In addition, employers are also required to maintain payroll records with respect to each employee, which should include personal particulars, nature of employment, capacity in which the person is employed, amount of cash remuneration, non-cash and fringe benefits, employer’s and employee’s contributions to the Mandatory Provident Fund (MPF) pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), employment contract and amendments to terms of employment and period of employment. Such records must be kept for a period of not less than 7 years in accordance with the requirements of the Inland Revenue Ordinance with regard to the keeping of business records. Further, employers are required to inform the Inland Revenue Department of any change in the employee’s personal particulars (such as change in Hong Kong Identity Card number, residential or postal address or marital status) or terms of employment. Failure to keep business records as required by the Inland Revenue Ordinance constitutes an offence subject to a maximum fine of HK$100,000. As at the date of this annual report, none of the Hong Kong Subsidiaries has entered into any contract of employment with any person in Hong Kong, so that the aforementioned obligations under the Inland Revenue Ordinance and the Mandatory Provident Fund Schemes Ordinance do not apply to any of the Hong Kong Subsidiaries.

(d) Stamp Duty on Share Transfers

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), Hong Kong stamp duty is payable on transfers of Hong Kong stock, namely stock the transfer of which is required to be registered in Hong Kong. With effect from 17 November 2023, stamp duty on the transfer of Hong Kong stock is currently charged at the ad valorem rate of 0.1% on the higher of the consideration or the market value of the stock being transferred, which is payable by each of the transferor and the transferee, such that a total of 0.2% is currently payable on a sale and purchase transaction of Hong Kong stock. In addition, a fixed duty of HK$5 is also currently payable on any each instrument of transfer of Hong Kong stock. Stamp duty the transfer must be paid within 2 days after the sale or purchase if the transaction is effected in Hong Kong and within 30 days after the sale or purchase if the transaction is effected outside Hong Kong. Where one of the parties to the transfer is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer and will be payable by the transferee. If stamp duty on the stock transfer is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

(e) Stamp Duty on Property Transactions and Leases

Under the Stamp Duty Ordinance, stamp duty is also imposed on the sale, transfer or lease of immovable property (whether commercial or residential) located in Hong Kong. With respect to sale or transfer of immovable property, an ad valorem duty is charged on the amount of the consideration of the sale or transfer or the value of the property (whichever is the higher), where the rate of duty varies depending on the type of property involved and the amount of consideration or value (whichever is the higher). With respect to leases, stamp duty is charged on the yearly or average yearly rent, where the rate of duty varies depending on the duration of the lease. NetClass HK has entered into a tenancy agreement dated 29 July 2023 with CHUI WAI KWONG ELECTRICAL ENGINEERING CO., LTD. as landlord in relation to the premises situated at Office Unit B, 19th Floor, Vulcan House, 21-23 Leighton Road, Causeway Bay, Hong Kong. The applicable stamp duty on said tenancy agreement, to be borne solely by the landlord according to the terms of the agreement, has been fully paid and discharged as at 25 September 2023.

Estate Duty

Hong Kong estate duty was abolished effective February 11, 2006. No Hong Kong estate duty is chargeable on the shareholdings and other assets constituting the estate of a deceased person upon death.

Laws and Regulations Related to Anti-Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The competition law in Hong Kong is primarily governed by the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (the “Competition Ordinance”), which came into full operation on December 14, 2015. Generally, the Competition Ordinance prohibits three main categories of anti-competitive behavior, namely (a) anti-competitive agreements, practices and decisions (known as the “first conduct rule”); (b) abuse of market power (the “second conduct rule”); and (c) anti-competitive mergers and acquisitions (the “merger rule”).

The first conduct rule prohibits anti-competitive agreements, practices and decisions. It provides that an undertaking must not: (i) make or give effect to an agreement; (ii) engage in a concerted practice; or (iii) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. Examples of serious anti-competitive conduct include: (i) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (ii) allocating sales, territories, customers or markets for the production or supply of goods or services; (iii) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; and (iv) bid-rigging.

The second conduct rule prohibits the abuse of market power. It provides that an undertaking that has a substantial degree of market power in a market must not abuse such power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. A behavior is particularly likely to constitute an abuse of such market power if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers. Matters that may be taken into consideration when determining whether an undertaking possesses a substantial degree of market power in a given market include, without limitation: (i) the market share of the undertaking; (ii) the undertaking’s power to make pricing and other decisions; (iii) countervailing buyer power; and (iv) any barriers to entry or expansion into the relevant market. Although neither the Competition Ordinance nor any guideline issued by the Competition Commission refers to any specific thresholds that may be indicative of a substantial degree of market power for the purpose of the second conduct rule, “market power” has been referred to in guidelines issued by the Competition Commission as the ability of an undertaking to profitably charge prices above competitive levels, or restrict output or quality below competitive levels, for a sustained period of time.

Whereas the first conduct rule and second conduct rule apply to all sectors of the Hong Kong economy, the merger rule only applies to mergers involving holders of a carrier license granted under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). As at the date of this annual report, none of NetClass and the Hong Kong Subsidiaries holds a carrier license under the Telecommunications Ordinance. Additionally, we believe that, given the limited market share of the Hong Kong Subsidiaries in the market for sale and purchase of customized servers, graphic cards, hard drives and similar digital devices and components and the provision of ancillary software and technology services in Hong Kong, the Hong Kong Subsidiaries’ lack of power to make pricing and other decisions and the relatively low barrier to entry or expansion into the market by competitors, the second conduct rule does not presently apply to us or any of the Hong Kong Subsidiaries. Nevertheless, in the event of substantial expansion of the scale of the Hong Kong Subsidiaries’ business operations or changes in the conditions of the Hong Kong market for sale and purchase of customized servers, graphic cards, hard drives and similar digital devices and components and the provision of ancillary software and technology services, it is possible that NetClass and/or one or more of the Hong Kong Subsidiaries may come within the ambit of the second conduct rule.

In the event of contravention of the provisions of the Competition Ordinance, the Competition Tribunal may: (i) on application by the Competition Commission, impose pecuniary penalty of any amount it considers appropriate subject to a maximum of 10% of the turnover of the undertaking concerned for each year in which the contravention occurred for each single contravention (or, if the contravention occurred in more than three years, 10% of the turnover of the undertaking for the three years that saw the highest, second highest and third highest turnover); (ii) on application by the Competition Commission, make an order disqualifying a person from being a director of a company or from otherwise being concerned in the affairs of a company; and (iii) make such other orders as it considers appropriate, including but not limited to prohibiting an entity from making or giving effect to an agreement, requiring modification or termination of an agreement, requiring payment of damages to a person who has suffered loss or damage as a result of the contravention. We confirm that, as of the date of this annual report, we and each of the Hong Kong Subsidiaries have complied with all three areas the anti-competition laws and requirements in Hong Kong under the Competition Ordinance to the extent that they apply to us and the Hong Kong Subsidiaries.

Laws and Regulations in Relation to Intellectual Property Rights

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance currently in force in Hong Kong came into effect on June 27, 1997. The Copyright Ordinance as amended and supplemented from time to time provides comprehensive protection for nine recognized categories of works, namely: (i) literary works; (ii) dramatic works; (iii) musical works; and (iv) artistic works; (v) sound recordings; (vi) films; (vii) television broadcasts; (viii) cable programs; and (ix) typographical arrangements of published editions. Generally, a work which is original and which is recorded in a material form will be subject to copyright protection without requirement for registration or other formalities. Copyright protection for literary, dramatic, musical and artistic works lasts for the lifetime of the author plus 50 years thereafter, whilst the duration of copyright protection varies for other categories of works.

Under the Copyright Ordinance, copyright owners have the exclusive right to carry out certain acts in relation to their works, including, amongst other things: copying the work on to a tangible medium; distributing copies of the work not previously put into circulation; making copies of the work available to the public via the Internet; performing, showing or displaying the work (other than an artistic work or a typographical arrangements of published edition) in public; broadcasting or including the work (other than a typographical arrangements of published edition) in a cable program service; and, in the case of a literary, dramatic or musical work, making an adaptation of the work. Carrying out such acts without the authorization of the copyright owner is prohibited and which, if done, constitutes an offence under the Copyright Ordinance which will be subject to a maximum fine of HK$50,000 per infringing article and imprisonment for up to 4 years. Additionally, importing or exporting infringing articles (such as pirated copies of a copyright-protected work), making infringing copies of a work outside Hong Kong for the purpose of importation into Hong Kong, manufacturing an equipment for copyright piracy and making an article outside Hong Kong specially designed or adapted for making infringing copies of a work and intended to be so used in Hong Kong are also offences under the Copyright Ordinance subject to a maximum fine of HK$500,000 and a term of imprisonment of up to eight years.

As of the date of this annual report, no copyright infringement claims, actions or proceedings have been commenced by or against the Hong Kong Subsidiaries with respect to any copyright in Hong Kong.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong)

The Trade Marks Ordinance currently in force in Hong Kong came into effect on April 4, 2003 and provides protection for trade marks registered in Hong Kong.

The Trade Marks Ordinance provides, amongst other things, that a person infringes a registered trade mark if the person uses, in the course of trade or business, a sign which is: (i) identical to the trade mark in relation to goods or services which are identical to those for which it is registered; (ii) identical to the trade mark in relation to goods or services which are similar to those for which it is registered, such that the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; (iii) similar to the trade mark in relation to goods or services which are identical or similar to those for which it is registered; such that the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or (iv) identical or similar in relation to goods or services which are not identical or similar to those for which the trade mark, being a trade mark entitled to protection under the Convention for the Protection of Industrial Property signed at Paris on 20 March 1883 (as revised or amended from time to time), is registered, such that the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of the trade mark.

Under the Trade Marks Ordinance, an infringement of a registered trade mark is actionable by the owner of a trade mark, who is entitled to bring infringement proceedings against a person infringing his or her trade mark and may claim for damages, injunctions, accounts and any other relief available at law in respect of the infringement of property right. It should be noted that, whilst the Trade Marks Ordinance does not cover trade marks which are not registered in Hong Kong under that ordinance (even if it has been registered in other jurisdictions), an unregistered trade mark is protected under common law against the action of passing off.

As of the date of this annual report, no trademark infringement claims, actions or proceedings have been commenced by or against any of the Hong Kong Subsidiaries with respect to any trade mark in Hong Kong.

Regulations Related to Anti-money Laundering and Counter-terrorist Financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (the “AMLO”) is the main piece of legislation governing anti-money laundering and counter-terrorist financing in Hong Kong. The AMLO applies to: (i) financial institutions, including, amongst others, authorized institutions such as licensed banks under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong), corporations licensed by the Securities and Futures Commission under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), authorized insurers under the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), licensed money service operators under the AMLO and licensed issuers of stored value facilities under the Payment Systems and Stored Value Facilities Ordinance (Chapter 584 of the Laws of Hong Kong); and (ii) designated non-financial business and professions ("DNFBPs"), including legal professionals, accounting professionals, estate agents, holder of trust and company service provider license under the AMLO and Category B dealers in precious metals and stones under the AMLO. The AMLO requires such financial institutions and DNFBPs to comply with the client due diligence and record-keeping set out in Schedule 2 to the AMLO and provides the relevant regulatory authorities with the powers to supervise compliance with those requirements.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (the “DTROP”) contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP to deal with any property knowing, or having reasonable grounds to believe, it to be the proceeds of drug trafficking. The DTROP also requires a person to report to an authorized officer if he or she knows or suspects that any property is the directly or indirectly proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking. Failure to report such knowledge or suspicion is an offence which carries a maximum penalty of imprisonment for 3 months and a fine of HK$50,000.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (the “OSCO”) empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and gives the Hong Kong courts jurisdiction to make order for the confiscation of the proceeds of organized and serious crimes, to issue restraint orders and charging orders in respect of to the property of defendants of specified offences under the OSCO. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences beyond drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (the “UNATMO”) provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

It is to be noted that, unlike the AMLO, the aforementioned statutory prohibitions and obligations in the DTROP, OSCO and UNATMO apply to all persons and not only financial institutions and DNFBPs.

We confirm that, to the best of our knowledge, information and belief, as of the date of this annual report, each of the Hong Kong Subsidiaries has complied with the requirements of the laws and regulations in respect of anti-money laundering and counter-terrorist financing in Hong Kong under the AMLO, the DTROP, the OSCO and the UNATMO to the extent that such requirements apply to us and our Hong Kong Subsidiaries.

Regulations Related to Data Privacy

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The data protection regime in Hong Kong is governed by the PDPO, which imposes a statutory duty on data users to comply with the requirements of the six personal data protection principles contained in Schedule 1 to the PDPO (the “Data Protection Principles”). “Personal data” is defined in the PDPO to refer to any data: (i) which relate directly or indirectly to a living individual; (ii) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (iii) which is in a form in which access to or processing of the data is practicable.

The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes the Data Protection Principles unless the act or practice, as the case may be, is required or permitted under the PDPO. The Data Protection Principles are summarized as follows:

●	Principle 1 (purpose and manner of collection of personal data): personal data should only be collected by fair means and for lawful purpose related to a function or activity of the data user, data collected should be necessary but not excessive, and the data subjects must be informed of the purpose of the collection;
●	Principle 2 (accuracy and duration of retention of personal data): all personal data should be accurate and not kept any longer than is necessary for the fulfillment of the purpose for which the data is used;
●	Principle 3 (use of personal data): personal data should not be used for a different purpose unless with the consent of the data subject;
●	Principle 4 (security of personal data): all practicable steps should be taken to protect the personal data collected against unauthorized or accidental access, processing, erasure, loss or use;
●	Principle 5 (information to be generally available): all practicable steps should be taken to ensure the public knows the kind of personal data held and the main purposes for holding it; and
●	Principle 6 (access to personal data): a data subject should be provided with the right to request access to and correction of their own personal data.

When the Privacy Commissioner for Personal Data (the “Privacy Commissioner”) receives a complaint or has reasonable grounds to believe there may be a contravention of the PDPO, the Privacy Commissioner may conduct an investigation. If upon completion of investigation the Commissioner is of the opinion that the relevant data user is contravening or has contravened a requirement under the PDPO, the Privacy Commissioner may issue an enforcement notice to direct the data user to remedy the contravention and/or take preventive steps. A data user who contravenes an enforcement notice commits an offence which may lead to a fine and imprisonment carries a maximum penalty of a fine of HK$50,000 and to imprisonment for up to two years.

The PDPO also criminalizes certain uses, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned. We confirm that, as of the date of this annual report, each of the Hong Kong Subsidiaries has complied with the requirements of the laws and regulations in respect of data privacy in Hong Kong under the PDPO.

Regulations Related to Sale of Goods and Supply of Services

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (the “SOGO”) sets out the legal requirements relating to the sale of goods in Hong Kong. The SOGO imposes certain implied terms into contracts of sale, including, amongst others, an implied undertaking as to title of the seller and, in the case of a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description. With respect to a contract for sale by sample, the SOGO provides for the implied conditions that: (i) the bulk shall correspond with the sample in quality; (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample; and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample. Additionally, the SOGO further provides that, where the seller who sells goods in the course of business to a buyer dealing as a consumer (i.e. the buyer does not make the contract in the course of a business or hold himself out as doing so and the goods passing under or in pursuance of the contract are of a type ordinarily supplied for private use or consumption), there is an implied condition that the goods supplied under the contract are of merchantable quality subject to certain exceptions, for example as regards defects which have been specifically drawn to the buyer’s attention before the contract is made or, in the case where the buyer has examined the goods prior to entry into the contract of sale, as regards defects which such examination ought to reveal. We confirm that, as at the date of this annual report, no actions, proceedings or claims have been brought by or against us or any of the Hong Kong Subsidiaries under the SOGO.

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong)

The supply of services in Hong Kong is regulated by the Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (the “SSO”), which provides for certain terms to be implied in contracts for the supply of services. With respect to a contact for the supply of service where the supplier is acting in the course of a business, implied terms imposed by the SSO include, without limitation: (i) that the supplier will carry out the service with reasonable care and skill; and (ii) that, where the time for the service to be carried out is not fixed by the contract and is not left to be fixed in a manner agreed by the contract or otherwise determined by the course of dealing between the parties, the supplier will carry out the service within a reasonable time. We confirm that, as at the date of this annual report, no actions, proceedings or claims have been brought by or against us or any of the Hong Kong Subsidiaries under the SSO.

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (the “CECO”) aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contractual terms and otherwise. Under the CECO, a person may not by reference to any contractual term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence. In the case of other loss or damage, a person may not so exclude or restrict his liability for negligence except in so far as the term or notice satisfies the requirements of reasonableness.

The CECO also provides further protections to a contracting party who is dealing as consumer or upon the other party’s written standard terms of business by providing that such other party may not, by reference to any contractual term: (i) exclude or restrict any liability of his with respect to a breach of contract on his part; (ii) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach; (iii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him; or (iv) claim to be entitled, in respect of the whole or any part of his contractual obligation, to render no performance at all, unless the contract term satisfies the requirement of reasonableness. Schedule 2 to the CECO sets out certain criteria to which a court or arbitrator shall have regard in determining whether a given contractual term satisfies the test of reasonableness, including (as relevant): (i) the strength of the respective bargaining positions of the parties relative to each other, taking into account (amongst other things) alternative means by which the customer’s requirements could have been met; (ii) whether the customer received an inducement to agree to the term, or in accepting it had an opportunity of entering into a similar contract with other persons, but without having to accept a similar term; (iii) whether the customer knew or ought reasonably to have known of the existence and extent of the term (having regard, amongst other things, to any custom of the trade and any previous course of dealing between the parties); (iv) where the term excludes or restricts any relevant liability if some condition is not complied with, whether it was reasonable at the time of the contract to expect that compliance with that condition would be practicable; and (v) whether the goods were manufactured, processed or adapted to the special order of the customer.

Any contractual term which purports to exclude, restrict or limit a person’s liability contrary to the CECO will be invalid and cannot be relied upon to avoid civil liabilities arising out of or in connection to the contract. We confirm that, as at the date of this annual report, no actions, proceedings or claims have been brought by or against us or any of the Hong Kong Subsidiaries under the CECO.

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)

The Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong) prohibits false trade descriptions, false, misleading or incomplete information, false marks and misstatements in respect of goods provided in the course of trade or supply of such goods. In general, a person commits an offence if he: (a) in the course of any trade or business, (i) applies a false trade description to any goods or (ii) supplies or offers to supply any goods to which a false trade description is applied; or has in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied. Such offence is punishable, upon conviction on indictment, by a maximum fine of HK$500,000 and imprisonment for up to 5 years or, upon summary conviction, by a maximum fine of HK$100,000 and imprisonment for up to 2 years. We confirm that, to the best of our knowledge, information and belief, as at the date of this annual report, none of us and the Hong Kong Subsidiaries has been in breach or contravention of any of the requirements under the Trade Description Ordinance.

Import and Export Ordinance

The Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) provides that the import and export of any articles contained in the lists set out in the schedules to the Import and Export (Strategic Commodities) Regulations (Chapter 60G of the Laws of Hong Kong) (the “IESC Regulations”) requires the holding of valid licenses issued by the Director-General of Trade and Industry. Any person importing or exporting any such restricted articles without an import or export license commits an offence and is liable on summary conviction to a maximum fine of HK$500,000 and imprisonment for up to two years, or on conviction on indictment to a maximum fine of HK$2,000,000 and imprisonment for up to seven years.

We confirm that, as at the date of this annual report, none of the servers, hard drives, graphic cards and other goods imported by the Hong Kong Subsidiaries from suppliers and sold by the Hong Kong Subsidiaries to customers is an article included in the schedules to the IESC Regulations and, therefore, no license is required to be obtained by the Hong Kong Subsidiaries from the Director-General of Trade and Industry under the Import and Export Ordinance and the IESC Regulations.

Hong Kong Regulations Relating to Distributions

According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make distributions of its assets (whether in cash or otherwise) to its shareholders out of its profits available for distribution, namely its accumulated, realized profits (so far as not previously utilized by distribution or capitalization), less its accumulated, realized losses (so far as not previously written off in a reduction or reorganization of capital). Where a company makes an unlawful distribution in contravention of the provisions of the Companies Ordinance, and the shareholder to whom the distribution is made knows or has reasonable grounds to believe that the distribution (or part thereof) is made in contravention of such provisions, that shareholder will be liable to repay the distribution (or part thereof) to the company. Additionally, the articles of association of a company may also impose additional requirements or restrictions in relation to the distribution of dividends by the company to its shareholders, for example by limiting the percentage of the distributable profits which may be distributed to shareholders. As at the date of this annual report, the articles of association of NetClass HK provide, amongst other things, that: (i) payment of dividend shall be subject to approval by the company in a general meeting; (ii) no dividend shall be payable except out of the profits of the company; (iii) no dividend shall carry interest as against the company; (iv) the directors of the company may, subject to the approval of members at a general meeting, apply the net profits of the company in or towards the formation of reserve fund or funds; (v) any dividends which are unclaimed for one year after having been declared may be invested or otherwise made use of by the directors of the company for the benefit of the company until claimed by the relevant member(s); (vi) a transfer of shares shall not pass the right to any dividend declared thereon before the registration of the transfer; and (vii) the directors of the company may retain any dividends on which the company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. As at the date of this annual report, the articles of association of NetClass International provide, amongst other things, that (i) dividends may be declared by the company at a general meeting, in the case of interim dividends, paid to members of the company by a decision of the directors as the directors deem to be justified by the profits of the company; (ii) dividends may only be paid out of the profits of the company in accordance with the provisions of the Companies Ordinance; (iii) unless otherwise specified by the members’ resolution or the directors’ decision to pay the dividend or by the terms on which the shares of the company are issued, any dividend must be paid by reference to each member’s holding of shares as at the date of the resolution or decision to declare or to pay the dividend; and (iv) the directors may set aside as reserves any sums out of the profits of the company or carry forward any profits as they think fit.

Save as aforesaid, the articles of association of neither NetClass HK nor NetClass International contain any additional requirement or restriction on the distribution of dividends to their common shareholder, namely NetClass.

4C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this annual report, please see “Item 3. Key Information — Our Holding Company Structure.”

4D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder of the right to use the land for a specified long-term period.

As of September 30, 2024, our principal business sites were in the PRC and Hong Kong. The following table sets forth certain information relating to our principal facilities as of September 30, 2024.

Location	Size (Square Meters)	Primary Use	Owned or Leased
1198 Wanrong Road, Rooms 601B, 601C, 601D, 601E, 601F and 602	421	Office	Leased
Unit B On 19th Floor, Vulcan House, 21-23 Leighton Road, Causeway Bay, HONG KONG	50	Office	Leased

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended September 30, 2024, 2023 and 2022, are derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are a holding company incorporated as an exempted company on January 4, 2022 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through our subsidiaries in Hong Kong and mainland China.

We are a provider of subscription service and application development service. Most of our customers are located in mainland China, Hong Kong and Singapore. We currently generate revenues from subscription service from customers accessing our Software-as-a-Service (“SaaS”), which are approximately 35.3% and 25.0% of our total revenue for the years ended September 30, 2024 and 2023 respectively. We also generate revenue from application development services, which are 64.7% and 75.0% of our total revenue for the years ended September 30, 2024 and 2023, respectively. For the years ended September 30, 2024 and 2023, our total revenues were $10.1 million and $11.1 million, respectively.

Coronavirus (“COVID-19”) updates

Beginning in late 2019, an outbreak of a novel strain of coronavirus (“COVID-19”) first emerged in the PRC and has spread globally. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. In March 2022, a new COVID-19 subvariant (omicron) outbreak hit the PRC, and spread faster and more easily than previous viruses. We closed our Shanghai office and suspended our offline marketing activities on April 1, 2022 as required by the local authorities in Shanghai, and had our employees located in Shanghai work remotely. All marketing activities in Shanghai were accordingly changed to online meetings. Starting June 1, 2022, we reopened our Shanghai office and resumed our offline marketing activities. On December 7, 2022, the PRC announced 10 new rules that were a relaxation of almost all of its stringent COVID-19 pandemic control measures. Shortly after their announcement, additional mobility restrictions issued by local governments were also scrapped. Due to lockdowns, quarantines, or travel restrictions, as well as employees being unable to enter the office for regular work, the Company’s income and profits were affected and decreased in fiscal 2022, and this impact continued into the first few months of fiscal 2023. The management lowered operational costs to deal with the associated uncertainties and negative impacts. After January 2023, there were no new outbreaks of the COVID-19 pandemic, nor were there any new lockdowns or quarantines, and the company’s business revenue gradually returned to normal and began to develop.

Key Factors that Affect Operating Results

We currently derive a majority of revenues from our application development and subscription services. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services and subscription services significantly affects our operating results.

We intend to expand the scope of our offerings to service existing customers and acquire new customers by continuous investment in sales marketing activities as well as remaining our efforts in R&D to increase our subscription revenue and profit. Our ability to drive increased customer adoption and usage of our SaaS services affects our operating results. Our R&D spending could vary depending on the availability of our R&D human capital, the priority setting and the timeframes required for the R&D projects. Our ability to attract, train and retain a cost-effective pool of qualified R&D professionals, including our ability to leverage and expand our proprietary database of qualified R&D professionals and their job satisfaction, affects our financial performance.

Financial Information Related to the mainland China and outside mainland China market

During the year ended September 30, 2023, the Company started providing application development outside of mainland China, mainly in Hong Kong and Singapore. For the year ended September 30, 2024 and September 30, 2023, revenue from mainland China was approximately $4.3 million, and $5.5 million, accounted approximately 42.1% and 49.4% of total revenue of the Company for the year; revenue from outside of mainland China was approximately $5.8 million and $5.6 million, accounted for approximately 57.9% and 50.6% of total revenue of the Company for the year. As of September 30, 2024 and 2023, the total assets related the Company’s outside of mainland China business was approximately $4.5 million and $3.6 million, were mainly comprised of cash, account receivables, advance to suppliers, which directly related to its operation outside of mainland China. The following tables present selected condensed consolidated statements of income and comprehensive income for the year ended September 30, 2024 and September 30, 2023, and the selected condensed consolidated balance sheets as of September 30, 2024 and September 30, 2023, which showing financial information for mainland China and outside mainland China market and consolidated information.

As of and for the fiscal year ended September 30, 2024:

		Outside of
	Mainland	mainland
Year Ended September 30, 2024	China	China	Total
Revenue	$4,257,832	$5,843,815	$10,101,647
Net (Loss) / Income	$(1,061,545)	$(328,179)	$(1,389,724)

		Outside of
	Mainland	mainland
As of September 30, 2024	China	China	Total
Cash	$44,518	$366,198	$410,716
Accounts receivable, net	$1,605,425	$3,692,581	$5,298,006
Advance to vendors	$641,563	$482,467	$1,124,030
Current assets	$2,641,689	$4,445,761	$7,087,450
Total assets	$2,700,778	$4,527,946	$7,228,724
Total liabilities	$2,174,214	$1,992,255	$4,166,469
Net assets	$526,564	$2,535,691	$3,062,255

As of and for the fiscal year ended September 30, 2023:

		Outside of
	Mainland	mainland
Year Ended September 30, 2023	China	China	Total
Revenue	$5,482,777	$5,606,751	$11,089,528
Net (Loss) / Income	$(748,221)	$910,450	$162,229

		Outside of
	Mainland	mainland
As of September 30, 2023	China	China	Total
Cash	$122,188	$402,413	$524,601
Accounts receivable, net	$2,051,881	$235,251	$2,287,132
Advance to vendors	$382,982	$674,700	$1,057,682
Receivable from sale of shares	$—	$1,900,000	$1,900,000
Current assets	$2,986,842	$3,327,718	$6,314,560
Total assets	$3,207,816	$3,333,347	$6,541,163
Total liabilities	$1,885,943	$211,401	$2,097,344
Net assets	$1,321,873	$3,121,946	$4,443,819

As of and for the fiscal year ended September 30, 2022, the Company only performed business in mainland China.

		Outside of
	Mainland	mainland
Year Ended September 30, 2022	China	China	Total
Revenue	$9,257,607	$—	$9,257,607
Net (Loss) / Income	$132,687	$—	$132,687

		Outside of
	Mainland	mainland
As of September 30, 2022	China	China	Total
Cash	$208,206	$—	$208,206
Accounts receivable, net	$3,366,941	$—	$3,366,941
Advance to vendors	$94,573	$—	$94,573
Receivable from sale of shares	$—	$—	$—
Current assets	$4,023,516	$—	$4,023,516
Total assets	$4,353,771	$—	$4,353,771
Total liabilities	$1,942,742	$—	$1,942,742
Net assets	$2,411,029	$—	$2,411,029

Results of Operations

For the years ended September 30, 2024 and 2023

The following table summarizes the results of our operations for the years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

				%
	2024	2023	Change	Change
REVENUES:
Application development services	$7,812,841	$8,313,353	$(500,512)	(6.0)%
Subscription services	2,288,806	2,776,175	(487,369)	(17.6)%
Total revenues	10,101,647	11,089,528	(987,881)	(8.9)%

COST OF REVENUES:
Application development services	5,688,947	6,690,665	(1,001,718)	(15.0)%
Subscription services	2,097,770	2,039,191	58,579	2.9%
Total cost of revenues	7,786,717	8,729,856	(943,139)	(10.8)%
GROSS PROFIT	2,314,930	2,359,672	(44,742)	(1.9)%

OPERATING EXPENSES:
Selling	385,513	606,927	(221,414)	(36.5)%
General and administrative	703,233	798,233	(95,000)	(11.9)%
Research and development	2,515,015	567,809	1,947,206	342.9%
Total operating expenses	3,603,761	1,972,969	1,630,792	82.7%
Income (loss) from operations	(1,288,831)	386,703	(1,675,534)	(433.3)%

OTHER INCOME (EXPENSES)
Interest expenses, net	209	(4,558)	4,767	(104.6)%
Other income, net	(14,791)	37,415	(52,206)	(139.5)%
Total other income, net	(14,582)	32,857	(47,439)	(144.4)%

INCOME (LOSS) BEFORE INCOME TAXES	(1,303,413)	419,560	(1,722,973)	(410.7)%

Income tax provision	86,311	257,331	(171,020)	(66.5)%
NET INCOME (LOSS)	(1,389,724)	162,229	(1,551,953)	(956.6)%

Other comprehensive income (loss)	66,618	(29,439)	96,057	(326.3)%

COMPREHENSIVE INCOME (LOSS)	$(1,323,106)	$132,790	$(1,455,896)	(1,096.4)%
Less: Comprehensive income (loss) attributable to non-controlling interests	(88,089)	—	(88,089)
Comprehensive income (loss) attributable to shareholders	$(1,411,195)	$132,790	$(1,543,985)	(1,162.7)%

Revenues

We derive revenues from two sources: (1) revenue from application development services, and (2) revenue from subscription services.

The Company focuses on developing applications and solutions equipped with the Company’s new technology in SaaS platform. For the year ended September 30, 2024, our total revenue was approximately $10.1 million compared to approximately $11.1 million for the year ended September 30, 2023. The Company’s total revenue decreased by approximately $1.0 million, or 8.9%. The overall decrease in total revenue was attributable to approximately $0.5 million decrease in revenue from application development services and approximately $0.4 million decrease in revenue from subscription services.

Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. Most of the application development contracts are completed within three months. Revenue from application development service is recognized at a point of time by customer acceptance.

For the year ended September 30, 2024, our application development service revenue was approximately $7.8 million compared to approximately $8.3 million for the year ended September 30, 2023, which was a decrease of approximately $0.5 million or 6.0%. The decrease in application development service revenue was mainly attributed to the decrease of revenue in PRC, which was resulted from the declined demand after the travel restrictions during COVID-19 pandemic are lifted.

Certain application development service contracts contain a significant financing component, which is a financial obligation to the customers. In these cases, after deducting the standalone selling price of the financial service, which is calculated using the Chinese Central Bank’s suggested bank loan interest rate for the duration similar to the credit period granted to the customers, the remaining amount of the contract consideration is allocated to the equipment and the application development services based on their relative standalone prices. The financial income revenue is recognized over the credit period granted to the customers. There are no significant returns, refund and other similar obligations during each reporting period.

The financial income during the years ended September 30, 2024 and 2023 was $13,976 and $7,414, respectively, included in revenue from application development services.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is based on the number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

Our subscription service revenue decreased approximately $0.5 million, or 17.6%, from approximately $2.8 million for the year ended September 30, 2023 to approximately $2.3 million for the year ended September 30, 2024. In prior years, customers benefited from certain government grants during the COVID outbreak for remote trainings. Since the related government incentive policy stopped after COVID in fiscal 2023, some of these customers switched to training packages with lower fees after the expiration of the original service contracts or stopped services. This was not anticipated in our original plan for developing SaaS subscription services. To mitigate the impact from reduced subscription service customer base, the Company made a lot of new efforts to expand its oversea business for application development services in the second half of fiscal 2023. The trend of decreasing demand of SaaS services extended into fiscal 2024, which resulted in the decrease in revenue of SaaS services.

Cost of Revenues

Our cost of revenues mainly consists of compensation for our professionals, material and outsourcing costs. For the year ended September 30, 2024, our total cost was approximately $7.8 million compared to approximately $8.7 million for the year ended September 30, 2023. The Company’s total cost decreased by approximately $0.9 million, or 10.8%. The overall decrease in total cost of revenues was attributable to approximately $1.0 million decrease in cost of providing application development services, offset by $0.1 million increase in cost of providing subscription services.

Our cost of application development services was approximately $5.7 million for the year ended September 30, 2024, a decrease of approximately $1.0 million or 15.0%, from approximately $6.7 million for the year ended September 30, 2023. The decrease in cost of application development service was in line with the decrease of revenue for application development services. The decrease ratio in cost of revenues was lower than the decrease ratio in revenue for this category, mainly due to the reason the Company can gradually increase its selling price when the Company’s services can be accepted by customers in Hong Kong after one year low margin policy adopted in Hong Kong market.

Our cost of subscription services was approximately $2.1 million for the both years ended September 30, 2024 and 2023, an increase of 2.9%.

Gross profit

	For the years Ended
	September 30,
	2024		2023
	Gross	Profit	Gross	Profit		% of
GROSS PROFIT	Profit	Margin	Profit	Margin	Change	Change
Application development services	$2,123,894	27.2%	$1,622,688	19.5%	$501,206	30.9%
Subscription service	191,036	8.3%	736,984	26.5%	(545,948)	(74.1)%
Total gross profit	$2,314,930	22.9%	$2,359,672	21.3%	$(44,742)	(1.9)%

Our gross profit decreased by approximately $0.1 million or 1.9% from approximately $2.4 million for the year ended September 30, 2023 to approximately $2.3 million for the year ended September 30, 2024. Profit margin as a percent of overall revenue for the years ended September 30, 2024 and 2023 was approximately 22.9% and 21.3%, respectively.

Gross profit for application development services increased by approximately $0.5 million or 30.9% from approximately $1.6 million for the year ended September 30, 2023 to approximately $2.1 million for the year ended September 30, 2024. Profit margin for the years ended September 30, 2024 and 2023 was approximately 27.2% and 19.5%, respectively. The increase in profit margin was due to the reason the Company raised its selling price during the fiscal year ended September 30, 2024, and terminated its low margin strategy started in the fiscal year ended September 30, 2023.

Gross profit for subscription services decreased by approximately $0.5 million or 74.1% from approximately $0.7 million for the year ended September 30, 2023 to approximately $0.2 million for the year ended September 30, 2024. Profit margin was approximately 8.3% and 26.5% for the years ended September 30, 2024 and 2023, respectively. The decrease of profit margin was due to we need to keep competitive price for customers despite cost increases.

Operating Expenses

	For the years Ended
	September 30,
	2024	2023	Change	% Change
OPERATING EXPENSES:
Selling	$385,513	$606,927	$(221,414)	(36.5)%
General and administrative	703,233	798,233	(95,000)	(11.9)%
Research and development	2,515,015	567,809	1,947,206	342.9%
Total operating expenses	$3,603,761	$1,972,969	$1,630,792	82.7%

Our operating expenses consist of selling, general and administrative (“G&A”) and R&D expenses. Operating expenses increased by approximately $1.6 million, or 82.7%, from approximately $2.0 million for the year ended September 30, 2023 to approximately $3.6 million for the year ended September 30, 2024. The increase in our operating expenses was primarily due to approximately $1.9 million increase in R&D expenses, offset by decrease in selling expenses of $0.2 million and decrease in G&A expenses of $0.1 million.

Selling expenses primarily consisted of salary and compensation expenses for our sales personnel, advertising expenses, promotional service fee, travel and other expenses relating to our sales activities. Selling expenses decreased by approximately $0.2 million or 36.5% from approximately $0.6 million for the year ended September 30, 2023 to approximately $0.4 million for the year ended September 30, 2024. The decrease in selling expenses is mainly due to decrease in advertising expenses of $0.2 million as a result of that management intentionally control the cost in the PRC.

G&A expenses primarily consisted of salary and compensation expenses for our accounting, human resources and executive office personnel, and included rental, depreciation and amortization, impairment charges, office overhead, professional service fees and travel and transportation costs. G&A expenses decreased by approximately $0.1 million or 11.9% from approximately $0.8 million for the year ended September 30, 2023 to approximately $0.7 million for the year ended September 30, 2024, due to the reason the Company cut down certain costs to fit to the decreasing revenue.

R&D expenses primarily consisted of compensation and benefit expenses for our R&D personnel as well as office overhead and other expenses for our R&D activities. R&D expenses increased by approximately $1.9 million or 342.9% from approximately $0.6 million for the year ended September 30, 2023 to approximately $2.5 million for the year ended September 30, 2024. To achieve a better competition position in the market, the Company incurred a one-off R&D expense of $2.0 million for AI training during the year ended September 30, 2024.

Other Income (Expense)

Other income (expense) primarily consists of interest expense, net and other income, net. Our net other expense was $14,582 for the year ended September 30, 2024, and decreased by $47,439 from net other income of $32,857 for the year ended September 30, 2023, due to less government subsidy income recorded.

Income tax provision

Income tax provision was $86,311 and $257,331 for the years ended September 30, 2024 and 2023, respectively. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary Shanghai NetClass Information Technology Co., Ltd. enjoys a preferential tax rate of 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%. The income tax rate for our Hong Kong Subsidiaries for the first HKD2 million of corporate taxable income is 8.25%, while the standard profits tax rate of 16.5% remains for taxable income exceeding HKD2 million.

Net Income (loss)

As a result of the foregoing, our net income decreased by approximately $1.6 million, or (956.6)%, from approximately $0.2 million net income for the year ended September 30, 2023 to approximately $1.4 million net loss for the year ended September 30, 2024. The decrease of net income is attributed to approximately $1.7 million increase in operating expenses, offset by a decrease of approximately $0.2 million in income tax provision.

Other comprehensive income (loss)

Foreign currency translation adjustments were $66,618 and $(29,439) for the years ended September 30, 2024 and 2023, respectively. The foreign currency translation adjustments are mainly due to the currency exchange rate fluctuation of RMB to USD. The balance sheet amounts with the exception of equity as of September 30, 2024 were translated at RMB7.1076 to USD1.00 compared to RMB7.2960 to USD1.00 as of September 30, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended September 30, 2024 and 2023 were RMB7.2043 to USD1.00 and RMB7.0533 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

For the years ended September 30, 2023 and 2022

The following table summarizes the results of our operations for the years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years Ended
	September 30,			%
	2023	2022	Change	Change
REVENUES:
Application development services	$8,313,353	$3,380,284	$4,933,069	145.9%
Subscription services	2,776,175	5,877,323	(3,101,148)	(52.8)%
Total revenues	11,089,528	9,257,607	1,831,921	19.8%

COST OF REVENUES:
Application development services	6,690,665	2,538,029	4,152,636	163.6%
Subscription services	2,039,191	3,678,745	(1,639,554)	(44.6)%
Total cost of revenues	8,729,856	6,216,774	2,513,082	40.4%
GROSS PROFIT	2,359,672	3,040,833	(681,161)	(22.4)%

OPERATING EXPENSES:
Selling	606,927	1,298,462	(691,535)	(53.3)%
General and administrative	798,233	865,690	(67,457)	(7.8)%
Research and development	567,809	828,311	(260,502)	(31.4)%
Total operating expenses	1,972,969	2,992,463	(1,019,494)	(34.1)%
Income from operations	386,703	48,370	338,333	699.5%

OTHER INCOME (EXPENSES)
Interest expenses, net	(4,558)	(8,572)	4,014	(46.8)%
Other income, net	37,415	24,353	13,062	53.6%
Total other income, net	32,857	15,781	17,076	108.2%

INCOME BEFORE INCOME TAXES	419,560	64,151	355,409	554.0%

Income tax provision (benefit)	257,331	(68,536)	325,867	(475.5)%
NET INCOME	162,229	132,687	29,542	22.3%

Other comprehensive loss	(29,439)	(248,101)	218,662	(88.1)%

COMPREHENSIVE INCOME (LOSS)	$132,790	$(115,414)	$248,204	(215.1)%

Revenues

We derive revenues from two sources: (1) revenue from application development services, and (2) revenue from subscription services.

The Company focuses on developing applications and solutions equipped with the Company’s new technology in SaaS platform. For the year ended September 30, 2023, our total revenue was approximately $11.1 million as compared to approximately $9.3 million for the year ended September 30, 2022. The Company’s total revenue increased by approximately $1.8 million, or 19.8%. The overall increase in total revenue was attributable to approximately $4.9 million increase in revenue from application development services, by netting off approximately $3.1 million decrease in revenue from subscription services.

Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. Most of the application development contracts are completed within three months. Revenue from application development service is recognized at a point of time by customer acceptance.

For the year ended September 30, 2023, our application development service revenue was approximately $8.3 million as compared to approximately $3.4 million for the year ended September 30, 2022, which representing an increase of approximately $4.9 million or 145.9%. The increase in application development service revenue was mainly due to the reason that the Company expand its business in Hong Kong, where contributed the revenue from application development services of $5.6 million for the year ended September 30, 2023.

In certain application development service contracts, it contains a significant financial component, which represents a financial service obligation to the customers. In these cases, after deducting the standalone selling price of the financial service, which is calculated based on Chinese Central Bank’s suggesting bank loan interest rate for the duration similar to the credit period granted to the customers, the remaining amount of the contract consideration is allocated to the equipment and the application development services based on their relative standalone prices. The financial income revenue is recognized over the credit period granted to the customers. There is no significant returns, refund and other similar obligations during each reporting period.

The financial income revenue during the year ended September 30, 2023 was $7,414, included in revenue from application development services, while no such financial service was provided during the year ended September 30, 2022.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

Our subscription service revenue decreased by approximately $3.1 million, or 52.8%, from approximately $5.9 million for the year ended September 30, 2022 to approximately $2.8 million for the year ended September 30, 2023. In prior years, customers benefited from certain government grants during the COVID outbreak for remote trainings. Since the related government incentive policy stopped after the COVID in fiscal year 2023, some of these customers switched to training packages with lower fees after the expiration of the original service contracts or stopped services. This was not anticipated in our original plan for developing SaaS subscription services. To mitigate the impact from reduced subscription service customer base, the Company made a lot of new efforts to expand its oversea business for application development services in the second half of fiscal year 2023. As a result, our subscription services slowed down during the year ended September 30, 2023. However, we do not expect the revenue from subscription service continue to decrease in the year ending September 30, 2024.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material costs and outsourcing costs. For the year ended September 30, 2023, our total cost was approximately $8.7 million as compared to approximately $6.2 million for the year ended September 30, 2022. The Company’s total cost increased by approximately $2.5 million, or 40.4%. The overall increase in total cost of revenues was primarily attributable to approximately $4.2 million increase in cost of providing application development services, by netting off $1.6 million decrease in cost of providing subscription services.

Our cost of application development services was approximately $6.7 million for the year ended September 30, 2023, representing an increase of approximately $4.2 million or 163.6%, from approximately $2.5 million for the year ended September 30, 2022. The increase in cost of application development service was mainly contributed to the services provided to Hong Kong customers. The increase in cost of revenues were actually higher than the increase in revenue for this category, mainly due to the Company adopted low margin strategy to achieve more sales and to gain more market share in new Hong Kong market.

Our cost of subscription services was approximately $2.0 million for the year ended September 30, 2023, representing a decrease of approximately $1.6 million or 44.6%, from approximately $3.7 million for the year ended September 30, 2022, which was generally in line with the decrease in subscription services revenue of 52.8%.

Gross profit

	For the years Ended
	September 30,
	2023		2022
	Gross	Profit	Gross	Profit		% of
GROSS PROFIT	Profit	Margin	Profit	Margin	Change	Change
Application development services	$1,622,688	19.5%	$842,255	24.9%	$780,433	92.7%
Subscription service	736,984	26.5%	2,198,578	37.4%	(1,461,594)	(66.5)%
Total gross profit	$2,359,672	21.3%	$3,040,833	32.8%	$(681,161)	(22.4)%

Our gross profit decreased by approximately $0.7 million or 22.4% from approximately $3.1 million for the year ended September 30, 2022 to approximately $2.4 million for the year ended September 30, 2023. Gross margin as a percent of overall revenue for the years ended September 30, 2023 and 2022 was approximately 21.3% and 32.8%, respectively.

Gross profit for application development services increased by approximately $0.8 million or 92.7% from approximately $0.8 million for the year ended September 30, 2022 to approximately $1.6 million for the year ended September 30, 2023. Gross profit margin for the years ended September 30, 2023 and 2022 was approximately 19.5% and 24.9%, respectively. The decrease in gross profit margin was due to more IT equipment sales with lower gross profit margin were included in the revenue for the year ended September 30, 2023. Furthermore, in terms of new business in Hong Kong, the Company adopted low margin strategy to achieve more sales and to gain more market shares during the year ended September 30, 2023.

Gross profit for subscription services decreased by approximately $1.5 million or 66.5% from approximately $2.2 million for the year ended September 30, 2022 to approximately $0.7 million for the year ended September 30, 2023. Gross profit margin was approximately 26.5% and 37.4% for the years ended September 30, 2023 and 2022, respectively. The decrease of gross profit margin was due to we need to keep competitive price for customers despite cost increase.

Operating Expenses

	For the years Ended
	September 30,
	2023	2022	Change	% Change
OPERATING EXPENSES:
Selling expenses	$606,927	$1,298,462	$(691,535)	(53.3)%
General and administrative expenses	798,233	865,690	(67,457)	(7.8)%
Research and development expenses	567,809	828,311	(260,502)	(31.4)%
Total operating expenses	$1,972,969	$2,992,463	$(1,019,494)	(34.1)%

Our operating expenses consist of selling, G&A and R&D expenses. Operating expenses decreased by approximately $1.0 million, or 34.1%, from approximately $3.0 million for the year ended September 30, 2022 to approximately $2.0 million for the year ended September 30, 2023. The decrease in our operating expenses was primarily due to approximately $0.7 million decrease in selling expenses and approximately $0.3 million research and development expenses.

Selling expenses primarily consisted of salary and compensation expenses relating to our sales personnel, advertising expenses, promotional service fee, travel and other expenses relating to our sales activities. Selling expenses decreased by approximately $0.7 million or 53.3% from approximately $1.3 million for the year ended September 30, 2022 to approximately $0.6 million for the year ended September 30, 2023. The decrease in selling expenses is mainly due to an approximately $0.7 million decrease in advertising expenses as a result of that management intentionally control the cost in the PRC to reserve more resources for new business in Hong Kong.

G&A expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, impairment charges, office overhead, professional service fees and travel and transportation costs. G&A expenses decreased by approximately $0.1 million or 7.8% from approximately $0.9 million for the year ended September 30, 2022 to approximately $0.8 million for the year ended September 30, 2023, due to an approximately $0.2 million decrease in audit fees as more audit fee incurred during year ended September 30, 2022 for the initial 2-year-IPO audit. Furthermore, the Company cut-down certain outsourcing service costs to fit the smaller sales in mainland China, which also contributes a decrease of general and administrative expenses.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. R&D expenses decreased by approximately $0.3 million or 31.4% from approximately $0.8 million for the year ended September 30, 2022 to approximately $0.6 million for the year ended September 30, 2023. As less subscription services were provided during the year ended September 30, 2023, less R&D expenses are incurred to fit the decrease of revenue.

Other Income (Expense)

Other income (expense) primarily consists of interest expense, net and other income, net. Our net other income amounted to $32,857 for the year ended September 30, 2023, increased by $17,076 or approximately 108.2% from $15,781 for the year ended September 30, 2022, due to less interest expense recorded.

Income tax provision (benefit)

Income tax provision (benefit) was $257,331 and $(68,536) for the years ended September 30, 2023 and 2022, respectively. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary Shanghai NetClass Information Technology Co., Ltd. enjoys a preferential tax rate of 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%. The income tax rate for our Hong Kong Subsidiaries for the first HKD2 million of corporate taxable income is 8.25%, while the standard profits tax rate of 16.5% remains for taxable income exceeding HKD2 million.

Net Income

As a result of the foregoing, our net income increased by approximately $0.03 million, or 22.3%, from approximately $0.13 million net income for the year ended September 30, 2022 to approximately $0.16 million net income for the year ended September 30, 2023. The increase of net income is attributed to approximately $1.0 million decrease in operating expenses, offset by $0.7 million decrease in gross profit and an increase of approximately $0.3 million in income tax provision.

Other comprehensive loss

Foreign currency translation adjustments were $(29,439) and $(248,101) for the years ended September 30, 2023 and 2022, respectively. The balance sheet amounts with the exception of equity as of September 30, 2023 were translated at RMB7.2960 to USD1.00 as compared to RMB7.1135 to USD1.00 as of September 30, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended September 30, 2023 and 2022 were RMB7.0533 to USD1.00 and RMB6.5532 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

A substantial portion of our operations are conducted in the PRC and significant portion of our revenue and cash are denominated in RMB. RMB is subject to the exchange control regulation in mainland China, and, as a result, we may have difficulty distributing any dividends outside of mainland China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of September 30, 2024, 2023,and 2022, cash of $44,518, $122,067 and $301,067, respectively, was held at major financial institutions in PRC.

The Cayman Islands holding company is a holding company with no material operations. We conduct our operations primarily through our subsidiary in the PRC. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiaries in the PRC are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of the PRC is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in the PRC to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

As of September 30, 2024, the Company had working capital of approximately $3.2 million. The Company has historically funded its working capital needs primarily from operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of September 30, 2024, the Company had cash of approximately $0.4 million. However, the Company closed an Initial Public Offering in December 2024, from which the Company raised gross proceeds of $9 million. As a result, the Company believes that its cash on hand, operating cash flows and future financing cash inflow will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

For the years ended September 30, 2024, 2023 and 2022

	2024	2023	2022
Net cash provided by (used in) operating activities	$(135,655)	$391,876	$(571,449)
Net cash provided by (used in) financing activities	10,865	(152,913)	(125,578)
Effect of exchange rate change on cash	15,469	(16,067)	$(43,205)
Net increase (decrease) in cash and restricted cash	$(109,321)	$222,896	$(740,232)

Operating Activities

Net cash used in operating activities was approximately $0.1 million for the year ended September 30, 2024. Net cash used in operating activities for the year ended September 30, 2024 consisted of approximately $1.4 million of net loss, increase of approximately $3.0 million in accounts receivable, approximately $0.1 million increase in inventories and advance to vendors in total, and approximately 0.1 million decrease in operating lease liability, offset by adjustment of $0.2 million non-cash items, a decrease of receivable from sales of shares, prepayments and other current assets of approximately $2.3 million, an increase of approximately $1.6 million in accounts payable, an increase of approximately $0.2 million in advance from customers, and a decrease of approximately $0.1 million in accrued expenses and other liabilities.

Net cash provided by operating activities was approximately $0.4 million for the year ended September 30, 2023. Net cash provided by operating activities for the year ended September 30, 2023 consisted of approximately $0.2 million of net income, adjustment of $0.4 million non-cash items, a decrease of accounts receivable of approximately $1.1 million, an increase of approximately $0.2 million in accounts payable, an increase of approximately $0.2 million in tax payable, offset by an increase of approximately $1.0 million in advance to vendors, an increase of approximately $0.4 million in prepayments and other current assets, a decrease of approximately $0.1 million in advance from customers, and a decrease of approximately $0.1 million in accrued expenses and other liabilities.

Net cash used in operating activities was approximately $0.6 million for the year ended September 30, 2022. Net cash used in operating activities for the year ended September 30, 2022 consisted of approximately $0.1 million of net income, adjustment of $45,563 non-cash items, a decrease in inventory of approximately $0.2 million, an increase of approximately $0.1 million in accounts payable, an increase of approximately $0.1 million in due to a related party, an increase of approximately $0.1 million in accrued expenses and other liabilities, offset by an increase of approximately $1.2 million in accounts receivable and a decrease of approximately $0.1 million in advance from customers.

Investing Activities

Net cash provided by investing activities was $nil for fiscal 2024, 2023 and 2022.

Financing Activities

Net cash provided by financing activities was $10,867 for fiscal 2024, mainly consisted of proceeds from related parties of $42,147, and contribution from noncontrolling shareholders of $2,985, offset by payment for deferred issuance costs in connection with the initial public offering completed in December 2024 of $33,845 and repayment to related parties of $420.

Net cash used in financing activities was $152,913 for fiscal 2023, mainly consisted of repayment of bank loans of $132,035, repayments to related parties of $1,418 and $92,533 payment for deferred issuance costs in connection with the initial public offering completed in December 2024, offset by proceeds from related parties of $73,073.

Net cash used in financing activities was $125,578 for fiscal 2022, mainly consisted proceeds from bank loan of $177,642, repayment of bank loans of $132,429 and $170,791 payment for deferred issuance costs in connection with this offering.

Capital Expenditures

The Company made no capital expenditures for the years ended September 30, 2024 and 2023, respectively. The Company will make capital expenditures to meet the expected growth of its business when necessary.

Contractual Obligations

The Company had no outstanding bank loan as of September 30, 2024 and 2023, respectively. The Company also entered into non-cancellable operating leases for several offices. The leases expire through December 31, 2025.

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2024:

	Payments Due by Period
		Less than	1 – 3	3 – 5	More than
	Total	1 Year	Years	Years	5 Years
Operating lease arrangements	$69,082	$55,126	$13,956	$—	$—
Total	$69,082	$33,463	$13,956	$—	$—

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year ended September 30, 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Estimates

We prepare our CFS in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our CFS are described below, which should be read in conjunction with our CFS and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider.

●	our selection of critical accounting policies;
●	the judgments and other uncertainties affecting the application of such policies;
●	the sensitivity of reported results to changes in conditions and assumptions;

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our CFS for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) allowance for doubtful accounts for accounts receivable and (ii) valuation allowance of deferred tax assets.

Allowance for credit losses against accounts receivable

On October 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. The Company uses the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each period end of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after October 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

Provision for expected credit losses is included in G&A expenses in the CFS. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable was $766,831 and $634,166 as of September 30, 2024 and September 30, 2023, respectively.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of September 30, 2024 and September 30, 2023. However, since the deferred tax assets arising from operating loss has a limited window of use, to be conservative, management decided to record a partial valuation allowance. Valuation allowance was $203,111 and $21,910 as of September 30, 2024 and September 30, 2023, respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our CFS.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Jianbiao Dai	57	Chief Executive Officer, Chairman of the Board and Director
Yuxing Chen	43	Chief Financial Officer
Lina Chen	45	Vice President and Director
Xianghong Zhou (1)(2)(3)	55	Independent Director, Chair of Nominating Committee
Angel Colon (1)(2)(3)	50	Independent Director, Chair of Audit Committee
Xiao Fu (1)(2)(3)	49	Independent Director, Chair of Compensation Committee
(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

Jianbiao Dai, Chief Executive Officer, Chairman of the Board and Director

Dr. Jianbiao Dai has more than 15 years’ experience in the education industry and more than 20 years’ experience of management in the ICT industry. Dr. Jianbiao Dai has been the chief executive officer and chairman of the board of directors of NetClass since June 1, 2022. Dr. Jianbiao Dai has served as the chairman and chief executive officer of NetClass China since May 2015. He has served as the director of NetClass HK since December 2006. He has been responsible for supervising business operation, preparing for OTC listing process in the PRC and developing of smart education, IT solutions and application development. Dr. Jianbiao Dai has been the Chairman of Shanghai IT Entrepreneur Association since 2014. He was elected the chairman of Shanghai Informatization Youth Talent Association from 2008 to 2012. Dr. Jianbiao Dai graduated from the Physics Department of Shanghai Jiaotong University in 1987 with a Bachelor of Science in Applied Physics, and he obtained a Doctor of Philosophy (“PhD”) degree of Electronic Engineering and Applied Science from the University of New Orleans in 2000. Dr. Jianbiao Dai has served as an assistant professor and research scientist of the University of New Orleans from 2000 to 2001, during which he was responsible for of Electronic Engineering and Applied Science research and teaching.

Yuxing Chen, Chief Financial Officer

Mr. Yuxing Chen has been the Chief Financial Officer of NetClass since June 1, 2022 and he has been responsible for financial reporting, internal control and budget planning. From August 2020 to March 2022, Mr. Yuxing Chen has served as the CFO of Shanghai TianKun e-Business Co., Ltd., during which he was responsible for financial reporting, internal control and budget planning. From April 2018 to August 2020, Mr. Yuxing Chen has served as the senior financial manager of Nantong Aisida Intelligent Technology Co., Ltd., during which he was responsible for annual reporting, financing management and internal control. From June 2012 to March 2018, Mr. Yuxing Chen has been worked as the financial manager of Shanghai Yunlu Catering Management Co., Ltd., during which he was responsible for internal control, managing public relations, advising marketing strategies. Mr. Yuxing Chen graduated from Shanghai University of Finance and Economics with a Bachelor’s in Accounting in 2003 and a Master of Business Administration (“MBA”) degree in 2012.

Lina Chen, Vice President and Director

Ms. Lina Chen is our Director and has been the vice president of NetClass since June 1, 2022. From 2015 to 2020, Ms. Lina Chen has served as the vice president of NetClass China and became an executive officer of NetClass China in January 2021. She has been responsible for managing business operation, sales and marketing for smart education, IT solutions and courseware. Ms. Lina Chen served as the general manager of Shanghai Lvheng Material Utilization Co., Ltd. from June 2004 to December 2007, during which she was responsible for managing business operation and promoting reducing waste, reusing and recycling resources and products. And from October 2002 to June 2004, Ms. Lina Chen worked as the marketing manager of Shanghai Seiko Electronics Co., Ltd, during which she was responsible for building computer information, cybersecurity, all-access system Ms. Lina Chen is the member of China Vocational Education Association, and is the director of Shanghai Informatization Youth Talent Association. She obtained a three-year college degree in Sales and Marketing from Shenyang University in 2006 and a Bachelor’s in Business Administration from PLA Nanjing Political College in 2012.

Xianghong Zhou, Independent Director and Chair of Nominating Committee

Xianghong Zhou is our independent director. Ms. Zhou is a professor at the School of Economics and Management of Shanghai Tongji University and she has been teaching and researching macro management and policy analysis since 2002. She is an expert in smart city construction and urban digital transformation planning. Her research work focuses on the application of new generation information technology in the field of urban public services and the innovation of management models. She is also a director of the Institute of Smart Cities and E-Governance of Tongji University and she is responsible for management and researches in smart city construction. She was funded by National Natural Science Foundation of China for the research on the reason of fund surplus of science fund project, United Nations Children’s Fund and China International Poverty Alleviation Center for researches in rural environmental sanitation and children’s healthy growth, Development Research Center of Shanghai Municipal Government and other research institutions for researches in smart city and e-governance. Ms. Zhou won the third-prize of the Shanghai Municipal Government Decision making Consulting Award for the researches in urban safety system.

Ms. Xianghong Zhou received her Ph.D degree of Sociology from Nanjing University in 2002. She was a visiting scholar experience at the University of Toronto in 2009.

Angel Colon, Independent Director and Chair of Audit Committee

Angel Colon is our independent director. Mr. Colon has over 15 years of expertise in negotiating and marketing of financial products, and risk management, of both fixed income and equity securities transactions with a highly diverse knowledge of financial, legal and operations management; public company management, accounting and SEC regulations. Mr. Colon has served as a board member and chair of the Audit Committee for Sentage Holdings Inc. (NASDAQ: SNTG), a publicly traded company since 2021. He has served as a managing member of NY Capital Management Group, LLC since January 2017; Turing Funds, LLC since July 2017; providing services to high-networth individuals, businesses and institutions to produce solutions that facilitate the advancement and management of capital along with the mitigation of risk to achieve dependable annual returns. Mr. Colon served as an hedge fund administrator at Vega Management Investments and from October 2018 to February 2020 and had responsibility of ensuring adherence to the investment policy, managing liquidity needs, reviewing NAV reporting and accounting audits; a financial advisor and a consultant of Andean Farm and Pharma Corp since December 2018 to January 2020 and had responsibility of research-backed support of strategies concerning the mitigation of risk and financial planning from inception to completion; as a board member of Bronson Resource Limited since December 2018 to January 2020 and had responsibility of advising the company on growth and capital decision making; a managing director of Cuttone & Co. from December 2016 to February 2018, and had responsibility of investment banking and expanding of new markets into Reg CF and Reg A+ raises; a managing director of Tribal Capital Markets, LLC from August 2016 to December 2016 and had responsibility of investment banking and expansion into regulation crowdfunding; a managing director of Bonwick Capital Partners, LLC from July 2015 to August 2016 and had responsibility of investment banking focused on debt financing of private, public, and municipal entities; a managing director at TriPoint Global Equities from December 2013 to July 2015 and had responsibility of creating a new platform, Banq, for IPO’s via equity crowd funding; a corporate development officer at UBG Corp from 2006 to 2007 and had responsibility of new business development; and a principal at Andover Brokerage from 2001 to 2002 and had responsibility to interface with clearing firms and oversee 40 traders regarding risk and viability of investment decisions; an analyst for Wit Capital Corporation of New York from 1999 to 2000 and had responsibility of client relations, researching Digital IPO markets and ensuring the suitability of IPO’s for client investment.

Mr. Colon received a Bachelor of Science in International Business; minor in Languages and Economics from St. John Fisher College in 1996. He currently holds FINRA Series 7, Series 63 and Series 65 and is a licensed broker with Entoro Securities, a FINRA Member Broker Dealer.

Xiao Fu, Independent Director and Chair of Compensation Committee

Xiao Fu is our independent director. Mr. Fu has more than 10 years of rich experience in equity investment and fund management. He has been the general manager of Shanghai Rizhen Private Equity Fund Management Co., Ltd since January 2012, he is responsible for the daily overall management of the company. From September 2002 to January 2012, Mr. Xiao Fu served as the director of industry consulting department in eastern mainland China and director of industry consulting department in Shanghai of Kingdee software (China) Co., Ltd, a subsidiary of a publicly traded company, Kingdee International Software Group Co., Ltd (HKEX: 00268) and his responsibility is expansion and management of the consulting business in Shanghai and eastern mainland China. Mr. Xiao Fu is the invited lecturer of the MBA Education Center of East China Normal University and invited lecturer of Shanghai University of Finance and Economics since 2015, and an entrepreneurial tutor of Shanghai University of Political Science and Law since 2016, a member of Chinese Association for Artificial Intelligence since 2019, and he is the council member of Shanghai IT Youth Talent Association since 2016.

Mr. Xiao Fu received a Bachelor Degree of Computer Application from the School of Computer Engineering and Science of Shanghai University in 1997, and received Master Degree of Computer Application from the School of Computer Engineering and Science of Shanghai University in 2000.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

6.B. Compensation

During the year ended September 30, 2024, we paid $58,770 to our executive officers and directors. During the year ended September 30, 2023, we paid $60,027 to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

Employment Agreements

We entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of two or three years and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the board of directors from time to time.

We may terminate the executive officer’s employment for cause, at any time, upon a prior written notice. Upon termination without cause, the Company shall provide the following severance payments and benefits to the Executive: (1) a lump sum cash payment equal to 12 months of the Executive’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months fo1lowing the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the Executive.

The executive officer may terminate his or her employment with advance written notice to the Company, if (1) there is a material reduction in the Executive’s authority, duties and responsibilities, or (2) there is a material reduction in the Executive’s annual salary. Upon the Executive’s termination of the Employment due to either of the above reasons, the Company shall provide compensation to the Executive equivalent to 12 months of the Executive’s base salary that he is entitled to immediately prior to such termination. In addition, the Executive may resign prior to the expiration of the Agreement if such resignation is approved by the Board or an alternative arrangement with respect to the Employment is agreed to by the Board.

On June 1, 2022, the Company entered into an employment agreement with Dr. Jianbiao Dai as our Chief Executive Officer for a term of 5 years from June 1, 2022 to May 31, 2027. Mr. Dai is entitled to an annual base salary of RMB96,000. The termination of this agreement is subject to PRC Labor Law and PRC Labor Contract Law. Mr. Dai agreed to keep confidential information during and after employment. He is obligated not to disclose confidential information without written consent of the Company.

On June 1, 2022, the Company entered into an employment agreement with Mr. Yuxing Chen as our Chief Financial Officer, for a term of three years, from June 2022 to May 31, 2025. Mr. Chen is entitled to an annual base salary of RMB60,000. The termination of both agreements is subject to PRC Labor Law and PRC Labor Contract Law. Mr. Chen agreed to keep confidential information during and after employment. He is obligated not to disclose confidential information without written consent of the Company.

On June 1, 2022, the Company entered into an employment agreement with Ms. Lina Chen as our Vice President, for a term of five years, from June 1, 2022 to May 31, 2027. Ms. Lina Chen is entitled to an annual base salary of RMB180,000. The termination of both agreements is subject to PRC Labor Law and PRC Labor Contract Law. Ms Lina agreed to keep confidential information during and after employment. He is obligated not to disclose confidential information without written consent of the Company.

The Company will pay each of Xianghong Zhou, Angel Colon and Xiao Fuan an annual compensation of $30,000, $45,000 and $30,000, respectively. The Company have entered into director offer letters with each of the independent director in October and November 2022. The Company will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

Compensation Recovery Policy

On December 12, 2024, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Our board of directors consists of five directors, including two executive directors and three independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee. Our audit committee consists of Xianghong Zhou, Angel Colon and Xiao Fu. Angel Colon is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Xianghong Zhou, Angel Colon and Xiao Fu. Xiao Fu is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Xianghong Zhou, Angel Colon and Xiao Fu. Xianghong Zhou is the chair of our nominating committee. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10. Additional Information – B. Memorandum and Articles of Association — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our directors shall be appointed by ordinary resolution or by a resolution of the directors and may be removed by ordinary resolution. Each director holds office for the term, if any, fixed by the terms of his appointment or until his earlier death, bankruptcy, insanity, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, bankruptcy, insanity, resignation or removal. In addition, the office of a director shall be vacated if: (i) he gives notice in writing to our company that he resigns the office of director; (ii) he absents himself (without being represented by an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office, (iii) he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, (iv) he is found to be or becomes of unsound mind, or (v) all the other directors (being not less than two in number) resolve that he should be removed as a director.

The directors may appoint officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by the directors.

6.D. Employees

As of September 30, 2024, 2023 and 2022, we had 37, 32, and 35 full-time employees, respectively. The following table provides a breakdown of our employees by function as of September 30, 2024.

Functions	Number	Percentage
Administration	5	13.5%
Finance	3	8.1%
Technology	24	64.9%
Market and Sales	5	13.5%
Total	37	100%

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in the PRC, we participate in various employee social securities plans that local governments organize. We believe we have covered housing provident fund and all five types of social insurance, including, pension insurance, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance.

Our employees’ compensation for the years ended September 30, 2024, 2023 and 2022 was as follows:

	2024	2023	2022
Total payment in RMB	794,834	1,290,443	1,404,837
Total payment US$ equivalent	110,328	182,956	214,374
Average monthly payment in RMB	66,236	107,537	117,070
Average monthly payment US$ equivalent	9,194	15,246	17,865

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Class A ordinary shares as of the date of this annual report by our officers, directors and 5% or greater beneficial owners of Class A ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this annual report, we had 15,830,000 Class A ordinary shares and 2,000,000 Class B ordinary shares. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company. Each Class B ordinary shares shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at general meetings of our company.

Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Combined
	Amount of		Amount of		Voting
	Beneficial	Percentage	Beneficial	Percentage	Power of
	Ownership	Ownership	Ownership	Ownership	Class A and
	of Class A	of Class A	of Class B	of Class B	Class B
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Executive Officers and Directors	Shares	Shares	Shares	Shares	Shares
Directors and Named Executive Officers:
Jianbiao Dai(3)	6,369,500	40.24%	2,000,000	100%	79.36%
Yuxing Chen	—	—	—	—	—
Lina Chen	—	—	—	—	—
Xianghong Zhou	—	—	—	—	—
Angel Colon	—	—	—	—	—
Xiao Fu	—	—	—	—	—
All executive officers and directors as a group (6 persons)	6,369,500	40.24%	2,000,000	100%	79.36%

5% or Greater Stockholders
Dragonsoft Holding Limited(1)	6,369,500	40.24%	2,000,000	100%	79.36%
Lang Wide Investment INC(2)	4,435,500	28.02%	—	—%	9.68%
(1)	Dragonsoft Holding Limited, a British Virgin Islands business company, holds 6,369,500 Class A ordinary shares and 2,000,000 Class B ordinary shares of the Company. Jianbiao Dai is the sole shareholder and sole director of Dragonsoft Holding Limited and is deemed the beneficial owner of the 6,369,500 Class A ordinary shares and 2,000,000 Class B ordinary shares held by Dragonsoft Holding Limited.

(2)	Lang Wide Investment INC, a British Virgin Islands business company, holds 4,435,500 shares of Class A ordinary shares of the Company. Sze Kok is the sole shareholder and sole director of Lang Wide Investment INC and is deemed the beneficial owner of the 4,435,500 Class A ordinary shares held by Lang Wide Investment INC.

None of our major shareholders have differing voting rights. To our knowledge, we are not directly owned or controlled by any other corporation other than the entities stated above, any foreign government, or any other natural or legal person(s) other than the natural or legal persons stated above, whether severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees – E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last year up to the date of this annual report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Transactions with Certain Related Parties

We adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;
●	whether there are business reasons for the Company to enter into the related party transaction;
●	whether the related party transaction would impair the independence of an outside director;
●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and
●	any pre-existing contractual obligations.

Set forth below are the related party transactions of our company that occurred during the past three years up to the date of this annual report.

1) Nature of relationships with related parties

Name of Related Party	Relationship to the Company
Jianbiao Dai	Chief Executive Officer (“CEO”); Chairman of the Company
Shanghai Youfu Network Co., Ltd.	Shareholder of the Company
Shanghai Longruan Electronics Group Co., Ltd	Jianbiao Dai serves as legal representative and holds 80% of the shares;
Shanghai Yiyun Information Service Co., Ltd	Jianbiao Dai served as a supervisor and hold 60% of the shares
Shanghai Chuangbo Enterprise Development Co., Ltd	A director of the Company serving as a corporate supervisory role
Shanghai Longruan Business Consulting Co., Ltd	Jianbiao Dai serves as legal representative and holds 80% of the shares directly or indirectly
Lang Wide Investment Inc.	A shareholder of the Company

2) Significant Related party transactions

Purchases from related parties

	For the years ended
	September 30,
	2024	2023	2022
Shanghai Youfu Network Co., Ltd	$—	$—	$137,645
Total	$—	$—	$137,645

Borrowings from related parties

	2024	2023	2022
Shanghai Longruan Business Consulting Co., Ltd.	$—	$72,307	$—
Lang Wide Investment Inc.	25,000	—	—
Jianbiao Dai	17,147	766	—
Total	$42,147	$73,073	$—

(3) Due to related parties

	2024	2023
Due to related parties
Shanghai Chuangbo Enterprise Development Co., Ltd	$—	$274
Shanghai Longruan Electronics Group Co., Ltd	71,249	68,531
Jianbiao Dai	18,564	1,373
Shanghai Youfu Network Co., Ltd	114,138	109,923
Lang Wide Investment Inc.	25,000	—
Total	$228,951	$180,101

Private Placement Subscription Agreement

On September 20, 2023, the Company entered into a private placement with Dragonsoft Holding Limited, a company wholly owned by Mr. Jianbiao Dai (Chief Executive Officer and Chairman of the Company), pursuant to which we issued 760,000 Class A ordinary shares of the Company to Dragonsoft Holding Limited, for $1,900,000.

On October 5, 2023, instead of direct capital injection to the Company, Dragonsoft Holding Limited made the payment of HK$15,000,000 ($1,900,000, equivalent to the cash consideration for sale of shares) to an AI development supplier (an independent third party) on behalf of the Company as a deposit for an AI Technical Development Service Agreement entered on October 2, 2023, approved by the Board of Directors.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview – Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

We have never declared or paid any dividend on our Class A ordinary shares and we do not anticipate paying any dividends on our Class A ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Not Applicable.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Class A ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “NTCL.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We were incorporated as an exempted company with limited liability under the laws of the Cayman Islands on January 4, 2022. Our affairs are governed by our amended and restated memorandum and articles, as amended and restated from time to time (and which is referred to in this section as, respectively, the “memorandum” and the “articles”), the Cayman Islands Companies Act, and the common law of the Cayman Islands. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;
●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);
●	does not have to hold an annual general meeting;
●	does not have to make its register of members open to inspection by shareholders of that company;
●	may obtain an undertaking against the imposition of any future taxation;
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

Class A Ordinary Share and Class B Ordinary Share

Our authorized share capital is US$50,000 divided into 200,000,000 shares comprising of (i) 190,000,000 Class A ordinary shares of par value US$0.00025 each and (ii) 10,000,000 Class B ordinary shares of par value US$0.00025 each. As of the date of this annual report, 15,830,000 Class A ordinary shares and 2,000,000 Class B ordinary shares are issued and outstanding.

Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

Any conversion of Class B ordinary shares into Class A ordinary shares pursuant to the articles shall be effected by redeeming the relevant Class B ordinary shares and in consideration therefor issuing fully-paid Class A ordinary shares in equal number. Such conversion shall become effective forthwith upon entries being made in the register of members of our company to record the conversion of the relevant Class B ordinary shares as Class A ordinary shares.

Dividends

Subject to the Cayman Islands Companies Act, our directors may declare and pay out of the funds of our company lawfully available for such purpose a distribution at a time and of an amount they think fit. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall entitle the holder thereof to fifteen (15) votes on all matters subject to the vote at general meetings of our company.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Cayman Islands Companies Act and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Variation of Rights of Shares

If, at any time our share capital is divided into different classes of shares, the rights attached to any class of (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

The rights conferred on the holders of the shares of any class shall, unless otherwise expressly provided by the terms of issue of the shares of that class, not be deemed to be varied by the creation or issue of further shares ranking pari passu there with.

Alteration of Share Capital

Subject to the Cayman Islands Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by such sum, to be divided into shares of such amount, and with the attached rights, privileges, priorities and restrictions as the resolution shall prescribe;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into shares of an amount smaller than that fixed by the memorandum; and

(d)	cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

Subject to the Cayman Islands Companies Act and the articles, our shareholders may, by special resolution, reduce its share capital and any capital redemption reserve in any manner.

Calls on Shares and Forfeiture of Shares

Subject to the terms of allotment, the directors may, from time to time, make calls on the shareholders in respect of some or all of any monies unpaid on their shares whether in respect of their par value or the premium payable on those shares and each shareholder shall (subject to receiving at least 14 days’ notice specifying the time or times of payment), pay to us at the time or times so specified the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay calls in respect of the share. If a sum called in respect of a share is not paid before or on the day appointed for payment of that call, the shareholder from whom such amount is due shall pay interest upon the sum at such rate as the directors may determine from the day appointed for payment of the call to the time of the actual payment. The directors may, at their discretion, waive payment of any such interest in full or in part. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our directors. Our company may also repurchase any of our shares (including any redeemable shares) on such terms and in such manner as have been approved by our directors. Under the Cayman Islands Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Transfer of Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary share to another person by completing an instrument of transfer in writing in such forms as may be acceptable to the directors and shall be executed by or on behalf of the transferor and, if required by the directors, signed by the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of our company.

The directors may, in their absolute discretion, refuse to consent to any transfer and decline to register the transfer without giving any reason. If our directors refuse to register a transfer, they are required, within two months after the date on which the transfer was lodged with us, to send to the transferee of such refusal.

Inspection of Books and Records

Holders of our ordinary share will have no general right under the Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obligated by the Cayman Islands Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene a general meeting as they think fit. Upon the written request of shareholders entitled to exercise 10% or more of the voting rights in respect of the matter for which the meeting is requisitioned, any one or more of the directors shall forthwith proceed to convene a meeting of shareholders. In the event that the directors do not convene such meeting within 21 days of the written request to requisition a meeting being lodged, the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the general meeting of shareholders in the same manner as nearly as possible as that in which a meeting of shareholders may be convened by a director. Where the requisitionists fail to convene the meeting of shareholders within three months of their right to convene the meeting arising, the right to convene the meeting of shareholders shall lapse.

No less than seven days’ notice of a general meeting of shareholders shall be given to shareholders whose names on the date the notice is given appear as shareholders in the register of members of our company and are entitled to attend and vote at such meeting. Notice of every general meeting shall also be given to each of the directors.

Subject to the Cayman Islands Companies Act, a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

A quorum shall consist of the presence (whether in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative or proxy) of one or more shareholders holding shares that represent in aggregate not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting.

If, within two hours from the time appointed for the general meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as is determined by the directors, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the shareholders present shall be a quorum.

At any meeting of the shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting. The minutes of the meeting shall be conclusive evidence of the fact that a resolution was carried or not without proof of the number or proportion of the votes recorded in favor of or against such resolution.

Directors

We may by ordinary resolution or by a resolution of the directors fix the maximum and minimum number of directors required to hold office at any time and vary such limits from time to time. Under the articles, we are required to have a minimum of one director.

A director may be appointed by ordinary resolution or by resolution of the directors. Any appointment may be to fill a vacancy or as an additional director.

The directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders in general meeting and unless and until so fixed no share qualification shall be required.

Each director holds office for the term, if any, fixed by the terms of his appointment or until his earlier death, bankruptcy, insanity, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, bankruptcy, insanity, resignation or removal.

A director may be removed by an ordinary resolution.

Subject to the provisions of the articles, the office of a director shall be vacated if:

(a)	he gives notice in writing to the Company that he resigns the office of director;
(b)	he absents himself (without being represented by an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office;
(c)	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;
(d)	he is found to be or becomes of unsound mind; or
(e)	all the other directors (being not less than two in number) resolve that he should be removed as a director.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers of Directors

Subject to the provisions of the Cayman Islands Companies Act, our amended and restated memorandum and articles of association and any directions given by an ordinary resolution, our business and affairs shall be managed by, or under the direction or supervision of, the directors. The directors shall have all the powers necessary for managing, and for directing and supervising, the business and affairs of our company as are not by the Cayman Islands Companies Act, our amended and restated memorandum and articles of association or the terms of any special resolution required to be exercised by the shareholders. No alteration of the memorandum or the articles or any direction given by an ordinary resolution or a special resolution shall invalidate any prior act of the directors that was valid at the time undertaken. A duly convened meeting of directors at which a quorum is present may exercise all powers exercisable by the directors.

The directors may exercise all the powers of our company to incur indebtedness, liabilities or obligations and to issue debentures, debenture stock, mortgages, bonds and other such securities and to secure indebtedness, liabilities or obligations whether of our company or of any third party.

Each director shall exercise his powers for a proper purpose. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of us.

Capitalization

The directors may capitalize any sum standing to the credit of any of our reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account or otherwise available for distribution and appropriate such sum to shareholders in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and apply such sum on their behalf in paying up in full unissued shares for issue, allotment and distribution credited as fully paid-up to and amongst them in the proportions aforesaid. In such event the directors may make such provisions as they think fit in the case of shares becoming distributable in fractions.

Liquidation

If we shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise.

Register of Members

Under the Cayman Islands Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each shareholder, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Islands Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of any issuance of shares, the register of members will be immediately updated to record and give effect to the issuance of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent English statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of England and Wales. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements

The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Cayman Islands Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;
(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

The Cayman Islands Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

(a)	a company acts or proposes to act illegally or ultra vires;
(b)	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
(c)	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that every director, alternate director or officer shall be indemnified out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or wilful default. No such director, alternate director or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or wilful default of such director or officer. Expenses, including legal fees, incurred by a director, alternate director or officer, or former director, alternate director or officer in defending any legal, administrative or investigative proceedings may be paid by us in advance of the final disposition of such proceedings upon receipt of an undertaking by such party to repay the amount if it shall ultimately be determined that such director, alternate director or officer is not entitled to be indemnified by us and upon such terms and conditions, if any, as we deem appropriate.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Islands Companies Act, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that, upon the written request of shareholders entitled to exercise 10% or more of the voting rights in respect of the matter for which the meeting is requisitioned, any one or more of the directors shall forthwith proceed to convene a meeting of shareholders. If the directors do not proceed to convene a meeting of shareholders within 21 days of the written request to requisition a meeting being lodged the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the meeting of shareholders in the same manner as nearly as possible as that in which a meeting of shareholders may be convened by a director. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association (which include the removal of a director by ordinary resolution), the office of a director shall be vacated if (a) he gives notice in writing to us that he resigns the office of director, (b) he absents himself (without being represented by an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office, (c) he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, (d) he is found to be or becomes of unsound mind, €(e) all the other directors (being not less than two in number) resolve that he should be removed as a director.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that its shareholders approve, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction, resulting in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

There is no comparable statute under Cayman Islands law. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote. The bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote. If so provided in the certificate of incorporation, they may also be amended by the board of directors. Under the Cayman Islands Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation and regulations aimed at the prevention of money laundering and counter terrorist financing, we may be required to adopt and maintain anti-money laundering and counter terrorist financing policies and procedures, and may require subscribers to provide evidence to satisfactorily identify and verify their identity and source of funds. Such customer due diligence can be simplified or enhanced depending on the risk rating given to the subscriber. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering and counter terrorist financing policies and procedures (including the acquisition of due diligence information) to a suitable third persons based in Cayman Islands approved equivalent jurisdictions. A list of these equivalent jurisdictions, as updated from time to time, can be accessed here: https://www.cima.ky/list-of-equivalent-jurisdictions.

We reserve the right to request such information as is necessary to identify and verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information and/or documentation required for identification or verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering, counter terrorist financing or other applicable laws, regulations or guidance by any person in any equivalent jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct, money laundering or proliferation financing or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (2020 Revision) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (2020 Revision), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (2018 Revision) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (2018 Revision), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands, Hong Kong or Singapore applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and
●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service-related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E. Taxation

The following discussion of material Cayman Islands, Hong Kong, PRC and United States federal income tax consequences of an investment in NetClass’s Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in NetClass’s Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares, as the case may be, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

Hong Kong profits tax is payable by every person (including corporation, partnership, and sole proprietorship) carrying on a trade, profession, or business in Hong Kong on the profits arising in or derived from Hong Kong from such trade, profession, or business. With effect from April 1, 2018, a two-tiered profits tax regime applies, under which the profits tax on the first HK$ 2 million of profits is charged at the rate of 8.25%, whereas profits in excess of HK$ 2 million are subject to the standard profits tax rate of 16.5%. However, only one “entity” (which, for the purpose of the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), refers to a natural person, a body of persons or a legal arrangement, including a corporation, a partnership and a trust) within a group of “connected entities” can enjoy the two-tier profit tax rates. An entity is regarded as a “connected entity” of another entity if: (i) one of the has control over the other; (ii) both of them are under common control of the same entity; or (iii) in the case of the first entity being a natural person carrying on business as a sole proprietorship, the other entity is the same person carrying on another sole proprietorship business. For the purpose of the two-tiered profits tax regime, a group of connected entities will need to nominate which entity will benefit and to make election accordingly. If no nomination has been made, the assessable profits of each entity within the group will be chargeable to the standard profits tax rate.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the number of dividends, if any, we are ultimately able to pay to our shareholders.

We are an exempted company incorporated in Cayman Islands with limited liability and we gain income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that PRC-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although NetClass does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of NetClass and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in the PRC and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of the PRC; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of the PRC; and (iv) one half  (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of the PRC.

Accordingly, we believe that NetClass and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us as of the date of this annual report. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor and update our tax status.

The Implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as PRC-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as PRC-sourced income.

See “Item 3. Key Information—D. Risk Factors – Risks Related to Doing Business in the PRC – If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” of the PRC, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Our company pays an EIT rate of 25% for WFOE and its subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

According to Caishui 2019 No.13, announcement of the Ministry of Finance and the State Taxation Administration 2021 No.12, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB 3 million ($425,333), (ii) no more than 300 employees, and (iii) total assets of no more than RMB 50 million ($7,088,880). According to announcement of the State Taxation Administration 2021 No.8, which became effective on January 1, 2021 and until to December 31, 2022., small, low-profit enterprises whose annual taxable income is no more than RMB 1 million ($141,778) is subject to the preferential income tax rate 2.5% (only 12.5% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to announcement of the Ministry of Finance and the State Taxation Administration 2022 No.13, which became effective on January 1, 2022 and until to December 31, 2024, small, low profit enterprises whose annual taxable income exceed RMB 1 million ($141,778) but no more than RMB 3 million ($425,333) is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to announcement of the Ministry of Finance and the State Taxation Administration 2023 No.12, which became effective on August 2, 2023 and until to December 31, 2027, small, low profit enterprises is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

United States Federal Income

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	advertising investment trusts;
●	broker-dealers;
●	persons that elect to mark their securities to market;
●	U.S. expatriates or former long-term residents of the U.S.;
●	governments or agencies or instrumentalities thereof;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary share);
●	persons who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons holding our Class A ordinary shares through partnerships or other pass-through entities;
●	beneficiaries of a Trust holding our Class A ordinary shares; or
●	persons holding our Class A ordinary shares through a Trust.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A ordinary shares. It is directed to U.S. Holders (as defined below) of our Class A ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A ordinary shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A ordinary shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the Class A ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of actual or constructive receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A ordinary shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that all distributions will be treated as a dividend even if a particular distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Class A ordinary share equal to the difference between the amount realized (in U.S. dollars) for the Class A ordinary shares and your tax basis (in U.S. dollars) in the Class A ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in future offerings, if any, will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in such offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in such offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A ordinary shares and the amount of cash we raise in such offering.

Accordingly, fluctuations in the market price of the Class A ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in such offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A ordinary shares from time to time and the amount of cash we raise in such offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to your Class A ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares (in the case of Class A ordinary shares obtained through the exercise of warrants, the holding period will include the holding period of the underlying warrants);
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income earned in the current taxable year; and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate on ordinary income in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A ordinary shares cannot be treated as capital, even if you hold the Class A ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock (but not our warrants) to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of such taxable year over your adjusted basis in such Class A ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Class A ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the Class A ordinary shares are regularly traded on the Nasdaq and if you are a holder of Class A ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock (but not warrants) in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available. If you hold Class A ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A ordinary shares, including regarding distributions received on the Class A ordinary shares and any gain realized on the disposition of the Class A ordinary shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A ordinary shares, then such Class A ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC (no such election is available to warrants). A “purging election” creates a deemed sale of such Class A ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A ordinary shares for tax purposes. U.S. shareholders may make a purging election and make a simultaneous qualified electing fund (QEF) election if the foreign corporation remains a PFIC at the time of the purging election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A ordinary shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be found on the SEC’s website at www.sec.gov. You may also visit us on website at www.netclass.cn. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency of PRC subsidiaries is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB changed from US$1.00 for RMB6.5532 in the year ended September 30, 2022, to US$1.00 for RMB7.0533 in the year ended September 30, 2023, and US$1.00 for RMB7.2043 in the year ended September 30, 2024. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues, and costs are denominated in RMB, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, NetClass’ Class A ordinary shares in U.S. dollars in the future.

Credit Risk

As of September 30, 2024, 2023 and 2022, we had cash and cash equivalents and restricted cash of $410,716, $524,601, and $301,705, respectively. Our cash was deposited at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Inflation Risk

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our services do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333- 278224), or the IPO Form F-1, in relation to our initial public offering of 2,070,000 Class A ordinary shares at an offering price of US$5.00 per share, including the full exercise of the underwriters’ over-allotment. Our initial public offering closed on December 16, 2024 and the exercise of the over-allotment option closed on January 3, 2025. Newbridge Securities Corporation was the representatives of the underwriters for our initial public offering.

The total expenses incurred for our company’s account in connection with our initial public offering were $2,497,187, including underwriting discounts of $776,250, underwriters’ non-accountable expense of $103,500, underwriters’ accountable expenses of $250,000, underwriters’ advisory fee of $200,000 and other expenses of $1,167,437. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Class A ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately $7.9 million from our initial public offering. As of the date of this annual report, we have utilized such amount. We have used approximately $$2.65 million for courseware and online technology platform development, approximately $1.00 million in marketing and NetClass brand building, approximately $2.00 million for expansion of application development service and subscription services and approximately $1.00 million for working capital and for other general corporate purposes.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Class A ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2024 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was not effective as of September 30, 2024 due to the material weakness identified in our internal control over financial reporting as described below.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management identified below material weaknesses in the design and operation of our internal controls:

●	The Company lacked the key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedure. We also did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the CFS;
●	The Company lacked sufficient resources and expertise with U.S GAAP and the SEC reporting experiences in the accounting department to provide accurate information in a timely manner; and
●	The Company lacked sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

To address the material weaknesses in internal control over financial reporting of the Company, we have: (a) hired an experienced outside consultant with adequate experience with U.S GAAP and the SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to setup the internal audit department, and enhance the effectiveness of the internal control system; (d) continued our efforts to implement necessary review and controls at related levels and the submission of all important documents and contracts to the office of our Chief Executive Officer for retention; and (e) continued our efforts to strengthen the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

(c)	Attestation Report of the Company’s Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our year ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Xianghong Zhou, Angel Colon and Xiao Fu. Our board of directors has determined that Angel Colon possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have a code of ethics and business conduct that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at within four business days following the amendment or waiver. During year 2024, no amendments to or waivers from the code were made or given to any of our executive officers.

Our code of ethics is publicly available on our website at www.netclass.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On December 27, 2024, the Company dismissed its independent registered auditor, Marcum Asia CPAs LLP, which action was approved and ratified by the Company’s Board of Directors on December 30, 2024.

On December 30, 2024, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of Wei, Wei & Co., LLP as its new independent registered public accounting firm to audit the Company’s financial statements, effective December 29, 2024.

Audit Fees

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

The Company was billed and paid to Marcum Asia CPAs LLP audit fees $226,424 and $152,364 during the year ended September 30, 2024 and 2023, respectively.

The Company has not paid to Wei, Wei &Co., LLP’s fee for the annual audit service during the years ended September 30, 2024 and 2023.

Audit-Related Fees

“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

The Company has not paid for audit-related services for year end of September 30, 2024 and 2023.

Tax Fees

“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The Company has not paid for tax services for year end of September 30, 2024 and 2023.

All Other Fees

“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The Company has not paid for other services for year end of September 30, 2024and 2023.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the years ended September 30, 2024, were approved by the audit committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective on December 27, 2024, the Company dismissed its independent registered auditor, Marcum Asia CPAs LLP, which action was approved and ratified by the Company’s Board of Directors on December 30, 2024.

The reports of Marcum Asia CPAs LLP on the financial statements of the Company for the fiscal years ended September 30, 2023 and 2022 and related consolidated statements of income and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended September 30, 2023, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company.

During the Company’s most recent fiscal year ended September 30, 2024 and through December 27, 2024, the date of dismissal, (a) there were no disagreements with Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia CPAs LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financing reporting, including (i) the lack of key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedure and the lack of adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements, (ii)  the lack of sufficient resources and expertise with U.S GAAP and the SEC reporting experiences in the accounting department to provide accurate information in a timely manner, (iii) the lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities, which has been disclosed in this annual report. On December 30, 2024, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of Wei, Wei &Co., LLP as its new independent registered public accounting firm to audit the Company’s financial statements, effective December 29, 2024. During the two most recent fiscal years ended September 30, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of Wei, Wei &Co., LLP, neither the Company, nor someone on its behalf, has consulted Wei, Wei &Co., LLP regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or
(ii)	any matter that was either the subject of a disagreement as defined in Item 16F (a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F (a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Our Class A ordinary shares are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

We endeavor to comply with the Nasdaq corporate governance practices. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company.

The insider trading policy establishes guidelines and procedures for the following:

1.	Trading on Material Nonpublic Information

Affiliates are prohibited from trading in the Company’s or other companies’ securities while in possession of material nonpublic information. This restriction applies from the time the information is obtained until the close of business on the second Trading Day following its public disclosure or when it is no longer material. Exceptions may apply for pre-established trading plans or delegated trading as outlined in the policy.

2.	Tipping Prohibition

Affiliates are prohibited from disclosing (“tipping”) material nonpublic information to others, including family members, if it could be used for trading. They are also prohibited from making recommendations or expressing opinions based on such information regarding trading in the Company’s securities.

3.	Compliance with Regulation FD (Fair Disclosure):

In accordance with SEC Regulation FD, the Company ensures that any disclosure of material nonpublic information to certain parties (e.g., securities market professionals or shareholders likely to trade on such information) is accompanied by public disclosure. Intentional disclosures must be made public simultaneously, while unintentional disclosures must be promptly disclosed. Public disclosures may include filing or furnishing a Form 6-K or other methods ensuring broad, non-exclusionary distribution.

All public communications, including statements to the press, analysts, or via social media, must be authorized by the Chief Executive Officer, President, or their designated representatives, such as the Company’s public or investor relations firm. Unapproved responses to inquiries are strictly prohibited.

4.	Confidentiality of Nonpublic Information

Nonpublic information is considered Company property, and unauthorized disclosure—including via email, internet message boards, or social media platforms—is strictly forbidden.

5.	Duty to Report Irregular Conduct:

Employees, particularly managers and supervisors, are responsible for ensuring financial integrity in accordance with generally accepted accounting principles and federal and state securities laws. Any employee aware of financial or accounting irregularities must report the incident to their immediate supervisor and the Audit Committee. Employees may also participate in proceedings as permitted by law.

ITEM 16K. CYBERSECURITY

We recognize the importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect our data’s confidentiality, integrity, and availability. We have implemented, including testing software and our computer systems, our facilities, systems and procedures, from cybersecurity threats. We assess risks arising from cybersecurity threats against our information systems that may result in adverse effects on our information systems or any information residing therein. We conduct periodic assessments to identify such cybersecurity threats.

Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to mitigate identified risks and reasonably address any identified gaps in existing safeguards. We monitor and test our safeguards and regularly conduct training for our employees on these safeguards in collaboration with the administrative department and management. We are committed to promoting a company-wide culture of cybersecurity risk management.

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended September 30, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-45.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (1)
2.1	Description of Securities*
4.1	Employment Agreement between NETCLASS TECHNOLOGY INC and Jianbiao Dai(2)
4.2	Employment Agreement between NETCLASS TECHNOLOGY INC and Lina Chen(3)
4.3	Employment Agreement between NETCLASS TECHNOLOGY INC and Yuxing Chen(4)
4.4	Director Offer Letter between NETCLASS TECHNOLOGY INC and Xianghong Zhou(5)
4.5	Director Offer Letter between NETCLASS TECHNOLOGY INC and Angel Colon(6)
4.6	Director Offer Letter between NETCLASS TECHNOLOGY INC and Xiao Fu(7)
4.7	Standardized Application Development Service Contracts and Purchase order(8)
4.8	Lease by and between DRAGONSOFT GROUP CO., LIMITED and CHUI KAI KWONG ELECTRICAL ENGINEERING CO., LTD, dated July 29, 2023(9)
4.9	AI Technical Development Service Agreement(10)
4.10	Form of Purchase Order by and between Dragonsoft Group Co., Limited and Gallop Trading Limited(11)
4.11	Form of Purchase Agreement by and between Shanghai NetClass Information Technology Co., Ltd. and Shanghai Detuo Information Technology Co., Ltd(12)
4.12	Subscription Agreement by and between NETCLASS TECHNOLOGY INC and Dragonsoft Holding Limited, dated September 20, 2023(13)
8.1	List of Subsidiaries(14)
11.1	Code of Business Conduct and Ethics of the Registrant(15)
11.2	Insider Trading Policies*
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*
*	Filed herewith.
**	Furnished herewith.

(1)	Incorporated herein by reference to Exhibit 3.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(2)	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(3)	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.

(4)	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(5)	Incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(6)	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(7)	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(8)	Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(9)	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(10)	Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(11)	Incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(12)	Incorporated by reference to Exhibit 10.11 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(13)	Incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(14)	Incorporated by reference to Exhibit 21.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.
(15)	Incorporated by reference to Exhibit 14.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETCLASS TECHNOLOGY INC

/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

Date: February 18, 2025

NETCLASS TECHNOLOGY INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of NetClass Technology Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of NetClass Technology Inc and subsidiaries (the “Company”) as of September 30, 2024, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2024.

Flushing, New York
February 18, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of NetClass Technology Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of NetClass Technology Inc (the “Company”) as of September 30, 2023, the related consolidated statements of income and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2021 to 2024.

New York, NY

March 25, 2024

NETCLASS TECHNOLOGY INC

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	September 30,	September 30,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash	$410,716	$524,601
Restricted cash	4,564	—
Receivable from sale of shares	—	1,900,000
Accounts receivable, net	5,298,006	2,287,132
Inventories, net	70,681	—
Advance to vendors	1,124,030	1,057,682
Prepayments and other current assets	40,990	440,527
Deferred issuance costs	138,463	104,618
TOTAL CURRENT ASSETS	7,087,450	6,314,560

Property and equipment, net	39,707	48,876
Operating lease right of use assets	13,122	54,356
Deferred tax assets, net	88,445	123,371
TOTAL NONCURRENT ASSETS	141,274	226,603
TOTAL ASSETS	$7,228,724	$6,541,163

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,860,703	$1,153,753
Advance from customers	425,116	184,222
Accrued expenses and other liabilities	297,360	236,462
Due to related parties	228,951	180,101
Taxes payable	341,217	288,450
Operating lease liabilities, current portion	13,122	41,650
TOTAL CURRENT LIABILITIES	4,166,469	2,084,638

Operating lease liabilities, non-current portion	—	12,706
TOTAL NON-CURRENT LIABILITIES	—	12,706
TOTAL LIABILITIES	4,166,469	2,097,344

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY:
Ordinary shares, 200,000,000 shares authorized, consisting of 190,000,000 Class A ordinary shares of $0.00025 par value per share and 10,000,000 Class B ordinary shares of $0.00025 par value per share
Class A Ordinary shares, 13,760,000 ordinary shares issued and outstanding	3,440	3,440
Class B Ordinary shares, 2,000,000 ordinary shares issued and outstanding	500	500
Additional paid in capital	4,821,992	4,821,992
Statutory reserves	35,448	35,448
Accumulated deficit	(1,704,065)	(164,809)
Accumulated other comprehensive loss	(186,134)	(252,752)
TOTAL SHAREHOLDERS’ EQUITY	2,971,181	4,443,819
Non-controlling interest	91,074	—
TOTAL EQUITY	3,062,255	4,443,819

TOTAL LIABILITIES AND EQUITY	$7,228,724	$6,541,163

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended
	September 30,
	2024	2023	2022
Revenues	$10,101,647	$11,089,528	$9,257,607
Cost of revenues	(7,786,717)	(8,729,856)	(6,216,774)
Gross profit	2,314,930	2,359,672	3,040,833

Operating expenses:
Selling and marketing	(385,513)	(606,927)	(1,298,462)
General and administrative	(703,233)	(798,233)	(865,690)
Research and development	(2,515,015)	(567,809)	(828,311)
Total operating expenses	(3,603,761)	(1,972,969)	(2,992,463)
(Loss) income from operations	(1,288,831)	386,703	48,370

Other income (expense):
Financial income (expense), net	209	(4,558)	(8,572)
Other income, net	(14,791)	37,415	24,353
Total other (expenses) income, net	(14,582)	32,857	15,781
(Loss) income before income taxes	(1,303,413)	419,560	64,151

Income tax (expense)	(86,311)	(257,331)	68,536
Net (loss) income	(1,389,724)	162,229	132,687

Less: net income attributable to non-controlling interests	(88,089)	—	—
Net (loss) income attributable to shareholders	(1,477,813)	162,229	132,687

Other comprehensive loss
Net (loss) income	(1,389,724)	162,229	132,687
Foreign currency translation adjustments	66,618	(29,439)	(248,101)
Comprehensive (loss) income	(1,323,106)	132,790	(115,414)
Less: Comprehensive income attributable to non-controlling interests	(88,089)	—	—
Comprehensive (loss) income attributable to shareholders	(1,411,195)	132,790	(115,414)

Earnings per share
Basic and diluted	$(0.09)	$0.01	$0.01

Weighted average number of shares outstanding
Basic and diluted	15,760,000	15,020,822	15,000,000

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(Expressed in U.S. dollars, except for the number of shares)

								Accumulated
	Ordinary shares				Additional			Other
	Class A		Class B		Paid-in	Statutory	Accumulated	Comprehensive	Shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Reserve	Deficit	Loss	equity	Interest	Equity
Balance at September 30, 2021	13,000,000	$3,250	2,000,000	$500	$2,922,182	$20,747	$(445,024)	$24,788	$2,526,443	$—	$2,526,443
Net income	—	—	—	—	—	—	132,687	—	132,687	—	132,687
Statutory reserve	—	—	—	—	—	14,701	(14,701)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(248,101)	(248,101)	—	(248,101)
Balance at September 30, 2022	13,000,000	$3,250	2,000,000	$500	$2,922,182	$35,448	$(327,038)	$(223,313)	$2,411,029	$—	$2,411,029
Net income	—	—	—	—	—	—	162,229	—	162,229	—	162,229
Capital contribution from a shareholder	760,000	190	—	—	1,899,810	—	—	—	1,900,000	—	1,900,000
Foreign currency translation adjustment	—	—	—	—	—	—	—	(29,439)	(29,439)	—	(29,439)
Balance at September 30, 2023	13,760,000	$3,440	2,000,000	$500	$4,821,992	$35,448	$(164,809)	$(252,752)	$4,443,819	$—	$4,443,819
Cumulative effect adjustment upon adoption of ASC 326	—	—	—	—	—	—	(61,443)	—	(61,443)	—	(61,443)
Balance at October 1, 2023	13,760,000	3,440	2,000,000	500	4,821,992	35,448	(226,252)	(252,752)	4,382,376	$—	4,382,376
Capital contribution from non-controlling shareholder	—	—	—	—	—	—	—	—	—	2,985	2,985
Net loss	—	—	—	—	—	—	(1,477,813)	—	(1,477,813)	88,089	(1,389,724)
Foreign currency translation adjustment	—	—	—	—	—	—	—	66,618	66,618	—	66,618
Balance at September 30, 2024	13,760,000	$3,440	2,000,000	$500	$4,821,992	$35,448	$(1,704,065)	$(186,134)	$2,971,181	$91,074	$3,062,255

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended
	September 30,
	2024	2023	2022
Cash flows from operating activities:
Net (loss) income	$(1,389,724)	$162,229	$132,687
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	10,821	96,131	118,564
(Reversal) provision for doubtful accounts, net	52,645	(44,085)	29,128
Deferred tax expense (benefits)	40,722	58,716	(102,129)
Changes of deferred issuance costs	—	222,361	—
Amortization of operating lease right of use assets	42,150	38,655	—
Changes in operating assets and liabilities:
Accounts receivable	(3,032,651)	1,081,496	(1,213,888)
Inventories	(60,039)	—	159,460
Receivable from sales of shares	1,900,000	—	—
Advance to vendors	(40,605)	(975,477)	(17,128)
Prepayments and other current assets	415,785	(417,062)	(7,709)
Accounts payable	1,643,599	174,802	107,335
Advance from customers	227,532	(114,405)	(77,848)
Accrued expenses and other liabilities	50,671	(50,868)	146,269
Due to a related party	—	—	122,385
Taxes payable	45,598	198,038	31,425
Operating lease liabilities	(42,150)	(38,655)	—
Net cash (used in) provided by operating activities	(135,655)	391,876	(571,449)

Cash flows from financing activities:
Deferred issuance costs	(33,845)	(92,533)	(170,791)
Capital contribution from a noncontrolling shareholder	2,985	—	—
Proceeds from related parties	42,147	73,073	—
Repayments to related parties	(420)	(1,418)	—
Proceeds from bank loan	—	—	177,642
Repayment of bank loans	—	(132,035)	(132,429)
Net cash provided by (used in) financing activities	10,867	(152,913)	(125,578)

Effect of exchange rates changes on cash	15,467	(16,067)	(43,205)
Net increase (decrease) in cash and restricted cash	(109,321)	222,896	(740,232)
Cash and restricted cash, beginning of the year	524,601	301,705	1,041,937
Cash and restricted cash, end of the year	$415,280	$524,601	$301,705

	September 30,	September 30,	September 30,
Reconciliation of cash and restricted cash, end of year	2024	2023	2022
Cash	$410,716	$524,601	$208,206
Restricted cash	4,564	—	93,499
Cash and restricted cash, at the end of year	$415,280	$524,601	$301,705

Supplemental cash flow disclosures:
Cash paid for income tax	$289	$578	$1,621
Cash paid for interest	$—	$5,781	$9,683
Non cash investing activities:
Right-of-use assets obtained in exchange for operating new lease liabilities	$—	$94,687	$—
Settlement of receivable from sales of shares in payment to a supplier	$1,900,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

NETCLASS TECHNOLOGY INC (“NetClass” or “the Company”) is a holding company incorporated under the laws of Cayman Islands on January 4, 2022. NetClass, through its wholly-owned subsidiaries (collectively, “the Group”) is engaged in offering online professional education platform and related courseware, providing smart education IT solutions service in the People’s Republic of China (“China” or “PRC”). The Company has no substantive operations other than holding 100% ownership interest of DRAGONSOFT GROUP CO., LIMITED (“NetClass HK”) established under the laws of Hong Kong on December 12, 2006.

As of September 30, 2024, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
DRAGONSOFT GROUP CO., LIMITED (“NetClass HK”)	December 12, 2006	Hong Kong, PRC	100%	Investment Holding/ Subscription and Application development service
Shanghai Zhima Information Technology Co., Ltd. (“WFOE”)	April 30, 2019	PRC	100%	Investment Holding
Shanghai Netwide Enterprise Management Co., Ltd. (“Shanghai Netwide”)	April 27, 2022	PRC	100%	Subscription and Application development service
Shanghai NetClass Information Technology Co., Ltd. (“NetClass China”)	May 13, 2003	PRC	100%	Subscription and Application development service
Shanghai NetClass Enterprise Management Co., Ltd (“NetClass Management”)	August 29, 2016	PRC	100%	Subscription and Application development service
Shanghai NetClass Human Resources Co., Ltd (“NetClass HR”)	November 09, 2016	PRC	100%	Subscription and Application development service
Shanghai Chuangyuan Education Technology Co., Ltd (“NetClass Education”)	April 14, 2004	PRC	100%	Subscription and Application development service
NetClass Training (Shanghai) Co., Ltd. (“NetClass Training”)	August 19, 2016	PRC	100%	Subscription and Application development service
Netclass International Limited	July 28, 2023	Hong Kong, PRC	100%	No activities
NetClass Data Pte Ltd (“NetClass Singapore”)	May 13, 2024	Singapore	60%	Subscription and Application development service

As described below, the Company, through a series of transactions accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries. Mr. Jianbiao Dai, the CEO and the Chairman of the Board of Directors of the Company, is the ultimate controlling shareholder of the Company.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

Reorganization

A reorganization of the legal structure was completed on June 10, 2022. The reorganization involved:

(i)	the formation of the Company’s wholly owned subsidiary NetClass HK; the formation of WFOE fully controlled by Mr. Jianbiao Dai;
(ii)	The transfer of all the shareholder equity interest in WOFE to NetClass HK on May 05, 2022;

(iii)The transfer of all the shareholders’ equity interest in NetClass China to WOFE on June 10, 2022.

Before and after the Reorganization, the Company, together with its subsidiaries, is controlled by the same shareholders, and therefore the reorganization is considered a recapitalization of entities under common control under Accounting Standards Codification (“ASC”) 805-50-25 “Transactions Between Entities Under Common Control”. The consolidation of the Company and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements (“CFS”) under ASC 805-50-45-5.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying CFS were prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Uses of estimates

In preparing the CFS in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements and are adjusted to reflect actual experience when necessary. Significant estimates required to be made by management include, but are not limited to allowance for doubtful accounts, and realization of deferred tax assets. Actual results could differ from those estimates. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Principles of consolidation

The CFS include the financial statements of the Company and its subsidiaries.

All intercompany transactions and balances between the Company and subsidiaries were eliminated in consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. As of September 30, 2024 and 2023, all subsidiaries are controlled through equity interest investment, and none of them are controlled through contractual arrangements with the variable interest entities.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-controlling Interest

Non-controlling interest on the consolidated balance sheets results from the consolidation of a Singapore subsidiary formed during the year ended September 30, 2024. The portion of the income or loss applicable to the non-controlling interest in subsidiary is reflected in the consolidated statements of income and comprehensive income (loss).

Cash

Cash comprises cash at banks and cash on hand, which includes deposits with original maturities of three months or less with commercial banks in Singapore, Hong Kong and PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs, but covered by Chinese insurance program where RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank.

Restricted cash

Cash that is restricted as to withdrawal is reported separately on the Consolidated Balance Sheets and is included in total cash in the Consolidated Statements of Cash Flows. Restricted cash mainly is required cash deposits reserved for commercial litigation.

Credit Losses

On October 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. The Company uses the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each period end of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after October 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

Expected provision for credit losses are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts Receivable, net

Accounts receivable, net is the amounts the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses.

Receivable from sale of shares

Receivable from sale of shares is receivables from officers or other employees resulting from the sale of shares. It was classified as asset in the balance sheet only when the receivable is fully repaid in cash before the financial statements are issued.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories, net

Inventories are the IT equipment used to sell to customers. Inventories are stated at the lower of cost or net realizable value. The Company determines the cost of inventory using weighted average method. The Company estimates the recoverability of inventory by reference to internal estimates of future demands and product life cycles, including expiration. The Company periodically analyzes its inventory levels to identify inventory that may expire prior to expected sale, no longer meeting quality specifications, or has a cost basis in excess of its estimated realizable value and records a charge to cost of sales for such inventory as appropriate. As of September 30, 2024, no impairment loss was recognized.

Advances to Vendors

Advance to vendors consists of balances paid to suppliers for services and materials that have not been provided or received. To deliver application development services to customers, the Company needs to purchase IT equipment and tailor-make software to build up a hardware facility with software integrated to run a system. When the prepayment is made to the IT equipment suppliers or software suppliers while the IT equipment or the software is not delivered to the Company, an advance to vendor is recorded. In addition, the Company also purchases services from suppliers with the period more than one year. The unamortized part of prepayment is recorded as an advance to vendors. Suppliers usually ask for a prepayment for the IT equipment or tailor-made software and will deliver in around 1-3 months.

Advance to vendors are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the relative services or inventory will not be provided or received later. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful advances to vendors by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of September 30, 2024 and 2023, no such allowance was recognized.

Prepayments and other assets

Prepayments and other assets primarily consist of prepaid expenses, rents deposit, loans to third-parties, security deposits made to customers and advances to employees, which are presented net of allowance for doubtful accounts. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. As of September 30, 2024 and 2023, no allowance for doubtful accounts were provided on prepayments and other assets.

Deferred issuance costs

Deferred issuance costs are costs associated with the Company’s current offering, which will be netted against the gross proceeds from the Company’s current offering. Deferred issuance costs related to an aborted offering (including an offering with postponement for more than 90 days) may not be deferred and charged against proceeds of a subsequent offering.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Electronic equipment	3-5 years
Office furniture	5 years
Transportation equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income in other income or expenses.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2024 and 2023, respectively.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value (“FV”) of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard, ASC Topic 820, Fair Value Measurements (“ASC Topic 820”) establish a three-level valuation hierarchy for disclosures of FV measurement and enhance disclosure requirements for FV measurements. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the FV of the Company’s financial instruments, including cash, accounts receivable, prepayments and other current assets, accounts payable, accrued expenses and other liabilities and bank loans, approximates their recorded values due to their short-term maturities.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company follows ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from two sources: (1) revenue from application development services, and (2) revenue from subscription services. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

(1)	Revenue from application development service

The Company’s application development service contracts are primarily on a fixed-price basis with no variable consideration, which require the Company perform services including project planning, project design, application development and system integration based on customers’ specific needs and the service may also involve sales of IT equipments. These services also require significant production and customization. These services represent a single performance obligation as they are highly interdependent and interrelated and cannot be separately identifiable. The Company used the stand-alone selling price to allocate the transaction prices between development service and IT equipment sales. Upon delivery of the services, customer acceptance is generally required.

In certain application development service contracts, it contains a significant financial component, which represents a financial service obligation to the customers. In these cases, after deducting the standalone selling price of the financial service, which is calculated based on Chinese Central Bank’s suggesting bank loan interest rate for the duration similar to the credit period granted to the customers, the remaining amount of the contract consideration is allocated to the equipment and the application development services based on their relative standalone prices.

For the application development service contract, except for the financial income revenue, the Company believes the application development performance obligation is satisfied upon customer acceptance. The financial income revenue is recognized over the credit period granted to the customers. No significant returns, refund and other similar obligations during each reporting period.

In some arrangements, the Company’s ongoing customers purchased general purposed IT equipment from the Company and the Company sells and delivers IT equipment such as servers and computer terminals without any related application development service arrangement after the IT equipment purchase. IT equipments though have an aggregated monetary value, do not represent the underlying core value that the Company would deliver as a result of the service sales contract. Given the not significant portion of total revenue, the Company did not further disaggregate the revenue stream of sales of IT equipments.

The sale of IT equipment is recognized when delivery has occurred and the customer accepts the equipment and the Company has no performance obligation after the acceptance. For the years ended September 30, 2024, 2023 and 2022 IT equipment sales were $113,649, $503,191 and $852,379, respectively.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(2)Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications for a subscribed period. The Company’s billing to customer is on the basis of number of users or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation and the terms of pricing and payment are fixed, no variable consideration is involved. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services. No significant returns, refund and other similar obligations during each reporting period.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”) or goods and services tax (“GST”). The Company’s subsidiaries in PRC are subject to a 6% to 13% value added tax (“VAT”). The Company’s subsidiaries in Singapore are subject to a 9% GST.

Practical Expedient and Exemptions

The Company does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18. Payment terms and conditions vary by contract type; however, the Company’s terms generally include a requirement of payment within 180 days after acceptance of the service. The Company has elected the practical expedient to not assess whether a significant financing component exists if the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional rights to payment. Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period. Advance from customers of $302,433, $245,010 and $320,545 as of September 30, 2023, 2022 and 2021 were recognized as revenues in the years ended September 30, 2024, 2023 and 2022, respectively. All unsatisfied performance obligations will be performed within the next 12 months. In certain application development service contracts, it contains a significant financial component, which represents a financial service obligation to the customers.

Disaggregation of revenue

For the years ended September 30, 2024, 2023 and 2022, the disaggregation of revenue by major revenue stream is as follows:

	2024	2023	2022
Application development services	$7,798,865	$8,305,939	$3,380,284
Subscription service	2,288,806	2,776,175	5,877,323
Finance income	13,976	7,414	—
Total	$10,101,647	$11,089,528	$9,257,607

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures are included in selling expenses. For the years ended September 30, 2024, 2023 and 2022, advertising expenses were $296,920, $513,474 and $1,202,430 respectively.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating leases

The Company mainly leases administrative offices and operating centers from property owners. These are all classified as operating leases. Effective October 1, 2022, the Company adopted the FASB Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”), along with several additional clarification ASU’s issued during 2018, using a modified retrospective transition approach with the cumulative effect recognized at the date of initial adoption. Upon adoption, the Company elected the package of practical expedients that allows the Company to not re-assess (i) any existing arrangements that contained a lease, (ii) the lease classification of any existing leases, and (iii) initial direct costs for any existing lease. The Company elected not to apply the hindsight policy, which allows an entity to include current considerations for existing leases when determining initial lease terms, which means, lease terms for all existing leases on the adoption date are consistently used as before. The Company elected to use the remaining lease term as of the adoption date to estimate the applicable discount rate for leases that were in place upon adoption.

The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

The Company elected not to separate non-lease components from lease components if the lease agreements consist of both lease and non-lease components. However, for all of the Company’s long-term lease agreements, lease payment do not contain the consideration for the non-lease component and the non-lease component has its own price and is paid separately. So, the Company calculates the right-of-use (“ROU”) and lease liabilities by using the lease payment only for the use of the underlying leased assets and has no need to allocate the lease payment between the lease and non-lease component.

Under a lease, the lessees are required to recognize ROU assets and lease liabilities. ROU assets represent the Company’s right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for any prepaid or accrued lease payments, net of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. As the interest rate implicit in most of the Company’s leases is not readily determinable, the Company uses the 5-year LPR interest rate stipulated by the People’s Bank of China (the “PBOC”) in China to determine the present value of the future lease payments. The Company’s lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expenses are recorded on a straight-line basis over the lease term.

Repayments of operating lease liabilities, variable lease payments, and short-term lease payments are classified as operating activities in the consolidated statements of cash flows.

As a result of the adoption, the Company as the lessee of operating leases recognized ROU assets and lease liabilities (including current and non-current) for operating leases of $88,072 and $88,072, respectively. The adoption had no material impact on the Company’s consolidated statements of income and comprehensive income (loss) for the year ended September 30, 2023 or the opening balance of retained earnings as of October 1, 2022.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value added tax (“VAT”) and goods and services tax (“GST”)

Revenue is the invoiced value of goods and services, net of VAT or GST.

The VAT is based on gross sales price and VAT rates range from 6% to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All VAT returns filed by the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

The GST is based on gross sales price and GST rates of 9%. Our Singapore subsidiary is allowed to offset input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in taxes payable.

Government grant

Government grants are recognized in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the Consolidated Statements of Income and Comprehensive Income (Loss) upon receipt and all conditions attached to the grants are fulfilled. For the years ended September 30, 2024, 2023 and 2022, the Company received $34,701, $425 and $10,884 government subsidy for high-technology companies and various research programs, included in other income, net.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the CFS. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes was incurred for the years ended September 30, 2024, 2023 and 2022. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,250). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currencies of the Company are the local currencies of the country in which the subsidiary operates. The Company’s CFS are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

Since the Company operates primarily in the PRC mainland, Hong Kong and Singapore, the Company’s functional currency is the Chinese Yuan (“RMB”), Hong Kong dollar (“HK$”) and Singapore dollar (“SG$”). The Company’s CFS were translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the CFS in this report:

	September 30,	September 30,	September 30,
	2024	2023	2022
RMB Balance sheet items, except for equity accounts	US$1=RMB 7.0176	US$1=RMB 7.2960	US$1=RMB 7.1135
RMB Items in the statements of income and cash flows	US$1=RMB 7.2043	US$1=RMB 7.0533	US$1=RMB 6.5532
HK$ Balance sheet items, except for equity accounts	US$1=HK$7.7693	US$1=HK$7.8308	N/A
HK$ Items in the statements of income and cash flows	US$1=HK$7.8127	US$1=HK$7.8310	N/A
SG$ Balance sheet items, except for equity accounts	US$1=SG$1.2831	N/A	N/A
SG$ Items in the statements of income and cash flows	US$1=SG$1.3406	N/A	N/A

Comprehensive income (loss)

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

Segment reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) was identified as the Chief Executive Officer. The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of September 30, 2024 and 2023, cash of $410,716 and $122,067 respectively, was held at major financial institutions in mainland PRC, where there RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b)	Significant customers

Major customers that make up 10% or more of revenue for the years ended September 30, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Percentage of the Company’s revenue
Customer A	35.6%	43.1%	—
Customer B	*	10.6%	*
Customer C	*	*	14.1%
Customer D	*	*	11.7%
Customer E		*	11.3%
*	The revenue of this customer is not over 10% of total revenue of the Company.

Major customers that make up 10% or more of accounts receivable as of September 30, 2024 and 2023 are as follows:

	2024	2023
Percentage of the Company’s accounts receivable
Customer A	36.9%	*
Customer B	15.2%	10.3%
Customer C	12.3%	—
Customer D	—	21.8%
Customer E	*	27.0%
Customer F	*	12.6%
*	The accounts receivable of this customer is not over 10% of total accounts receivable of the Company.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks (continued)

(c)	Significant suppliers

Major suppliers that make up 10% or more of purchases for the years ended September 30, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Percentage of the Company’s purchases
Supplier A	28.6%	—	—
Supplier B	19.1%	47.8%	—
Supplier C	*	12.4%	*
Supplier D	*	11.8%	14.5%
Supplier E	*	*	11.6%
Supplier F	*	*	10.8%
Supplier G	—	—	39.8%
*	The purchase from this supplier is not over 10% of total purchase of the Company.

Major suppliers that make up 10% or more of accounts payable as of September 30, 2024 and 2023 are as follows:

	2024	2023
Percentage of the Company’s accounts payable
Supplier A	33.4%	—
Supplier B	11.2%	—
Supplier C	*	49.4%
Supplier D	*	23.8%
Supplier E	—	18.0%
*	The accounts payable of this supplier is not over 10% of total accounts payable of the Company.

(d)	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. This standard was issued in response to the SEC’s disclosure update and simplification initiative, which affects a variety of topics within the Accounting Standards Codification. The amendments apply to all reporting entities within the scope of the affected topics unless otherwise indicated. This ASU will become effective for each amendment on the date on which the SEC removes the related disclosure from its regulations. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company is currently evaluating the impact of adopting this ASU on its CFS.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023-07 is applied retroactively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective October 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its CFS.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company plans to adopt this guidance effective October 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its CFS.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the CFS upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable as of September 30, 2024 and 2023 are as follows:

	2024	2023
Accounts receivable	$6,078,115	$2,921,298
Less: allowance for doubtful credit loss	(780,109)	(634,166)
Account receivable, net	$5,298,006	$2,287,132

Allowance for credit loss accounts movement for the years ended September 30, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Beginning balance	$634,166	$694,257	736,725
Adoption ASU 2016-13	64,930	—	—
Reversal	—	(96,408)	—
Additions	52,645	52,323	29,128
Foreign currency translation adjustments	28,368	(16,006)	(71,596)
Ending balance	$780,109	$634,166	694,257

NOTE 4 — RECEIVABLE FROM SALE OF SHARES

On September 20, 2023, the Company issued 760,000 ordinary shares at $2.50 per share to Dragonsoft Holding Limited, a company wholly owned by Mr. Jianbiao Dai (Chief Executive Officer and Chairman of the Company). As of September 30, 2023, the proceeds of such transaction had not yet received by the Company.

On October 5, 2023, instead of a capital injection to the Company, Dragonsoft Holding Limited made the payment of HK$15,000,000 ($1,900,000) to a third party AI development supplier on behalf of the Company as a deposit for an AI Technical Development Service Agreement entered on October 2, 2023, approved by the Board of Directors. The Company believes that training and running a vertical large language model (“LLM”) in education is crucial for the Company’s development. The agreement stipulated a training period of four months, and required the technical supplier to provide the computing power for this training, and it needs to be inspected and confirmed by the Company after the training is completed, and the trained vertical LLM should be deployed according to the Company’s requirements and support language teaching, etc. By January 2024, this vertical LLM training had been delivered and has been in use on the Company’s English smart learning system, which has already attracted some college users.

As a result, the Company recorded a receivable from sale of shares of $1,900,000 as of September 30, 2023. Upon receiving the full set of vertical LLM training materials, the total cost of $2,000,000 was recorded as R&D expense.

NOTE 5 — ADVANCE TO VENDORS

Advance to vendors consisted of the following as of September 30, 2024 and 2023:

	2024	2023
Prepayments for technical service and IT equipment	$1,124,030	$1,057,682

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following as of September 30, 2024 and 2023:

	2024	2023
Electronic equipment	$598,738	$575,891
Office furniture	4,417	4,249
Transportation equipment	37,784	36,342
Subtotal	640,939	616,482
Less: accumulated depreciation	(601,232)	(567,606)
Property and equipment, net	$39,707	$48,876

Depreciation expense for the years ended September 30, 2024, 2023 and 2022 amounted to $10,821, $96,131 and $118,564, respectively.

NOTE 7 — RELATED PARTIES BALANCES AND TRANSACTIONS

The Company records transactions with related parties. These related party balances as of September 30, 2024 and 2023 and transactions for the years ended September 30, 2024, 2023 and 2022 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Jianbiao Dai	Chief Executive Officer (“CEO”); Chairman of the Company
Shanghai Youfu Network Co., Ltd.	Shareholder of the Company
Shanghai Yiyun Information Service Co., Ltd	Jianbiao Dai served as a supervisor and hold 60% of the shares
Shanghai Chuangbo Enterprise Development Co., Ltd	A director of the Company serving as a corporate supervisory role
Shanghai Longruan Electronics Group Co., Ltd	Jianbiao Dai serves as legal representative and holds 80% of the shares
Shanghai Longruan Business Consulting Co., Ltd	Jianbiao Dai serves as legal representative and holds 80% of the shares directly or indirectly
Lang Wide Investment Inc.	A shareholder of the Company

(2)	Significant Related Party Transactions

Purchases from related parties for the years ended September 30, 2024, 2023 and 2022 were as follows:

	2024	2023	2022
Shanghai Youfu Network Co., Ltd	$—	$—	$137,645
Total	$—	$—	$137,645

Borrowing from related parties for the years ended September 30, 2024, 2023 and 2022 were as follows:

	2024	2023	2022
Shanghai Longruan Business Consulting Co., Ltd.	$—	$72,307	$—
Lang Wide Investment Inc.	25,000	—	—
Jianbiao Dai	17,147	766	—
Total	$42,147	$73,073	$—

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — RELATED PARTIES BALANCES AND TRANSACTIONS (Continued)

(3)	Due to related parties as of September 30, 2024 and 2023 were as follows:

	2024	2023
Due to related parties
Shanghai Chuangbo Enterprise Development Co., Ltd	$—	$274
Shanghai Longruan Electronics Group Co., Ltd	71,249	68,531
Jianbiao Dai	18,564	1,373
Shanghai Youfu Network Co., Ltd	114,138	109,923
Lang Wide Investment Inc.	25,000	—
Total	$228,951	$180,101

NOTE 8 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Singapore

Under Singapore tax laws, the corporate income tax rate varies from year to year. For the years ended September 30, 2024 and 2023, the corporate income tax rate was 17%. Platinum Singapore applied the tax rate of 17% for its provision for current income and deferred taxes. Net operating loss will be carried forward indefinitely under Singapore profits tax regulation.

Hong Kong

Under Hong Kong tax laws, with effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD 2 million (approximately $256,000) of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. For the year ended September 30, 2024 and 2023, NetClass HK applied the two-tier profits tax rate for its provision for current income and deferred taxes. Net operating loss will be carried forward indefinitely under Hong Kong profits tax regulation.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis.

According to Caishui [2019] No.13, announcement of the Ministry of Finance and the State Taxation Administration [2021] No.12 and [2023] No.6, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB 3 million ($425,333), (ii) no more than 300 employees, and (iii) total assets of no more than RMB 50 million ($7,088,880). According to announcement of the State Taxation Administration [2021] No.8, which became effective on January 1, 2021 to December 31, 2022., small, low-profit enterprises whose annual taxable income is no more than RMB 1 million ($141,778) are subject to the preferential income tax rate 2.5% (only 12.5% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — TAXES (Continued)

(a)	Corporate Income Taxes (“CIT”) (Continued)

According to announcement of the Ministry of Finance and the State Taxation Administration [2022] No.13, which became effective on January 1, 2022 and to December 31, 2024, small, low profit enterprises with annual taxable income exceeding RMB 1 million ($141,778) but no more than RMB 3 million ($425,333) are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, which became effective on August 2, 2023 to December 31, 2027, small, low profit enterprises are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

For the years ended September 30, 2024 and 2023, all PRC subsidiaries are small and micro-profit companies as defined, and thus are eligible for the above preferential tax rate for small and micro enterprises for the taxable profit less than RMB3 million 2024 and 2023.

The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since NetClass China was approved as an HNTE beginning December 2019 and renewed in December 2022, NetClass China is entitled to a reduced income tax rate of 15% from 2019 to 2024. However, as the preferential tax rate for small and micro enterprises and the preferential tax rate for high-tech enterprises cannot be enjoyed simultaneously, NetClass China that meet both requirements chooses to enjoy the tax preferential treatment for small and micro enterprises for the years ended September 30, 2024 and 2023.

i)	The components of the income tax provision for the years ended September 30, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Current tax expense
PRC	$—	$—	$33,593
Hong Kong	—	198,615	—
Singapore	45,589	—	—
Total current income tax expense	45,589	$198,615	$33,593

Deferred tax expense
PRC	$119,608	$58,716	$(102,129)
Hong Kong	(78,403)	—	—
Singapore	(483)	—	—
Total deferred income tax expense	40,722	58,716	(102,129)

Total income tax expense	$86,311	$257,331	$(68,536)

Income/(loss) before provision for income taxes is attributable to the following geographic locations for the years ended September 30, 2024, 2023 and 2022 was as follows:

	2024	2023	2022
PRC	$(941,937)	$(689,505)	$64,151
Hong Kong	(950,349)	1,109,065	—
Singapore	265,329	—	—
Cayman	323,543	—	—
Total Income before Income Taxes	$(1,303,414)	$419,560	$64,151

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — TAXES (Continued)

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate for the years ended September 30, 2024, 2023 and 2022

	2024	2023	2022
Income tax expense (benefit) at PRC statutory income tax rate	$(325,853)	$104,890	$16,038
Impact of different tax rates in other jurisdictions	(21,332)	(94,271)	—
Effect of PRC preferential tax rate	266,791	116,831	3,499
Effect of change in tax rate	—	233,082	—
Super deduction of qualified R&D expenditures *	(26,306)	(28,390)	(93,185)
Effect of change in valuation allowance	187,751	(111,786)	5,653
Net operating losses expired	5,096	—	—
Non-deductible items and others **	164	36,975	(541)
Income tax expense	$86,311	$257,331	$(68,536)
*

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from October 1, 2022 onwards, enterprises engaging in research and development activities are entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year.

**	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.
iii)

The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities as of September 30, 2024 and 2023 :

	2024	2023
Deferred tax assets:
Allowance for doubtful accounts	$40,273	$31,708
Net operating losses	392,874	238,515
Lease liability	2,254	2,436
Total deferred tax assets	435,401	272,659
Less: Valuation allowance	(215,526)	(21,910)
Total deferred tax assets, net of valuation allowance	219,875	250,749

Deferred tax liabilities:
Effect of temporary difference *	(129,176)	(124,942)
Right of use asset	(2,254)	(2,436)
Total deferred tax liabilities	(131,430)	(127,378)
Total deferred tax assets, net	$88,445	$123,371
*	Mainly due to revenue recognition differences

Valuation allowance movement for the years ended September 30, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Beginning balance	$21,910	$133,333	$178,259
Additions	192,863	257	37
Reversals	(5,111)	(112,043)	(30,597)
Foreign currency translation adjustments	5,864	363	(14,366)
Ending balance	$215,526	$21,910	$133,333

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — TAXES (Continued)

iii)

The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities as of September 30, 2024 and 2023 : (Continued)

According to PRC tax regulations, the PRC net operating loss can generally carry forward for five years starting from the year subsequent to the year in which the loss was incurred, and that of high-tech enterprises is no more than 10 years. Carryback of losses is not permitted. As of September 30, 2024 and 2023, the Company had net operating losses of $6,050,433 and $4,770,288, respectively, which will be available to offset future taxable income. If not used, these carryforwards will expire from 2024 through 2033.

The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The valuation allowance is considered on an individual entity basis. As of September 30, 2024 and 2023, valuation allowances on deferred tax assets are provided because the Company believes that it is more-likely-than-not that certain of the subsidiaries in the PRC will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards. For the remaining entities, with the spread of the COVID-19 in PRC appeared to be under control, and those remaining PRC operating entities have been gradually recovered from the 2022 Outbreak, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of September 30, 2024 and 2023.

(b)Taxes payable

Taxes payable consist of the following as of September 30, 2024 and 2023:

	2024	2023
PRC	$93,393	$89,829
Hong Kong	200,193	198,621
Singapore	47,631	—
Total taxes payable	$341,217	$288,450

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2023, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next 12 months. For the years ended September 30, 2024 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of September 30, 2024, the tax years ended December 31, 2019 through 2023 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — LEASE

The Company primarily has operating leases for administrative offices, through third-parties. A summary of supplemental balance sheet information related to operating leases as of September 30, 2024 and 2023 was as follows:

	2024		2023
Operating lease right-of-use assets	$13,122		$54,356

Operating lease liabilities, current	13,122		41,650
Operating lease liabilities, non-current	—		12,706

Total operating lease liabilities	$13,122		$54,356

Weighted average remaining lease term	4.7	months	15	months

Weighted average discount rate	4.3%		4.3%

A summary of lease expenses recognized in the consolidated statements of operations as of September 30, 2024 and 2023 and supplemental cash flow information related to operating leases for the years ended September 30, 2024 and 2023 were as follows:

	2024	2023
Operating lease expenses – third party	43,691	$41,908
Short-term lease	—	$1,629

Cash paid for operating leases	43,691	$41,744

Right-of-use assets obtained in exchange for operating new lease liabilities	—	$94,687

Minimum future lease payments under non-cancellable operating leases described above as of September 30, 2024 were as follows:

For year ended September 30, 2025	$13,256
Total	13,256

Less: present value discount	(134)

Total operating lease liabilities	$13,122

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established by founding shareholders under the laws of the Cayman Islands on with ordinary shares authorized 50,000, $1.0 par value, 10,000 ordinary shares issued and outstanding.

On July 26, 2022, the Board of Directors and shareholders of the Company unanimously approved the amended and restated memorandum of association, after which, the Company’s authorized share capital is $50,000 divided into 200,000,000 shares comprising (i) 190,000,000 Class A ordinary shares of par value $0.00025 each and (ii) 10,000,000 Class B ordinary shares of par value $0.00025 each. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company and each Class B ordinary share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at general meetings of our company. Also, each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save and except for voting rights and conversion rights, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. As of September 30, 2024, 13,760,000 Class A ordinary shares and 2,000,000 Class B ordinary shares are issued and outstanding.

On September 20, 2023, the Company issued 760,000 shares at the price of $2.5 per share to Dragonsoft Holding Limited, a company wholly owned by Mr. Jianbiao Dai. (See Note 4 Receivable from sale of shares).

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the mainland PRC (exclusive of Hong Kong) must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The statutory reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a mainland PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends.

Because some of the Company’s operating subsidiaries in the mainland PRC can only be paid out of distributable profits reported in accordance with mainland PRC accounting standards, the Company’s operating subsidiaries in the mainland PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the mainland PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the mainland PRC not available for distribution, was $2,957,630 and $2,957,630 as of September 30, 2024 and 2023, respectively.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of September 30, 2024, the Company has no significant outstanding litigation.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued. Based on the review, the Company did not identify any material subsequent event except disclosed below that is required disclosure in the CFS.

On December 16, 2024, the Company closed its initial public offering (the “IPO”) of 2,070,000 Class A ordinary shares, par value $0.00025 per share for gross proceeds of $10.35 million. The following table sets forth a pro forma financial statements as of September 30, 2024 to give effect to this offering, after deducting the underwriting discounts and other offering expenses paid by us.

Pro forma balance sheet as of September 30, 2024

	Actual	Adjustment	Pro forma
Cash	$410,716	$7,852,813	$8,263,529
Restricted cash	4,564	—	4,564
Accounts receivable, net	5,298,006	—	5,298,006
Inventories, net	70,681	—	70,681
Advance to vendors	1,124,030	—	1,124,030
Prepayments and other current assets	40,990	—	40,990
Deferred issuance costs	138,463	(138,463)	—
TOTAL CURRENT ASSETS	7,087,450	7,714,350	14,801,800

Property and equipment, net	39,707	—	39,707
Operating lease right of use assets	13,122	—	13,122
Deferred tax assets, net	88,445	—	88,445
TOTAL NONCURRENT ASSETS	141,274	—	141,274
TOTAL ASSETS	$7,228,724	$7,714,350	$14,943,074

Accounts payable	$2,860,703	$—	$2,860,703
Advance from customers	425,116	—	425,116
Accrued expenses and other liabilities	297,360	—	297,360
Due to related parties	228,951	—	228,951
Taxes payable	341,217	—	341,217
Operating lease liabilities, current portion	13,122	—	13,122
TOTAL CURRENT LIABILITIES	4,166,469	—	4,166,469

Class A Ordinary shares, 13,760,000 ordinary shares issued and outstanding	3,440	518	3,958
Class B Ordinary shares, 2,000,000 ordinary shares issued and outstanding	500	—	500
Additional paid in capital	4,821,992	7,713,833	12,535,825
Statutory reserves	35,448	—	35,448
Accumulated deficit	(1,704,065)	—	(1,704,065)
Accumulated other comprehensive loss	(186,134)	—	(186,134)
TOTAL SHAREHOLDERS’ EQUITY	2,971,181	7,714,350	10,685,531
Non-controlling interest	91,074	—	91,074
TOTAL EQUITY	3,062,255	7,714,350	10,776,605

TOTAL LIABILITIES AND EQUITY	$7,228,724	$7,714,350	$14,943,074

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro forma statements of operations and comprehensive loss for the year ended September 30, 2024

	Actual	Adjustment	Pro forma
Revenues	$10,101,647	$—	$10,101,647
Cost of revenues	(7,786,717)	—	(7,786,717)
Gross profit	2,314,930	—	2,314,930

Operating expenses:
Selling and marketing	(385,513)	—	(385,513)
General and administrative	(703,233)	—	(703,233)
Research and development	(2,515,015)	—	(2,515,015)
Total operating expenses	(3,603,761)	—	(3,603,761)
Loss from operations	(1,288,831)	—	(1,288,831)

Other income (expense):
Financial income (expense), net	209	—	209
Other income, net	(14,791)	—	(14,791)
Total other expenses, net	(14,582)	—	(14,582)

Loss before income taxes	(1,303,413)	—	(1,303,413)
Income tax (expense)	(86,311)	—	(86,311)
Net loss	(1,389,724)	—	(1,389,724)
Less: net income attributable to non-controlling interests	(88,089)	—	(88,089)
Net loss attributable to shareholders	(1,477,813)	—	(1,477,813)

Other comprehensive loss
Net loss	(1,389,724)	—	(1,389,724)
Foreign currency translation adjustments	66,618	—	66,618
Comprehensive loss	(1,323,106)	—	(1,323,106)
Less: Comprehensive income attributable to non-controlling interests	(88,089)	—	(88,089)
Comprehensive loss attributable to shareholders	(1,411,195)	—	(1,411,195)

Loss per share
Basic and diluted	$(0.09)	$—	$(0.08)
Weighted average number of shares outstanding
Basic and diluted	15,760,000	2,070,000	17,830,000

NOTE 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in the PRC, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

The condensed financial information was prepared using the same accounting policies as set out in the CFS except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Group records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries” and the subsidiaries’ gain as “Equity in gain of subsidiaries” on the Condensed Statements of Comprehensive Income.

For the years ended September 30, 2024, 2023 and 2022, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Group.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

PARENT COMPANY CONDENSED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	September 30,	September 30,
	2024	2023
ASSETS
Cash	$1,909	$—
Accounts receivable, net	643,750	—
Investments in subsidiaries	752,132	2,543,819
Receivable from subsidiaries	1,933,845	—
Receivable from sale of shares	—	1,900,000
TOTAL ASSETS	$3,331,636	$4,443,819

LIABILITIES
Accounts payable	$320,000	$—
Due to related parties	40,455	—
TOTAL LIABILITIES	360,455	—

SHAREHOLDERS’ EQUITY:
Ordinary shares, 200,000,000 shares authorized, consisting of 190,000,000 Class A ordinary shares of $0.00025 par value per share and 10,000,000 Class B ordinary shares of $0.00025 par value per share
Class A Ordinary shares, 13,760,000 ordinary shares issued and outstanding	$3,440	$3,440
Class B Ordinary shares, 2,000,000 ordinary shares issued and outstanding	500	500
Additional paid-in capital	4,821,992	4,821,992
Accumulated deficit	(1,668,617)	(129,361)
Accumulated other comprehensive loss	(186,134)	(252,752)
TOTAL SHAREHOLDERS’ EQUITY	2,971,181	4,443,819
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,331,636	$4,443,819

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

PARENT COMPANY CONDENSED

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the years Ended
	September 30,
	2024	2023	2022
Revenue	$650,000	$—	$—
Cost of revenues	(320,000)	—	—
General and administrative expenses	(6,461)	—	—
Interest income	4	—	—
Equity in (loss) earnings of subsidiaries	(1,801,356)	162,229	132,687
NET (LOSS) INCOME	(1,477,813)	162,229	132,687

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	66,618	(29,439)	(248,101)
COMPREHENSIVE INCOME (LOSS)	$(1,411,195)	$132,790	$(115,414)

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

	For the years Ended
	September 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(1,477,813)	$162,229	$132,687
Adjustments to reconcile net income to net cash used in operating activities:
Equity in loss (earnings) of subsidiaries	1,801,356	(162,229)	(132,687)
Provision for doubtful accounts	6,250	—	—
Changes in operating assets and liabilities:
Accounts receivable	(650,000)	—	—
Accounts payable	320,000	—	—
NET CASH USED IN OPERATING ACTIVITIES	(207)	—	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment into a subsidiary	(4,494)	—	—
NET CASH USED IN INVESTING ACTIVITIES	(4,494)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from a related party	40,455	—	—
Deferred issuance costs	(33,845)	—	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	6,610	—	—

CHANGES IN CASH	1,909	—	—
CASH, BEGINNING OF YEAR	—	—	—
CASH, END OF YEAR	$1,909	$—	$—