Form 20-F
period 2025-09-30
NetClass Technology Inc
filed 2026-02-02
CIK 1927578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended September 30, 2025

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

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of Principal Executive Offices)

Jianbiao Dai

Tel: +65 91821823

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 18,487,030 Class A ordinary shares, par value $0.00025 per share (the “Class A Ordinary Shares”) and 2,000,000 Class B ordinary shares, par value $0.00025 per share (the “Class B Ordinary Shares”) issued and outstanding as of September 30, 2025.

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

NETCLASS TECHNOLOGY INC

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

●	“Basic Law” refers to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“China” or “PRC” refer to the People’s Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau, except that “China” or the “PRC” does not include Taiwan and the special administrative regions of Hong Kong and Macau is when specific laws and regulations adopted by the Mainland China are referenced;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Subsidiaries” refers to NetClass HK and NetClass International;
●	“Mainland China” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“NetClass” or the “Company” refers to NETCLASS TECHNOLOGY INC, a Cayman Islands exempted company incorporated on January 4, 2022;
●	“NetClass China” refers to Shanghai NetClass Information Technology Co., Ltd., incorporated on May 13, 2003 under the laws of the People’s Republic of China. WFOE (defined below) owns 21.46% equity interest and Shanghai Netwide (defined below) owns 78.54% equity interest;
●	“NetClass Singapore” refers to NETCLASS DATA PTE. LTD, incorporated on May 13, 2024 under the laws of the Republic of Singapore, of which 60% equity interest is held by the Company;
●	“NetClass Asia” refers to NETCLASS INTERNATIONAL PTE. LTD., incorporated on July 18, 2025 under the laws of the Republic of Singapore, of which 100% equity interest is held by the Company;
●	“NetClass Education” refers to Shanghai Chuangyuan Education Technology Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on April 14, 2004 under the laws of the People’s Republic of China;
●	“NetClass HK” refers to DRAGONSOFT GROUP CO., LIMITED, a wholly-owned subsidiary of NetClass incorporated on December 12, 2006 under the laws of Hong Kong;
●	“NetClass HR” refers to Shanghai NetClass Human Resource Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on November 9, 2016 under the laws of the People’s Republic of China;
●	“NetClass International” refers to Netclass International Limited, a wholly-owned subsidiary of NetClass incorporated on July 28, 2023 under the laws of Hong Kong;
●	“Netclass Japan” refers to the CreateSolutions Co. Ltd., a Japanese company, of which 51% equity interest is held by the Company;
●	“NetClass Management” refers to Shanghai NetClass Enterprise Management Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on August 29, 2016 under the laws of the People’s Republic of China;
●	“NetClass Training” refers to NetClass Training (Shanghai) Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on August 9, 2016 under the laws of the People’s Republic of China;
●	“Shanghai Netwide” refers to Shanghai Netwide Enterprise Management Co., Ltd., a PR wholly-owned subsidiary of WFOE (defined below), incorporated on April 27, 2019 under the laws of the People’s Republic of China;

●	“we” or “us” or “our” refers to NetClass and, in the context of describing the operations and consolidated financial information, to NetClass and its subsidiaries collectively; and
●	“WFOE” refers to Shanghai Zhima information Technology Co., Ltd. a wholly foreign-owned subsidiary of NetClass HK incorporated on May 5, 2019 under the laws of the People’s Republic of China.

This annual report contains translations of certain RMB amounts into US dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD”, “US$” or “$” are to United States dollars. All reference to “HK dollars”, “HKD”, or “HK$” are to Hong Kong dollars. All reference to “Singapore dollars”, “SGD”, “SG$” are to Singapore dollars. All reference to “Japanese Yen” or “JPY” are to Japanese Yen. The relevant exchange rates are listed below:

	September 30,	September 30,	September 30,
	2025	2024	2023
Balance sheet items, except for equity accounts	US$1=RMB 7.1190	US$1=RMB 7.0176	US$1=RMB 7.2960
Items in the statements of income and cash flows	US$1=RMB 7.2125	US$1=RMB 7.2043	US$1=RMB 7.0533
HK$Balance sheet items, except for equity accounts	US$1=HK$ 7.7809	US$1= HK$7.7693	US$1=HK$ 7.8308
HK$ Items in the statements of income and cash flows	US$1=HK$ 7.7948	US$1= HK$7.8127	US$1=HK$ 7.8310
SG$ Balance sheet items, except for equity accounts	US$1=SG$ 1.2903	US$1= SG$1.2831	N/A
SG$ Items in the statements of income and cash flows	US$1=SG$ 1.3156	US$1= SG$1.3406	N/A
JPY Balance sheet items, except for equity accounts	US$1=JPY 147.9700	N/A	N/A
JPY Items in the statements of income and cash flows	US$1=JPY 149.1517	N/A	N/A

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

Not Applicable.

ITEM 3. KEY INFORMATION

Company Structure

Below is a chart illustrating our current corporate structure:

NetClass Technology Inc
("NetClass Cayman")
a Cayman Island exempted company
100%
60%
100%
100%
51%
NetClass International PTE. Ltd.
("NetClass Asia")
a Singapore company
NetClass Data PTE. Ltd.
("NetClass Singapore")
a Singapore company
DragonSoft Group Co., Limited
("NetClass HK")
a Hong Kong company
NetClass International Limited
("NetClass International")
a Hong Kong company
NovaSolutions Company Limited
("NetClass Japan")
a Japan company
100%
Shanghai Zhima Information Techonology Co., Ltd.
("WFOE")
a PRC company
100%
21.46%
Shanghai Netwide Enterprise Management Co., Ltd. ("Shanghai Netwide")
a PRC company
78.54%
Shanghai NetClass Information Technology Co., Ltd.
("NetClass China")
a PRC company
99%
1%
100%
100%
100%
Shanghai Chuangyuan Education Technology Co., Ltd.
("NetClass Education")
a PRC company
Shanghai NetClass Enterprise Manangement Co., Ltd.
("NetClass Management")
a PRC company
Shanghai NetClass Human Resource Co., Ltd.
("NetClass HR")
a PRC company
NetClass Training (Shanghai) Co., Ltd.
("NetClass Training")
a PRC company

Holding Company Structure

NetClass is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, NetClass conducts a substantial majority of its operations through its subsidiaries established in the PRC, Hong Kong and Singapore and Japan. We and our subsidiaries are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board (the “PCAOB”), which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

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

Each of Wei, Wei &Co., LLP, the independent registered public accounting firm that issued the audit report for the fiscal years ended September 30, 2025, and 2024 included elsewhere in this annual report, and Marcum Asia CPAs LLP (“Marcum Asia”) the independent registered public accounting firm that issued the audit report for the fiscal year ended September 30, 2023 included elsewhere in this annual report, is an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Wei, Wei &Co., LLP is headquartered in Flushing, New York, and has been inspected by the PCAOB on a regular basis. Marcum Asia is headquartered in New York, New York and has been inspected by the PCAOB on a regular basis. Neither of Wei, Wei &Co., LLP or Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our continued listing on Nasdaq and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If the PCAOB determines that it is unable to inspect or investigate our auditor for two consecutive years, the trading of our securities will be prohibited under the HFCAA and Nasdaq may determine to delist our securities. We will be required to engage a new audit firm, which would require significant expense and management time. The value of our securities may significantly decline or become worthless.

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

Cash and Asset Flows through Our Organization

Our equity structure is a direct holding structure, that is, the overseas entity to be listed in the U.S., NetClass, directly controls DRAGONSOFT GROUP CO., LIMITED (“NetClass HK”), Netclass International Limited (“NetClass International”), Shanghai Zhima information Technology Co., Ltd., ( “WOFE”), and Shanghai Netwide Enterprise Management Co., Ltd., (“Shanghai Netwide”), and Shanghai NetClass Information Technology Co., Ltd. (“NetClass China”), NetClass Training (Shanghai) Co., Ltd. (“NetClass Training”), Shanghai Chuangyuan Education Technology Co., Ltd. (“NetClass Education”), Shanghai NetClass Enterprise Management Co., Ltd. (“NetClass Management”), Shanghai NetClass Human Resource Co., Ltd. (“NetClass HR”), NETCLASS DATA PTE. LTD. (“NetClass Singapore”), CreateSolutions Co., Ltd. (“NetClass Japan”) and NETCLASS INTERNATIONAL PTE. LTD. (“NetClass Asia”).

Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC, Hong Kong, Singapore and Japan. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

During the fiscal years ended September 30, 2025, 2024 and 2023, no transfers, dividends, or distributions were made to date between the holding company and its subsidiaries, or to investors. For the foreseeable future, the Company intends to use the earnings for research and development (“R&D”), to develop new products and to expand its operations. As a result, we do not expect to pay any cash dividends. Also, as of the date of this annual report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funding.

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

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC subsidiaries to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors— Risks Related to our Ordinary Shares — We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.”

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

Subject to the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) and our second amended and restated memorandum and articles of association, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid and our board of directors may declare and pay out of the funds of our company lawfully available for such purpose a distribution at a time and of an amount they think fit.

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

Under the laws of Singapore, our subsidiaries, NetClass Singapore and NetClass Asia are permitted to provide fundings to NetClass through dividend distribution without restrictions on the amount of the funds. There are no restrictions or limitation under the laws of Singapore imposed on the conversion of Singapore dollar into foreign currencies and the remittance of currencies out of Singapore or across borders and to U.S investors.

Under the laws of Japan, our subsidiary, NetClass Japan may pay dividends by reference to the total amount of retained earning. There are no restrictions or limitation under the laws of Japan imposed on the conversion of Japanese Yen into foreign currencies and the remittance of currencies out of Japan or across borders and to U.S investors.

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

For us to pay dividends to our shareholders, we will rely on payments made from NetClass HK, our Hong Kong subsidiary, and NetClass Singapore, and NetClass Asia, our Singapore subsidiaries, NetClass Japan, our Japan subsidiary, as well as our PRC subsidiaries, i.e. NetClass Education, NetClass Management and NetClass HR, NetClass Training to WFOE, from WFOE to NetClass HK, from NetClass HK to NetClass. Certain payments from our PRC subsidiaries to NetClass HK are subject to PRC taxes, including business taxes and VAT. As of the date of this report, our PRC subsidiaries have not made any transfers or distributions.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, NetClass HK. As of the date of this annual report, WFOE currently does not have any plan to declare and pay dividends to NetClass HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. NetClass HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to NetClass HK. When WFOE plans to declare and pay dividends to NetClass HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions. See “Item 3. Key Information—D. Risk Factors— Risks Related to our Ordinary Shares — We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our Class A Ordinary Shares. NetClass is a holding company with substantial all of its operations in China, Hong Kong, Singapore and Japan and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair our business operations through our subsidiaries in China, Hong Kong, Singapore and Japan.

Risk Factors Summary

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Related to Doing Business in the PRC

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval or filing requirements in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	The PRC government may impose restrictions on our ability to transfer cash out of the PRC and to U.S. investors.
●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.
●	There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.
●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.
●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
●	We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong Subsidiary.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on Nasdaq.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

Risks Related to Doing Business in Hong Kong

●	A downturn in the Hong Kong economy or a change in the economic conditions in Mainland China or globally could materially and adversely affect our business and financial condition.
●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, from which substantial portion of our operating revenues are derived.
●	The enactment of Law of the Hong Kong National Security Law could impact the Hong Kong Subsidiaries.
●	The PRC laws and regulations that apply or are to be applied to Hong Kong, and the enforcement of the same, can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong Subsidiaries’ operations and/or the value of our securities.
●	The coming into effect of the MJCCREO may affect the legal position of our subsidiaries with business operations and assets located in Hong Kong and/or the PRC.
●	There exist political risks associated with conducting business in Hong Kong.
●	Some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data privacy and competition, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.
●	It may be difficult for US overseas regulators to conduct investigations or collect evidence within the territory of Hong Kong
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us and our Hong Kong Subsidiaries under Hong Kong laws.

Risks Related to Our Business and Industry

●	Market adoption of online learning solutions is relatively new and may not grow as we expect, which may harm our business and results of operations.
●	We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.
●	Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.
●	If we are unable to continue to offer education software and related courseware, our revenues may decline and we may not be able to maintain profitability.
●	Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
●	Concerns about the security of our transaction systems and confidentiality of information on the Internet may reduce use of our services and impede our growth.

●	If we fail to develop and introduce new courseware, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.
●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
●	We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.
●	Our management has limited experience with public companies compliance obligations. Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness.
●	We will require substantial additional funding in the future. There is no assurance that additional financing will be available to us.
●	A rapid expansion could significantly strain our resources, management, and operational infrastructure, impairing our ability to meet increased demand for our products and hurt our business results.
●	We may encounter problems related to our operational and financial systems and controls during any growth, including quality control and delivery and production capacities.
●	We may encounter a working capital shortage, as we may need additional funds to finance the purchase of materials and supplies, develop new products, and hire additional employees.
●	We cannot assure you that our internal growth strategy will be successful, which may negatively impact our growth, financial condition, results of operations, and cash flow.
●	Our business is substantially dependent upon our key research and development personnel who possess valuable skills in our industry, and we may have to compete for their services actively.
●	If we fail to protect our intellectual property rights, it could harm our business and competitive position.
●	Our financial and operating performance may be adversely affected by epidemics, natural disasters, and other catastrophes.
●	If we cannot continue to innovate or fail to adapt to changes in our industry, our business, financial condition, and results of operations would be materially and adversely affected.
●	We utilize artificial intelligence, which could expose us to liability or adversely affect our business.
●	We need to continue to expend time, money, and resources into our and our institutions’ information technology, which may place a strain on our capacity that could adversely affect our systems, controls, and operating efficiency, and those of our institutions.
●	If we fail to promote and maintain our brand effectively and cost-efficient, our business and results of operations may be harmed.
●	New lines of business or new products may subject us to additional risks.
●	Government policy changes on blockchain may pose risks.
●	We may evaluate and potentially consummate strategic investments or acquisitions from time to time, which could require significant management attention, disrupt our business, and adversely affect our financial results.
●	We may be exposed to liabilities under the Foreign Corrupt Practices Act. Any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

●	We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
●	You may have difficulty enforcing judgments obtained against us.
●	Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows, and financial condition.
●	We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our failure to comply with our legal obligations could harm our reputation and business.
●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Risks Related to our Ordinary Shares

●	We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.
●	The dual class share structure will concentrate a majority of voting power in our Chief Executive Officer, who beneficially owns 87.92% of the aggregate power of our total issued and outstanding share capital and will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.
●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.
●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects.
●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.
●	Certain judgments obtained against us by our shareholders may not be enforceable.
●	The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from the Nasdaq or trading could be suspended.
●	Nasdaq may apply additional and more stringent criteria for our continued listing and insiders currently hold a large portion of our listed securities.
●	If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.
●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance.
●	Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of the Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

●	We do not intend to pay dividends for the foreseeable future.
●	We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

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

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Taxation – People’s Republic of China Enterprise Taxation”. As of September 30, 2025, 2024, and 2023, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in the PRC, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to NetClass HK, the Hong Kong Subsidiary through which the PRC subsidiaries are indirectly held by NetClass.

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

Each of Wei, Wei &Co., LLP, the independent registered public accounting firm that issued the audit report for the fiscal years ended September 30, 2025 and 2024 included elsewhere in this annual report, and Marcum Asia CPAs LLP (“Marcum Asia”) the independent registered public accounting firm that issued the audit report for the fiscal year ended September 30, 2023 included elsewhere in this annual report, is an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Wei, Wei &Co., LLP is headquartered in Flushing, New York, and has been inspected by the PCAOB on a regular basis. Marcum Asia is headquartered in New York, New York and has been inspected by the PCAOB on a regular basis. Neither of Wei, Wei &Co., LLP or Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our continued listing on Nasdaq and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If the PCAOB determines it is unable to inspect or investigate our auditor for two consecutive years, the trading of our securities will be prohibited under the HFCAA and Nasdaq may determine to delist our securities. We will be required to engage a new audit firm, which would require significant expense and management time. The value of our securities may significantly decline or become worthless.

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

We have two operating entities in Hong Kong, namely, NetClass HK and NetClass International. Accordingly, these two operating entities’ business operations and financial condition will be affected by the political and legal developments in Hong Kong. [During the fiscal years ended September 30, 2025 and 2024, we derived a portion of our revenue from operations in Hong Kong] and, specifically, from NetClass HK. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of NetClass HK. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and independent executive, legislative and judicial powers, including that of final adjudication under the principle of “One Country, Two Systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since NetClass HK’s operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting the results of operations and financial positions of our Hong Kong operating entities.

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

Under the Basic Law, whilst the government of the PRC is responsible for foreign affairs and defense relating to Hong Kong, Hong Kong is authorized to handle its own internal affairs with a high degree of autonomy and to conduct certain external affairs under the name of “Hong Kong, China”, including maintaining and developing relations and concluding and implementing agreements with foreign states and regions and international organizations, in relation to such matters as economic affairs, trade, finance and monetary affairs, shipping, communications, tourism, culture and sports, as well as participating in international organizations and conferences not limited to states, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Hong Kong National Security Law passed by the Standing Committee of the PRC National People’s Congress of the PRC and added to Annex III to the Basic Law in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from the PRC, and President Trump signed an executive order and the Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, the PRC and Hong Kong, which could potentially harm our business operations in Hong Kong.

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

Currently, all of the Hong Kong Subsidiaries’ operations are conducted in Hong Kong outside the United States, and substantially all of the Hong Kong Subsidiaries’ assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process or enforcing foreign judgments against us or our Hong Kong Subsidiaries, as the Foreign Judgments (Reciprocal Enforcement) Ordinance (Chapter 319 of the Laws of Hong Kong) (the “FJREO”), which provides a statutory registration scheme for foreign judgments to facilitate reciprocal recognition and enforcement of judgments, presently covers only fifteen foreign jurisdictions, namely Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, the Netherlands, New Zealand, Singapore and Sri Lanka. Judgments entered in other jurisdictions (other than the PRC), including the United States, can only be enforced in Hong Kong at common law. In a common law action for enforcement of a foreign judgment, the judgment creditor must prove that the foreign judgment is a final judgment conclusive upon the merits of the claim. Additionally, such a judgment must be for a fixed sum and must also be given by a “competent” court, as determined by the private international law rules applied by the Hong Kong courts, and a defendant may assert the defences against an action to enforce a foreign judgment under common law on the basis of lack of jurisdiction, breach of natural justice, fraud and contrary to public policy. The potential difficulties in enforcing judgments given by a court in a jurisdiction which is not covered by the FJREO (in the case of foreign jurisdictions) or the MJCCREO (in the case of the PRC) may limit the legal protections available to you.

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

We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

Major customers that make up 10% or more of revenue for the years ended September 30, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Percentage of the Company’s revenue
Customer A	27.0%	35.6%	43.1%
Customer B	*	*	10.6%
Customer C	*	*	*
Customer D	*	*	*
Customer E			*

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

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial, and other purposes. As of the date of this annual report, we have 46 employees. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

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

We rely on a combination of patent, trademark, and domain name laws and non-disclosure agreements, and other methods to protect our intellectual property rights. Our Chinese subsidiaries own 4 patents and 22 trademarks. All 4 patents and 22 trademarks were registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). One trademark is registered with the United States Patent and Trademark Office (“USPTO”).

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

In connection with reviews of the audits of our CFS for the years ended September 30, 2025 and 2024, our management identified below material weaknesses in the design and operation of our internal controls:

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

We are an exempted company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in mainland China, Hong Kong, Singapore and Japan. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to bring an action against these individuals within the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, the PRC, Hong Kong, Singapore or Japan, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether the Cayman Islands, the PRC, Hong Kong, Singapore or Japan courts would entertain original actions brought in the courts of the Cayman Islands, the PRC or Singapore against us or such persons predicated upon the securities laws of the United States or any state.

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

We are a Cayman Islands holding company and conduct a portion of our business through our subsidiaries in the PRC. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to us.

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

The dual class share structure will concentrate a majority of voting power in our Chief Executive Officer, who beneficially owns 87.92% of the aggregate power of our total issued and outstanding share capital and will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A Ordinary Shares shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company and each Class B ordinary share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of our company. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Mr. Dai beneficially owns 87.92% of the voting power of our total issued and outstanding share capital as of the date of this annual report due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. Because of the dual-class share structure and the concentration of ownership, Mr. Dai will continue to control a majority of the voting power of our total issued and outstanding share capital and therefore have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions so long as Mr. Dai owns at least 50% of the voting power of the total issued and outstanding share capital. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial. Furthermore, should the Company decide to issue additional Class B Ordinary Shares in the future, the fifteen-to-one voting ratio between the Class B Ordinary Shares and Class A Ordinary Shares will result in further dilutive effect on the voting power of holders of Class A Ordinary Shares.

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

We are a foreign private issuer, and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, although our directors and executive officers will be required to report equity holdings under Section 16 of the Exchange Act, they will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from Regulation FD (Fair Disclosure) requirements, which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

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

The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from the Nasdaq or trading could be suspended.

The listing of our Class A Ordinary Shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On January 27, 2026 we received a written notification from the Nasdaq Stock Market that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”), as our Class A Ordinary Shares failed to maintain the Minimum Bid Price Requirement for 30 consecutive business days. We were provided 180 calendar days, or until July 27, 2026, to regain compliance. In the event the Company does not regain compliance by July 27, 2026, the Company may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If Nasdaq determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for the additional compliance period, Nasdaq will provide notice that the Class A Ordinary Shares will be subject to delisting. The Company would have the right to appeal a determination to delist its Class A Ordinary Shares to a hearings panel.

Our Class A Ordinary Shares will continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A Ordinary Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A Ordinary Shares. A suspension or delisting would likely decrease the attractiveness of our Class A Ordinary Shares to investors and cause the trading volume of our Class A Ordinary Shares to decline, which could result in a further decline in the market price of our Class A Ordinary Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

NetClass is a Cayman Islands exempted company incorporated on January 4, 2022. We conduct our business in the PRC, Hong Kong, Singapore and Japan through our subsidiaries. The consolidation of our Company and our subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

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

NetClass Japan was incorporated under the laws of Japan, and acquired by NetClass on February 28, 2025. NetClass holds 51% equity interest in NetClass Japan.

NetClass Asia was incorporated on July 18, 2025, under the laws of the Republic of Singapore, of which 100% equity interest is held by the Company.

On December 23, 2025, the Company held shareholder meetings for Class A Shareholders, Class B Shareholders, and Class A and Class B Shareholders altogether. With the approval of the shareholders, the Company adopted the second amended and restated memorandum and articles of association to increase the voting rights attached to the Class B Ordinary Shares from fifteen (15) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company.

The chart below summarizes our corporate structure as of the date of this annual report:

History of Share Issuance

Incorporation and Pre-IPO Transactions

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

Initial Public Offering

On December 13, 2024, we consummated our initial public offering of 2,070,000 ordinary shares at $5.00 per share. On December 31, 2024, the underwriters exercised the over-allotment option in full to purchase the additional 270,000 Class A Ordinary Shares. The closing for the sale of the over-allotment option took place on January 3, 2025. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the exercise of the over-allotment option, totaled US10,350,000, before deducting underwriting discounts and other related expenses. The shares were issued pursuant to a registration statement on Form F-1 (File No. 333-278224).

The 2025 Equity Incentive Plan

On March 27, 2025, the Company adopted an equity incentive plan (the “2025 Equity Incentive Plan”). On April 2, 2025, the Company filed a Form S-8 with the SEC to register securities issuable pursuant to the 2025 Equity Incentive Plan. The securities registered consist of 1,583,000 Class A Ordinary Shares. As the date of this annual report, the Company has issued 1,583,000 Class A Ordinary Shares through the 2025 Incentive Plan. The shares were issued pursuant to a registration statement on Form S-8 (File No. 333-286348). For more information, see “Item 6.B. Compensation – The 2025 Equity Incentive Plan”.

The August 2025 Private Placement

On August 1, 2025, the Company entered into a securities purchase agreement with an investor (which is referred to as the “holder” hereunder) for the issuance and sale of (1) a convertible promissory note in the principal amount of $2,200,000, at a purchase price of $2,000,000, convertible into Class A Ordinary Shares, par value $0.00025 per share (the “Convertible Note”); and (2) 1,069,500 Class A Ordinary Shares at a purchase price of $0.00025 per share (the “August 2025 Private Placement”). In connection with the August 2025 Private Placement, the Company also entered into a placement agent agreement with Univest Securities, LLC (the “Placement Agent”), pursuant to which, the Company paid the Placement Agent, at closing, a cash fee equal to 8% of the gross proceed, a non-accountable expense equal to 1% of the gross proceed, and accountable expense in the amount of $30,000. The Company has further agreed that the Placement Agent shall be entitled to compensation, calculated as set forth above, in connection with any public or private offering or other financing or capital-raising transaction of any kind, to the extent such financing or capital is provided by investors introduced to the Company by Placement Agent prior to the consummation of the offering, if such transaction is consummated at any time during the period within six (6) months following the closing, which occurred on August 4, 2025. The Company received $2,000,000 gross proceeds from the offering, prior to deducting transaction fees and estimated expenses.

The Convertible Note bears an interest rate of 9% per annum. All outstanding principal and accrued interest on the Convertible Note will become due and payable twelve (12) months after the closing date. The Convertible Note includes an original issue discount (the “OID”) of $180,000, In addition, Company paid $20,000 to the holder for the holder’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Convertible Note (the “Transaction Expense Amount”). The OID and the Transaction Expense Amount were included in the initial principal balance of the Convertible Note.

The holder has the right at any time beginning on the earlier of (a) the date that is six (6) months from August 4, 2025, and (b) the effective date of the registration statement of which this prospectus forms a part, until the outstanding balance of the Convertible Note has been paid in full, at its election, to convert all or any portion of the outstanding balance into fully paid and non-assessable Class A Ordinary Shares.

The Convertible Note has a conversion price (the “Conversion Price”) equal to 88% of the lowest daily VWAP (the dollar volume-weighted average price for ordinary shares on the Nasdaq Capital Market) during the ten (10) consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than US$0.7106 per Class A Ordinary Share (the “Floor Price”). The holder may at any time beginning on the earlier of (a) the date that is six months from the closing date, and (b) the effective date of the registration statement, until the outstanding balance has been paid in full, in its sole discretion, convert the all or any portion of the outstanding balance into fully paid and non-assessable Class A Ordinary Shares as per the following conversion formula: the number of conversion shares equals the amount of the outstanding balance being converted (the “Conversion Amount”) divided by the Conversion Price. The holder may not convert any portion of a Convertible Note if such conversion would result in the holder beneficially owning more than 9.99% of the Company’s then issued Class A Ordinary Shares. The Company may, with ten trading days’ prior written notice, prepay all or any portion of the outstanding balance under the Convertible Note prior to the maturity date at a cash price equal to 120% of the portion of the outstanding balance to be prepaid.

Upon the occurrence of a Trigger Event (as defined in the Convertible Note), the holder shall have the right to apply the Trigger Effect (as defined in the Convertible Note), which means: (a) for the first Trigger Event, the holder may increase the outstanding balance of the Convertible Note by an amount equal to 15% of the outstanding balance as of the date of such Trigger Event; and (b) for the second Trigger Event, the holder may increase the outstanding balance by an additional 15%, with such increased amount being immediately due and payable in cash by the Company to the holder; provided, however, that the total amount of such cash payment shall not exceed $175,000.

The Company has filed a registration statement on Form F-1 on October 20, 025, to register the resale shares. The Company has also agreed use commercially reasonable efforts to cause such registration statement to be declared effective by the U.S. Securities and Exchange Commission within ninety (90) days of the closing date. If the registration statement is not declared effective by such date, the outstanding balance of the Convertible Note will automatically increase by one percent (1%) on the 90th day, and will continue to increase by one percent (1%) for each thirty (30) day that the registration statement is not declared effective until the date that is six (6) months from the closing date.

The execution and delivery of the securities purchase agreement and the delivery of the securities pursuant to the securities purchase agreement were made pursuant to an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder.

The September 2025 Private Placement

On August 31, 2025, the Company entered into a securities purchase agreement and issued 1,500,000 Class A Ordinary Shares of a par value of US$ 0.00025 each to an investor at a purchase price of US$1.60 per share. On November 13, 2025, the Company issued the 1,500,000 Class A Ordinary Shares to the investor and closed the transaction. The Company received $2.4 million gross proceeds before deducting any transaction fees. No underwriters were involved in this issuance. The above issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

4B. Business Overview

We are a B2B (Business-to-Business) smart education specialist, providing IT solutions to schools, training institutions, corporations, public agencies, and other institutions or corporate customers. We offer SaaS subscription service and, application development. Our solutions modules include teaching management, campus management, online teaching, online examination, and control, data storage and computing system, EDC (Education Credit) blockchain system, and lecturer evaluation services. Our mission is to provide high-quality and reliable products to our customers to maintain sustainable business growth over the long term.

We believe we are one of the better-known brands in the PRC’s online education software and digital transformation industry. We have advantages in customized design, an easy-to-use interface, knowledge of the industry and market, and our experienced management. In addition, we believe we are the first to incorporate blockchain technology in online education. Our B2B business revenues were $9,805,037, $10,101,647 and $11,089,528 during the years ended September 30, 2025, 2024, and 2023, respectively.

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

Starting from 2023 to September 2025, the Company has dual headquarters, namely, NetClass China and NetClass HK, which are in Shanghai and Hong Kong respectively. NetClass China mainly undertakes the development of SaaS subscription services, smart campus and other application development services, as well as the Company’s R&D work. NetClass Hong Kong’s business mainly focuses on application development and technical services. In the future, the Company will expand its technical services and SaaS subscription business in Hong Kong and overseas. At the same time, the Hong Kong headquarter serves as a base for conducting business with Southeast Asian countries.

Beginning September 1, 2025, the Company has been operating its headquarters in Singapore. Relocating its headquarters to Singapore enables the Company to strengthen its access to the core markets of the Asia-Pacific region, while fostering closer connections with the local innovation ecosystem, capital resources, and top talent.

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

Artificial Intelligence Assisted Online Education System

The application of artificial intelligence (AI) technology is rapidly developing in 2023, which lead to a public common belief that AI technology is bringing about a new industrial revolution. We believe AI technology especially the Large Language Model (LLM) will play an important role in various industries. In order to maintain the technical advantage in online education and related areas, we are dedicated to long-term R&D in AI applications, aiming to run a vertical LLM in the field of smart education. Believing that AI technology can help the Company provide better products and services to our customers, we decided to develop and provide AI assisted English learning systems to our education clients, and NetClass HK entered into an AI technical development service agreement with one AI development supplier in Hong Kong (an independent third party) on October 2, 2023 for vertical LLM for English learning system to its education clients. Under the agreement, the developer agreed to conduct pre-training and necessary fine-tuning of a general-purpose open-source AI large language framework model for the Company’s sole use for a total fee of $2,000,000. The Company made a payment $1,900,000 in 2023. The agreement stipulated a training period of four months, and required the technical supplier to provide the computing power for this training, and thereafter, the vertical LLM shall be inspected and confirmed by the company after the training is completed. The trained vertical LLM shall then be deployed according to the company’s requirements and support of language teaching and other services. NetClass HK shall own all intellectual properties, if any, as a result of the agreement. The agreement is governed by the laws of Hong Kong. In January 2024, the program has been successfully used in our AI-assisted English learning system, which has already attracted some college users. We believe that AI technology can bring new opportunities to our Company, especially in upgrading the Company’s online education system to be more intelligent and efficient.

Application Development Services

The application development service contracts include technical service agreements, software service and development, data storage and computing system sales agreements, among others. NetClass China provides application development service to the mainland China customers such as the Municipal Education Commission, Shanghai Open University, Shanghai Herocheer Technology Co., Ltd. NetClass HK provides application development service to the Hong Kong customers such Gallop Trading Ltd, Nurbr International Limited, among others. Technical service agreements usually have a term of one to three years. Generally, the agreements customarily states that the services shall be delivered within a certain period of time, and can be terminated if performance is impossible due to a violation of laws or force majeure. The agreements usually also prohibit us from assigning the rights and obligations under the agreement without prior written consent of the customer. Since delivery under these agreements usually happens shortly after signing, the agreements do not necessarily include a termination clause. For the year ended September 30, 2025, our application development service revenue was approximately $7.9 million as compared to approximately $7.8 million for the year ended September 30, 2024. The application development service revenue kept stable. For the year ended September 30, 2024, our application development service revenue was approximately $7.8 million as compared to approximately $8.3 million for the year ended September 30, 2023. The decrease in application development service revenue was approximately 6% due to the decrease of revenue in PRC, which was resulted from the declined demand after the travel restrictions during COVID-19 pandemic are lifted.

AI Computing Power Support Services

In addition to its other services, the Company commenced the provision of AI computing power support services in 2025, which represents a newly introduced business area during the reporting period. Under this service model, the Company procures computing capacity from third-party providers and provides computing services to customers without owning, operating, or controlling the underlying physical server infrastructure.

The Company adopts a business model that combines long-term procurement of computing capacity with phased sales to customers. Specifically, the Company entered into and prepaid a computing capacity service arrangement with a service term of 36 months, while customer service contracts are typically entered into on a six-month basis.

As the financial statements for the fiscal year ended September 30, 2025 cover approximately two months of actual service period for this business, only the corresponding portion of revenue and related service costs were recognized during the reporting period. The remaining prepaid computing capacity service costs will be amortized over the service term in subsequent periods.

Accordingly, the revenue and cost amounts related to AI computing power support services for the reporting period primarily reflect the early-stage operations of this business and the limited coverage period of the financial statements, and do not represent its long-term operating level. For the fiscal year ended September 30, 2025, the AI computing power support services generated revenue of $147,651.

Sales and Marketing

Currently, our main market is in Shanghai, Hong Kong and Singapore. Our market was mainly in Shanghai and eastern mainland China before 2022. However, due to the impact of the pandemic on the PRC’s economy, we expanded our services into Hong Kong and Singapore in 2023 and 2024 respectively, and we have made noticeable progress, especially in our Application development and IT solutions.

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

Our marketing expense was $792,612, $296,920 and $513,474 for the years ended September 30, 2025, 2024, and 2023, respectively. Our marketing expenses were 78.4%, 77.0%, and 84.6% of the total selling and marketing expenses for the years ended September 30, 2025, 2024, and 2023, respectively. The increase from September 30, 2024, to September 30, 2025 was due to increase in advertising expenses of $0.5 million to promote the Company after its IPO. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to improve our market position.

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

Customers and Suppliers

Major Customers

We have a B2B business model and we mainly serve enterprise/institutional customers, including: enterprises (including in-house on-job training department), educational institutions (including schools and training companies) and government agencies (mainly Municipal Education Commission). The categories of our customers and the ratio to revenue are as follows:

Major customers that make up 10% or more of revenue for the years ended September 30, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Percentage of the Company’s revenue
Gallop Trading Limited	27.0%	35.6%	43.1%
Shanghai Detuo Information Technology Co., Ltd	*	*	10.6%

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

Major suppliers that make up 10% or more of purchase for the years ended September 30, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Percentage of the Company’s purchases
Movefwd Limited	29.6%	28.6%	—
NF Smith and Associates	*	19.1%	47.8%
Diaisi Information Technology Co., Ltd	17.3%	*	12.4%
Shanghai Thrive Information Tech. Co., Ltd	*	*	11.8%
Wuxi Huamoda Technology Co., Ltd	21.9%	*	*

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

Nasdaq Non-compliance

On January 27, 2026, the Company received a letter from the Listings Qualifications Department of Nasdaq notifying the Company that the minimum closing bid price per share of our Class A Ordinary Shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Class A Ordinary Shares, and the shares will continue to trade uninterrupted under the symbol “NTCL.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until July 27, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company ‘s Class A Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by July 27, 2026, the Company may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If Nasdaq determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for the additional compliance period, Nasdaq will provide notice that the Class A Ordinary Shares will be subject to delisting. The Company would have the right to appeal a determination to delist its Class A Ordinary Shares to a hearings panel.

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

Regulations Related to Anti-money Laundering and Counter-terrorist Financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (the “AMLO”) is the main piece of legislation governing anti-money laundering and counter-terrorist financing in Hong Kong. The AMLO applies to: (i) financial institutions, including, amongst others, authorized institutions such as licensed banks under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong), corporations licensed by the Securities and Futures Commission under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), authorized insurers under the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), licensed money service operators under the AMLO and licensed issuers of stored value facilities under the Payment Systems and Stored Value Facilities Ordinance (Chapter 584 of the Laws of Hong Kong); and (ii) designated non-financial business and professions (“DNFBPs”), including legal professionals, accounting professionals, estate agents, holder of trust and company service provider license under the AMLO and Category B dealers in precious metals and stones under the AMLO. The AMLO requires such financial institutions and DNFBPs to comply with the client due diligence and record-keeping set out in Schedule 2 to the AMLO and provides the relevant regulatory authorities with the powers to supervise compliance with those requirements.

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

Overview of the Laws and Regulations Relating to the Operating Entities’ Business and Operations in Singapore

Regulation Related to Employment

The Employment Act 1968 (the “EA”)

The EA generally applies to a person who has entered into or works under a contract of service with an employer, but does not apply to, among others, any domestic worker. The EA sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees who are covered under the EA. Section 8 of the EA provides that every term of a contract of service which provides a condition of service which is less favourable to an employee than any of the conditions of service prescribed by the EA shall be illegal and void to the extent that it is so less favourable.

Part 4 of the EA relating to overtime, rest days, hours of work and other minimum protections and specific conditions of service which must be applied to (a) workmen who are in receipt of a salary not exceeding S$4,500 a month and (b) every employee (other than a workman or a person employed in a managerial or an executive position) who receives a salary not exceeding S$2,600 a month.

Employment of Foreign Manpower Act 1990 (the “EFMA”)

The EFMA sets out the laws and regulations relating to the employment of foreign manpower in Singapore.

Section 5(1) of the EFMA provides that no person shall employ a foreign employee unless he has obtained in respect of the foreign employee a valid work pass from the Ministry of Manpower (“MOM”). Further, Section 5(3) of the EFMA provides that a person must not employ a foreign employee otherwise than in accordance with the conditions of the foreign employee’s work pass.

Any person who contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall (a) be liable on conviction to a fine of not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and (b) on a second or subsequent conviction, (i) in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one month and not more than 12 months, or (ii) in any other case, be punished with a fine of not less than S$20,000 and not more than S$60,000.

Any person who contravenes Section 5(3) of the EFMA shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000. In addition, under Section 5(2) read with Section 23 of the EFMA, a person who abets the employment of a foreign employee by an employer without a valid work pass is also guilty of an offence and shall be liable on conviction to a fine not exceeding S$20,000, or to imprisonment for a term not exceeding two (2) years or to both.

Under Section 20 of the EFMA, where a body corporate has committed any offence, an officer of the body corporate may also be liable for the offence if such offence was committed with the officer’s consent or connivance, or attributable to his/her neglect.

In relation to the employment of semi-skilled or unskilled foreign workers from approved source countries or regions based on the relevant sector that the employer is categorised in, employers must ensure that such persons apply for a Work Permit. In relation to the employment of mid-level skilled foreign workers, employers must ensure that such persons apply for an S Pass.

The minimum qualifying salary for S Pass applications and renewals for all sectors except financial services is S$3,150 (increases progressively with age from age 23, up to S$4,650 at age 45 and above) and for financial services, S$3,650 (increases progressively with age from age 23, up to S$5,650 at age 45 and above). For new S Pass applications from 1 September 2025 and renewal S Pass applications from 1 September 2026, the minimum qualifying salary will be raised to S$3,300 (increases progressively with age from age 23, up to S$4,800 at age 45 and above) for all sectors except financial services, and S$3,800 (increases progressively with age from age 23, up to S$5,650 at age 45 and above) for the financial services sector.

In relation to the employment of foreign professionals, employers must ensure that such persons apply for an Employment Pass. The minimum qualifying salary for new Employment Pass applications from 1 January 2025 and for renewals of Employment Passes expiring from 1 January 2026 is at least S$5,600 for all sectors except financial services (increases progressively with age from age 23, up to S$10,700 at age 45 and above), and at least S$6,200 for the financial services sector (increases progressively with age from age 23, up to S$11,800 at age 45 and above). The minimum qualifying salary for renewals of Employment Passes expiring from 1 January 2025 to 31 December 2025 is at least S$5,000 for all sectors except financial services (increases progressively with age from age 23, up to S$10,500 at age 45 and above) and at least S$5,500 for the financial services sector (increases progressively with age from age 23, up to S$11,500 at age 45 and above).

The Fair Consideration Framework (“FCF”) sets out requirements for all employers in Singapore to consider the workforce in Singapore fairly for job opportunities. According to the MOM, save for employers that are exempted from the advertising requirement, employers submitting Employment Pass and S Pass applications must first advertise the job vacancy on MyCareersFuture, an online government-initiated job portal and consider all candidates fairly. The MOM sets out certain advertising requirements, which includes the duration and accuracy of the advertisement and the absence of discriminatory words or phrases. Failure to comply with the MOM’s advertising requirements may lead to the MOM rejecting Employment Pass and S Pass applications and potential work pass application debarments, amongst others.

Further, unless exempted, the Complementarity Assessment Framework (“COMPASS”) will apply to all Employment Pass applications (i.e. both new and renewal). The COMPASS is a points-based framework that considers both individual and firm-related attributes to holistically evaluate an Employment Pass applicant’s complementarity to Singapore’s workforce. The foundational criteria considered includes the applicant’s salary and qualifications, as well as the diversity and support for local employment in the applicant’s firm, while the bonus criteria considered includes skills bonus (which is a bonus criteria for an applicant in a job where there is a labour shortage in Singapore) and strategic economic priorities bonus (which is a bonus criteria where an applicant’s firm participates in an eligible programme run by Singapore government agencies or the National Trades Union Congress (“NTUC”) on certain activities). Candidates will require a minimum of 40 points to pass the COMPASS.

Pursuant to Section 11 of the EFMA read with paragraph 3(1) of the Employment of Foreign Manpower (Levy) Order 2011 (“EFMO”), a levy shall be imposed on every employer at the appropriate rate specified in the EFMO in respect of each of its foreign employees who are either S Pass holders or Work Permit holders.

Regulation 4(3) of the Employment of Foreign Manpower (Work Passes) Regulations 2012 (“EFMR”) read with Part III and Part IV of the Fourth Schedule of the EFMR require employers of Work Permit holders who are not domestic workers to, among other things:

●	provide safe working conditions;
●	provide acceptable accommodation consistent with any written law, directive, guideline, circular or other similar instrument issued by any competent authority;
●	bear medical expenses incurred by the foreign employee for any medical examination required by the Controller of Work Passes (“Controller”); and
●	purchase and maintain medical insurance for the foreign employee’s in-patient care and day surgery, with coverage of at least S$60,000 per 12-month period of the foreign employee’s employment (or such shorter period where the foreign employee’s period of employment is less than 12 months), except as the Controller may otherwise provide by notification in writing.

Regulation 5(3)(a) of the EFMR read with Part I and Part II of the Fifth Schedule of the EFMR also requires employers of S Pass holders to, among other things:

●	bear medical expenses incurred by the foreign employee for any medical examination required by the Controller; and
●	purchase and maintain medical insurance for the foreign employee’s in-patient care and day surgery, with coverage of at least S$60,000 per 12-month period of the foreign employee’s employment (or such shorter period where the foreign employee’s period of employment is less than 12 months), except as the Controller may otherwise provide by notification in writing.

Regulation 12(1)(b)(i) of the EFMR provides that the Controller may require such security as he thinks necessary to be furnished by or on behalf of an employer of the work pass holder or any group or class of work pass holders, as the case may be.

Regulation 12(3) of the EFMR provides that where a security is furnished, the work pass holders, the employer or sponsor of the work pass holder or any group or class of work pass holders, as the case may be, shall comply with the conditions specified in the security.

The MOM also requires employers of S Pass and Work Permit holders to purchase a primary care plan for such of its S Pass and Work Permit holders who either stay in dormitories that can accommodate 7 or more workers or work in the construction, marine shipyard or process sectors. A primary care plan is a plan that covers the foreign workers’ primary healthcare needs under a fixed scope of healthcare services.

In addition to the EFMA, an employer of foreign workers is also required to comply with the provisions of the Employment Act 1968 of Singapore (the “EA”), the Immigration Act 1959 of Singapore (the “Immigration Act”) and the regulations issued pursuant to the Immigration Act.

The MOM regulates the number of foreign workers a company may employ with a Work Permit or a S Pass in Singapore. To determine the company’s Work Permit and S Pass quota entitlement (i.e. the maximum ratio of foreign workers to the total workforce that an employer can employ), an employer must first declare its business activity to the MOM. After evaluating the business activity declared by the employer, the MOM will categorise the business activity into the most relevant sector as stipulated in the sector-specific rules and the quota entitlement, which varies across sectors. The Local Qualifying Salary (“LQS”) is used to determine the number of local employees who can be used to calculate the aforementioned quota entitlement. A Singapore citizen or Singapore Permanent Resident employee employed under a contract of service, including the company’s director, is counted as 1 local worker if they earn the LQS of at least S$1,600 per month, or 0.5 local worker if they earn half the LQS of at least S$800 to below S$1,600 per month.

The levy payable for each Work Permit and S Pass holder varies across sectors, the foreign worker’s source country or region, the foreign worker’s qualifications and the number of existing Work Permit or S Pass holders already employed by the employer. The monthly levy rate for foreign workers currently ranges from S$200 to S$950. The MOM has announced that the monthly levy rate for S Passes will be standardised to a flat rate of S$650 from 1 September 2025.

The Central Provident Fund Act 1953

Aside from minimum benefits in respect of the aforementioned terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act 1953 of Singapore (the “CPF Act”). The CPF Act is administered by the Central Provident Fund Board and governs the contributions made by employers and employees to the Central Provident Fund. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, aged 55 years old or below and who earn more than or equal to S$750 a month, the employer’s contribution rate is 17% of the employee’s wage and the employee’s contribution rate is 20% of the employee’s wage. Delixy is required to comply with the employer’s obligations under the CPF Act for all employees it employs that are Singapore citizens or permanent residents by ensuring that the required employer’s contribution is made every month and deducting the relevant amount from each employee’s wage for contribution to the central provident fund.

Regulations on the Safety and Health of Employees

The WSHA sets out the laws and regulations relating to the safety, health and welfare of persons at work in a workplace. It applies to workplaces in Singapore and requires stakeholders who have it within their control to take reasonably practicable measures for the safety and health of persons at the workplace. Stakeholders include employers, principals, occupiers, manufacturers or suppliers (including hazardous substances, machinery and equipment), installers or erectors, employees and the self-employed.

Section 12(1) of the WSHA provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of his employees at work. These measures include providing and maintaining for those persons a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by those persons, ensuring that those persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organisation, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while those persons are at work and ensuring that those persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

Similarly, Section 11(1) of the WSHA provides that it is the duty of every occupier of any workplace to take, so far as is reasonably practicable, such measures to ensure that, among others, the workplace is safe and without risks to health to every person within those premises, whether or not the person is at work or is an employee of the occupier, the occupier generally being the person who holds the certification of registration for a factory or the person who has charge, management or control of the premises.

Further, Section 14(1)(a) of the WSHA provides that it is the duty of every principal to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of, among others, any contractor engaged by the principal when at work.

Under the WSHA, inspectors appointed by the Commissioner for Workplace Safety and Health (the “CWSH”) may, inter alia, enter, inspect and examine any workplace and any machinery, equipment, plant, installation or article at any workplace, and make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA are complied with.

Under the WSHA, the CWSH may serve a remedial order or a stop-work order in respect of a workplace if he is satisfied that (i) the workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any work or process carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work; (ii) any person has contravened any duty imposed by the WSHA; or (iii) any person has done any act, or has refrained from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work.

The remedial order shall direct the person served with the order to take such measures, to the satisfaction of the CWSH, to, inter alia, remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work, whilst the stop-work order shall direct the person served with the order to immediately cease to carry on any work or process indefinitely or until such measures as are required by the CWSH have been taken.

Regulations Related to Data Protection

●	Consent obligation – the consent of individuals must be obtained for any collection, use or disclosure of their personal data, unless exceptions apply. Additionally, an organisation must allow the withdrawal of consent which has been given or is deemed to have been given unless exceptions apply;
●	Access and correction obligations – when requested by an individual and unless exceptions apply, an organisation must: (i) provide that individual with access to his personal data in the possession or under the control of the organisation and information about the ways in which his personal data may have been used or disclosed during the past year; and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organisation;
●	Accuracy obligation – an organisation must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used to make a decision affecting the individual or if such data will be disclosed to another organisation;
●	Protection obligation – an organisation must implement reasonable security arrangements for the protection of personal data in its possession or under its control;
●	Retention limitation obligation – an organisation must not keep personal data for longer than it is necessary to fulfil: (i) the purposes for which it was collected; or (ii) a legal or business purpose;
●	Transfer limitation obligation – personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the Personal Data Protection Act (the “PDPA”); and
●	Data breach notification obligation – in the event of a data breach, organisations must assess if it is notifiable. If the data breach likely results in significant harm to individuals or is of significant scale, organisations are required to notify the Personal Data Protection Commission (“PDPC”) as soon as practicable. Organisations will also be required to notify the affected individuals if the data breach is likely to result in significant harm to them, unless a specified exception applies.

The PDPA also sets out various requirements in connection with the sending of certain marketing messages to Singapore telephone numbers, including without limitation requiring organisations to check the “Do Not Call” Register prior to sending marketing messages addressed to a Singapore telephone number (through voice calls, fax or text messages, including text messages transmitted over the Internet), to ensure that the number in question is not listed on the register, unless clear and unambiguous consent has been obtained from the individual.

The PDPA creates various offences in connection with the improper use of personal data, certain methods of collecting personal data, and certain failures to comply with PDPA requirements. These offences may be applicable to organisations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment.

The PDPC also has broad powers to order organisations to comply with the provisions of the PDPA, including powers to investigate, give directions, and impose a financial penalty of up to 10% of the annual turnover of an organisation whose annual turnover in Singapore exceeds S$10 million, or in any other case, S$1 million.

In addition, the PDPA creates a right of private action, pursuant to which the Singapore courts may grant damages, injunctions, and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain PDPA requirements.

The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020 of Singapore, which is only partially in force. As of the date of this prospectus, a key portion of such Act not yet in force includes a requirement for organisations to transfer personal data of an individual to a different organisation where requested by the individual (generally referred to as “data portability”).

For the avoidance of doubt, the PDPA operates concurrently with other legislative and regulatory frameworks, i.e. organisations are still subject to sector-specific laws and general common law obligations of confidentiality (as may be applicable), and generally in the event of inconsistencies of the data protection provisions of the PDPA and the provisions of other written law, the provisions of such other written law prevail.

Regulations on Cybersecurity

The Cybersecurity Act 2018 and the Cybersecurity (Cybersecurity Service Providers) Regulations 2022 (the “Cybersecurity Act”) provides for the protection of critical information infrastructure against cybersecurity threats, the taking of measures to prevent, manage and respond to cybersecurity threats and incidents in Singapore, and the regulation of providers of licensable cybersecurity services. All providers of managed security operations centre monitoring services and penetration testing services (i.e. licensable cybersecurity services) to the Singapore market must apply for a cybersecurity service provider’s licence, regardless of whether they are companies or individuals (i.e. freelancers or sole proprietorships owned and controlled by individuals) or third-party cybersecurity service providers (“CSPs”) that provide these services in support of other CSPs. Under the Cybersecurity Act, the two main requirements that CSPs must comply with are ensuring that their key officers (i.e. any director or partner of the business entity or other person who is responsible for the management of the business entity) are fit and proper, and keeping basic records on the cybersecurity services provided for a duration of at least three years. Non-compliance with the above could potentially result in penalties under the Cybersecurity Act including revocation or suspension of the licence, criminal penalties for the respective licensee and/or its officers including fines. The Group has confirmed that they do not require a cybersecurity service provider’s licence as they do not provide managed security operations centre monitoring services and penetration testing services (i.e. licensable cybersecurity services) to the Singapore market.

Regulations Related to Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (the “CDSA”) provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore (the “TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations Related to Intellectual Property Rights

The Company has applied to register its trademarks in Singapore. Accordingly, the Trade Marks Act 1998 (the “TMA”) would apply to such trademarks. The Intellectual Property Office of Singapore is the national authority that registers and is responsible for the administration of IP rights in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Trademarks

The registration and enforcement of trademarks in Singapore is provided for under the TMA and its subsidiary legislation, the Trade Marks Rules (the “TMR”) administered by the Intellectual Property Office of Singapore (the “IPOS”).

The TMA and the TMR provide for, among others, the registration, renewal and licensing of trademarks in Singapore. Under Section 7(1) of the TMA, the following shall not be registered: (a) signs which do not satisfy the definition of a trademark under Section 2(1) of the TMA; (b) trademarks which are devoid of any distinctive character; (c) trademarks which consist exclusively of signs or indications which may serve, in trade, to designate the kind, quality, quantity, intended purpose, value, geographical origin, the time of production of goods or of rendering of services, or other characteristics of goods or services; and (d) trademarks which consist exclusively of signs or indications which have become customary in the current language or in the bona fide and established practices of the trade.

Under Section 18 of the TMA, a trademark shall be registered for a period of 10 years from the date of registration, and registration may be renewed in accordance with Section 19 of the TMA for further periods of 10 years. Section 22(1)(a) of the TMA provides that the registration of a trademark may be revoked on the grounds that, within the period of five (5) years following the date of completion of the registration procedure, it has not been put to genuine use in the course of trade in Singapore, by the proprietor or with his consent, in relation to the goods or services for which it is registered, and there are no proper reasons for non-use.

Section 26(1) of the TMA confers on the proprietor of a registered trademark the exclusive rights to use the trademark and to authorise other persons to use the trademark in relation to the goods or services for which the trademark is registered.

Under Section 27(1) of the TMA, a person infringes a registered trademark if, without the consent of the proprietor of the trademark, he uses in the course of trade a sign which is identical with the trademark in relation to goods or services which are identical with those for which it is registered. Under Section 27(2) of the TMA, a person infringes a registered trademark if, without the consent of the proprietor of the trademark, he uses in the course of trade a sign where because (a) the sign is identical with the trademark and is used in relation to goods or services similar to those for which the trademark is registered; or (b) the sign is similar to the trademark and is used in relation to goods or services identical or similar to those for which the trademark is registered, there exists a likelihood of confusion on the part of the public.

Under Section 31(2) of the TMA, subject to the provisions of the TMA, in an action for infringement, the types of relief that the court may grant include the following: (a) an injunction (subject to such terms, if any, as the court thinks fit); (b) damages; (c) an account of profits; or (d) in any action for infringement of a registered trademark where the infringement involves the use of a counterfeit trademark in relation to goods or services, statutory damages (i) not exceeding S$100,000 for each type of goods or service in relation to which the counterfeit trademark has been used; and (ii) not exceeding in the aggregate S$1 million, unless the plaintiff proves that his actual loss from such infringement exceeds S$1 million.

Copyright Act 2021 of Singapore (the “Copyright Act”)

Pursuant to the Copyright Act, owners of protected works may enjoy various exclusive rights, such as the rights of reproduction and/or communication to the public. So long as the requirements for copyright subsistence, protection and ownership are met, the owner of the work may enjoy copyright protection if the work is original and expressed in a tangible form. There is no need to file for registration to obtain copyright protection in Singapore under the Copyright Act.

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

As of September 30, 2025, our principal business sites were in the PRC, Hong Kong, Singapore and Japan. The following table sets forth certain information relating to our principal facilities as of September 30, 2025.

Location	Size (Square Meters)	Primary Use	Owned or Leased
1198 Wanrong Road, Rooms 601B, 601C, 601D, 601E, 601F and 602	421	Office	Leased
Unit B On 19th Floor, Vulcan House, 21-23 Leighton Road, Causeway Bay, HONG KONG	50	Office	Leased
Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore 089057	46.45	Office	Leased

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended September 30, 2025, 2024 and 2023, are derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are a holding company incorporated as an exempted company on January 4, 2022 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through our subsidiaries in Hong Kong and mainland China.

We are a provider of subscription service and application development service. Most of our customers are located in mainland China, Hong Kong and Singapore. We currently generate revenue from application development services, which are 80.5% and 77.3% of our total revenue for the years ended September 30, 2025 and 2024, respectively. We also generate revenues from subscription service from customers accessing our Software-as-a-Service (“SaaS”), which are approximately 18.0% and 22.7% of our total revenue for the years ended September 30, 2025 and 2024 respectively. During the year ended September 30, 2025, we launch a new service line, named “AI computing support service”, which is approximately 1.5% of total revenue. For the years ended September 30, 2025 and 2024, our total revenues were $9.8 million and $10.1 million, respectively.

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

Results of Operations

For the years ended September 30, 2025 and 2024

The following table summarizes the results of our operations for the years ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

				%
	2025	2024	Change	Change
REVENUES:
Application development services	$7,892,842	$7,812,841	$80,001	1.0%
Subscription services	1,764,544	2,288,806	(524,262)	(22.9)%
AI Computing support services	147,651	—	147,651	N/A
Total revenues	9,805,037	10,101,647	(296,610)	(2.9)%

COST OF REVENUES:
Application development services	5,822,366	5,688,947	133,419	2.3%
Subscription services	1,594,605	2,097,770	(503,165)	(24.0)%
AI Computing support services	147,651	—	147,651	N/A
Total cost of revenues	7,564,622	7,786,717	(222,095)	(2.9)%
GROSS PROFIT	2,240,415	2,314,930	(74,515)	(3.2)%

OPERATING EXPENSES:
Selling	1,015,819	385,513	630,306	163.5%
General and administrative	9,230,797	703,233	8,527,564	1,212.6%
Impairment of intangible asset	1,250,000	—	1,250,000	N/A
Research and development	1,678,110	2,515,015	(836,905)	(33.3)%
Total operating expenses	13,174,726	3,603,761	9,570,965	265.6%
Income (loss) from operations	(10,934,311)	(1,288,831)	(9,645,480)	748.4%

OTHER INCOME (EXPENSES)
Interest expenses, net	(147,900)	209	(148,109)	(70,865.6)%
Gain on acquisition a subsidiary	139,724	—	139,724	N/A
Gain on fair value change of a derivative	33,348	—	33,348	N/A
Other income, net	(43,993)	(14,791)	(29,202)	197.4%
Total other income, net	(18,821)	(14,582)	(4,239)	29.1%

INCOME (LOSS) BEFORE INCOME TAXES	(10,953,132)	(1,303,413)	(9,649,719)	740.3%

Income tax provision	(86,736)	86,311	(173,047)	(200.5)%
NET INCOME (LOSS)	(10,866,396)	(1,389,724)	(9,476,672)	681.9%

Other comprehensive income (loss)	(18,522)	66,618	(85,140)	(127.8)%

COMPREHENSIVE INCOME (LOSS)	$(10,884,918)	$(1,323,106)	$(9,561,812)	722.7%
Less: Comprehensive income (loss) attributable to non-controlling interests	41,814	(88,089)	129,903	(147.5)
Comprehensive income (loss) attributable to shareholders	$(10,843,104)	$(1,411,195)	$(9,431,909)	668.4%

Revenues

We derive revenues from three sources: (1) revenue from application development services, (2) revenue from subscription services, and (3) revenue from AI computing support service.

The Company focuses on developing applications and solutions equipped with the Company’s new technology in SaaS platform. For the year ended September 30, 2025, our total revenue was approximately $9.8 million compared to approximately $10.1 million for the year ended September 30, 2024. The Company’s total revenue decreased by approximately $0.3 million, or 2.9%. The overall decrease in total revenue was attributable to approximately $0.5 million decrease in revenue from subscription services offset by approximately $0.1 million increase in revenue from application development services and $0.1 million increase in revenue from AI computing support service.

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

For the year ended September 30, 2025, our application development service revenue was approximately $7.9 million compared to approximately $7.8 million for the year ended September 30, 2024, which was an increase of approximately $0.1 million or 1.0%. The increase in application development service revenue was primarily driven by an incremental $0.5 million contribution from the Company’s Japanese subsidiary acquired in 2025, partially offset by a $0.4 million revenue decline at other subsidiaries amid intensifying market competition.

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

The financial income during the years ended September 30, 2025, 2024 and 2023 was nil, $13,976 and $7,414, respectively, included in revenue from application development services.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is based on the number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

Our subscription service revenue decreased approximately $0.5 million, or 22.9%, from approximately $2.3 million for the year ended September 30, 2024 to approximately $1.8 million for the year ended September 30, 2025. In prior years, customers benefited from certain government grants during the COVID outbreak for remote trainings. Since the related government incentive policy stopped after COVID in fiscal 2023, some of these customers switched to training packages with lower fees after the expiration of the original service contracts or stopped services. This was not anticipated in our original plan for developing SaaS subscription services. To mitigate the impact from reduced subscription service customer base, the Company made a lot of new efforts to expand its oversea business for application development services in the second half of fiscal 2023. The trend of decreasing demand of SaaS services extended into fiscal 2025, which resulted in the decrease in revenue of SaaS services.

Revenue from AI computing support services

Revenue from AI computing power support services consists of usage fees paid by customers for access to the Company’s AI computing power during the service period. The Company bills customers based on the volume of computing power occupied and duration of occupancy. Since customers do not obtain ownership of the computing power, and can only enjoy the rights and interests associated with the AI computing power upon gaining access to it, such service arrangements are classified as service contracts. Accordingly, AI computing power support service contracts typically contain a single performance obligation, with fixed pricing and payment terms, and no variable consideration is involved. Revenue from AI computing power support services is recognized over the contract term on either a straight-line basis or based on actual usage, in accordance with the pattern in which customers receive and consume the benefits of such services.

The Company launched the AI computing support service in 2025 and generated approximately $0.1 million revenue in 2025. The Company is going to expand this business in future.

Cost of Revenues

Our cost of revenues mainly consists of compensation for our professionals, material and outsourcing costs (including amortization of prepaid long-term expenses). For the year ended September 30, 2025, our total cost was approximately $7.6 million compared to approximately $7.8 million for the year ended September 30, 2024. The Company’s total cost decreased by approximately $0.2 million, or 2.9%. The overall decrease in total cost of revenues was attributable to approximately $0.5 million decrease in cost of providing subscription services, offset by $0.1 million increase in cost of providing application development services and $0.1 million increase in cost of providing AI computing support service.

Our cost of application development services was approximately $5.8 million for the year ended September 30, 2025, an increase of approximately $0.1 million or 2.3%, from approximately $5.7 million for the year ended September 30, 2024. The increase in cost of application development service was in line with the increase of revenue for application development services.

Our cost of subscription services was approximately $1.6 million for the year ended September 30, 2025, a decrease of approximately $0.5 million or 24.0%, from approximately $2.1 million for the year ended September 30, 2024. The decrease in cost of subscription service was in line with the decrease of revenue for subscription service.

Our cost of AI computing support services was approximately $0.1million for the year ended September 30, 2025, an increase of approximately $0.1 million from nil for the year ended September 30, 2024. The Company launched the AI computing support service line in fiscal year 2025.

Gross profit

	For the years Ended
	September 30,
	2025		2024
	Gross	Profit	Gross	Profit		% of
GROSS PROFIT	Profit	Margin	Profit	Margin	Change	Change
Application development services	$2,070,476	26.2%	$2,123,894	27.2%	$(53,418)	(2.5)%
Subscription services	169,939	9.6%	191,036	8.3%	(21,097)	(11.0)%
AI Computing support service	—	—%	—	—	—	—
Total gross profit	$2,240,415	22.8%	$2,314,930	22.9%	$(74,515)	(3.2)%

Our gross profit decreased by approximately $0.1 million or 3.2% from approximately $2.3 million for the year ended September 30, 2024 to approximately $2.2 million for the year ended September 30, 2025. Profit margin as a percent of overall revenue for the years ended September 30, 2025 and 2024 was approximately 22.8% and 22.9%, respectively.

Gross profit for application development services decreased by approximately $0.1 million or 2.5% from approximately $2.1 million for the year ended September 30, 2024 to approximately $2.1 million for the year ended September 30, 2025. Profit margin for the years ended September 30, 2025 and 2024 was approximately 26.2% and 27.2%, respectively. The decrease in gross profit margin was mainly due to the Company’s strategic adjustment on price.

Gross profit for subscription services decreased by approximately $0.02 million or 11.0% from approximately $0.19 million for the year ended September 30, 2024 to approximately $0.17 million for the year ended September 30, 2025. Corresponding gross profit margins stood at 9.6% and 8.3% for the fiscal years ended September 30, 2025 and 2024, respectively. The modest improvement in gross margin was driven by the effective cost control measures implemented by the Company.

Gross profit for AI computing services was nil for the fiscal year ended September 30, 2025. The resulting zero gross margin primarily stemmed from the Company’s adoption of a penetration pricing strategy to launch this new business line during 2025.

Operating Expenses

	For the years Ended
	September 30,
	2025	2024	Change	% Change
OPERATING EXPENSES:
Selling	$1,015,819	$385,513	$630,306	163.5%
General and administrative	9,230,797	703,233	8,527,564	1,212.6%
Impairment of intangible asset	1,250,000	—	1,250,000	N/A
Research and development	1,678,110	2,515,015	(836,905)	(33.3)%
Total operating expenses	$13,174,726	$3,603,761	$9,570,965	265.6%

Our operating expenses consist of selling, general and administrative (“G&A”) and R&D expenses. Operating expenses increased by approximately $9.5 million, or 263.1%, from approximately $3.6 million for the year ended September 30, 2024 to approximately $13.1 million for the year ended September 30, 2025. The increase in our operating expenses was primarily due to approximately $8.5 million increase in G&A expenses, $1.3 million increase in impairment of intangible assets, and $0.6 million increase in selling expenses, offset by decrease in R&D expenses of $0.8 million.

Selling expenses primarily consisted of salary and compensation expenses for our sales personnel, advertising expenses, promotional service fee, travel and other expenses relating to our sales activities. Selling expenses increased by approximately $0.6 million or 163.5% from approximately $0.4 million for the year ended September 30, 2024 to approximately $1.0 million for the year ended September 30, 2025. The increase in selling expenses is mainly due to increase in advertising expenses of $0.5 million, which were incurred to promote the Company’s services and brand image across multiple media channels in support of its Asia market expansion strategy.

G&A expenses primarily consisted of salary and compensation expenses for our accounting, human resources and executive office personnel, and included rental, depreciation and amortization, office overhead, professional service fees and travel and transportation costs. G&A expenses increased by approximately $8.5 million or 1,121.6% from approximately $0.7 million for the year ended September 30, 2024 to approximately $9.2 million for the year ended September 30, 2025. The increase was attributable to the following factors: (i) A $3.1 million share-based employee compensation expense recognized in 2025, relating to awards granted to key employees and service fees paid to certain suppliers; (ii) $2.1 million and $0.3 million of amortization expense incurred in 2025 in respect of deferred stock compensation for service providers and long-term prepaid expenses, respectively, which were utilized to fund expansion strategy advisory services and routine IT support services; (iii) $0.9 million in strategic, management and marketing consulting fees incurred in 2025, which were paid to formulate a sustainable growth roadmap for the Company that aligns with its Asia market expansion and new business line development strategies; (iv) approximately 1.3 million Professional service fees, Directors’ compensation, NASDAQ annual fee, IR and PR expenses, and other post-IPO costs incurred during 2025; (v) approximately $0.5 million increment expenses arisen from new subsidiaries acquired or established in 2025 or late 2024; and (vi) other G&A expenses increased due to business expansion into different countries.

Impairment of intangible assets relates to an impairment charge recognized for certain software assets. In late 2024, the Company engaged third-party service provider and developed AI based learning platform to support future developmental efforts. As of September 30, 2025, the Company assessed that due to significant technological advancements in the artificial intelligence industry, including the rapid evolution of large language models and cloud-based AI infrastructure, which rendered the platform architecture less competitive and subject to significant economic uncertainty. Consequently, the asset was fully impaired, and the remaining unamortized carrying amount was written off. No such expense was incurred in 2024.

R&D expenses primarily consisted of compensation and benefit expenses for our R&D personnel as well as office overhead and other expenses for our R&D activities. R&D expenses decreased by approximately $0.8 million or 33.3% from approximately $2.5 million for the year ended September 30, 2024 to approximately $1.7 million for the year ended September 30, 2025. While the Company continued its R&D efforts focused on artificial intelligence (AI) training and AI computing during fiscal 2025, it exercised prudent control over the scale of its investment.

Other Income (Expense)

Other income (expense) primarily consists of interest expense, net, gain on acquisition of a subsidiary, gain on fair value change of a derivative liability and other income, net. Our net other expense was $18,821 for the year ended September 30, 2025, and increased by $4,239 from $14,582 for the year ended September 30, 2024. The increase was mainly due to (i) $148,109 increase in interest expenses resulted from convertible note, and (ii) $29,202 increase of other expenses, net, offset by (iii) $139,724 gain on acquisition of a subsidiary, and (iv) $33,348 gain on fair value change of a derivative liability.

Income tax provision

Income tax (benefit) expense was $(86,736) and $86,311 for the years ended September 30, 2025 and 2024, respectively. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary Shanghai NetClass Information Technology Co., Ltd. enjoys a preferential tax rate of 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%. The income tax rate for our Hong Kong Subsidiaries for the first HKD2 million of corporate taxable income is 8.25%, while the standard profits tax rate of 16.5% remains for taxable income exceeding HKD2 million.

Net Income (loss)

As a result of the foregoing, our net loss increased by approximately $9.5 million, or 681.9%, from approximately $1.4 million net loss for the year ended September 30, 2024 to approximately $10.9 million net loss for the year ended September 30, 2025. The increase of net loss is attributed to approximately $9.5 million increase in operating expenses and $0.2 million decrease in gross profit, offset by a decrease of approximately $0.2 million in income tax provision.

Other comprehensive income (loss)

Foreign currency translation adjustments were $(18,522) and $66,618 for the years ended September 30, 2025 and 2024, respectively. The foreign currency translation adjustments are mainly due to the currency exchange rate fluctuation of RMB to USD. The balance sheet amounts with the exception of equity as of September 30, 2025 were translated at RMB7.1190 to USD1.00 compared to RMB RMB7.1076 to USD1.00 as of September 30, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended September 30, 2025 and 2024 were RMB7.2125 to USD1.00 and RMB7.2043 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

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

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is based on the number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

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

Liquidity and Capital Resources

A substantial portion of our operations are conducted in the PRC and significant portion of our revenue and cash are denominated in RMB. RMB is subject to the exchange control regulation in mainland China, and, as a result, we may have difficulty distributing any dividends outside of mainland China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of September 30, 2025, 2024, and 2023, cash of $79,216, $44,518 and $122,067, respectively, was held at major financial institutions in PRC.

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

As of September 30, 2025, the Company had working capital of approximately $2.0 million. The Company has historically funded its working capital needs primarily from operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of September 30, 2025, the Company had cash of approximately $1.8 million. Although the Company suffered a loss of $10.9 million and $5.7 million net cash flow used in operating activities, the cash outflow was supported by the funds from its IPO and some of them are one-off outflow. In addition, the Company closed a private placement of $2.4 million in November 2025. Therefore, the Company believes that its cash on hand, operating cash flows and future financing cash inflow will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

For the years ended September 30, 2025, 2024 and 2023

	2025	2024	2023
Net cash (used in) provided by operating activities	$(5,718,817)	$(135,655)	$391,876
Net cash used in investing activities	(2,286,365)	—	—
Net cash provided by (used in) financing activities	9,359,595	10,865	(152,913)
Effect of exchange rate change on cash	(5,805)	15,469	$(16,067)
Net increase (decrease) in cash and restricted cash	$1,348,608	$(109,321)	$222,896

Operating Activities

Net cash used in operating activities was approximately $5.7 million for the year ended September 30, 2025. Net cash used in operating activities for the year ended September 30, 2025 consisted of approximately $10.9 million of net loss, increase of approximately $2.4 million in long-term prepaid expenses, approximately 0.7 million increase in accounts receivable, approximately $0.5 million increase in inventories and prepayments and other current assets in total, and decrease in accounts payable of $0.9 million, offset by adjustment of $7.8 million non-cash items, a decrease of advance to vendors of approximately $0.2 million, an increase of approximately $1.5 million in advance from customers, and an increase of approximately $0.2 million in accrued expenses and other liabilities.

Net cash used in operating activities was approximately $0.1 million for the year ended September 30, 2024. Net cash used in operating activities for the year ended September 30, 2024 consisted of approximately $1.4 million of net loss, increase of approximately $3.0 million in accounts receivable, approximately $0.1 million increase in inventories and advance to vendors in total, and approximately 0.1 million decrease in operating lease liability, offset by adjustment of $0.2 million non-cash items, a decrease of receivable from sales of shares, prepayments and other current assets of approximately $2.3 million, an increase of approximately $1.6 million in accounts payable, an increase of approximately $0.2 million in advance from customers, and an increase of approximately $0.1 million in accrued expenses and other liabilities.

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

Investing Activities

Net cash used in investing activities was approximately $0.8 million for the year ended September 30, 2025. Net cash used in investing activities for the year ended September 30, 2025 primary resulted from $0.8 million of acquisition of intangible assets.

Net cash provided by investing activities was $nil for fiscal 2024 and 2023.

Financing Activities

Net cash provided by financing activities was $9.4 million for fiscal 2025, mainly consisted of $10.35 million proceeds from IPO, $1.7 million proceeds from convertible loan and $0.4 million proceeds from long-term bank loan, offset by $1.7 million payment for offering cost in connection with the initial public offering completed in December 2024, $1.3 million payment for finance lease liability, and $0.1 million repayment for related parties’ loan.

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

Capital Expenditures

The Company made $806,466 and $nil capital expenditures for the years ended September 30, 2025 and 2024, respectively. The Company will make capital expenditures to meet the expected growth of its business when necessary.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2025:

	Payments Due by Period
		Less than	1 – 3	3 – 5	More than
	Total	1 Year	Years	Years	5 Years
Operating lease arrangements	$761,275	$166,006	$446,596	$148,673	$—
Long-term bank loan	421,408	—	421,408	—
Total	$1,182,683	$166,006	$868,004	$148,673	$—

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year ended September 30, 2025 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

The critical accounting estimates that we believe to have the most significant impact on our CFS are described below, which should be read in conjunction with our CFS and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider.

•	the judgments and other uncertainties affecting the application of such policies;
•	the sensitivity of reported results to changes in conditions and assumptions;

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

Provision for expected credit losses is included in G&A expenses in the CFS. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable was $1,288,578 and $766,831 as of September 30, 2025 and September 30, 2024, respectively.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of September 30, 2025 and 2024. However, given that deferred tax assets generated by operating losses are subject to a limited carryforward period, management has elected to apply a conservative approach and record a full valuation allowance against these assets for the entities that are currently in, and projected to remain in, a loss position. Valuation allowance was $273,378 and $203,111 as of September 30, 2025 and September 30, 2024, respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our CFS.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Jianbiao Dai	58	Chief Executive Officer, Chairman of the Board and Director
Yuxing Chen	44	Chief Financial Officer
Lina Chen	46	Vice President and Director
Xianghong Zhou (1)(2)(3)	56	Independent Director, Chair of Nominating Committee
Angel Colon (1)(2)(3)	51	Independent Director, Chair of Audit Committee
Xiao Fu (1)(2)(3)	50	Independent Director, Chair of Compensation Committee
(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

6.B. Compensation

During the year ended September 30, 2025, we paid $125,335 to our executive officers and directors. During the year ended September 30, 2024, we paid $58,770 to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

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

The Company pays each of Xianghong Zhou, Angel Colon and Xiao Fu an annual compensation of $30,000, $45,000 and $30,000, respectively, in addition to 5,000 Class A Ordinary Shares of the Company for each calendar year of service. The Company entered into director offer letters with each of the independent director in October and November 2022. The Company will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

On January 22, 2026, the Company entered into a new director offer letter with Angel Colon, pursuant to which, Angel Colon will receive a compensation of $45,000 in cash for each calendar year of service on a pro-rated basis payable on a monthly basis, and $9,000 in cash for each calendar year of service on a pro-rated basis payable on a quarterly basis. The director offer letter of Xianghong Zhou and Xiao Fu remain unchanged.

The 2025 Equity Incentive Plan

On March 27, 2025, the Company adopted the 2025 Equity Incentive Plan, for the purpose of granting share-based compensation awards to directors, officers, managers, employees, consultants and advisors to incentivize their performance and align their interests with the Company. Under the 2025 Incentive Plan, we are authorized to issue an aggregate of 1,583,000 Class A Ordinary Shares.

Types of Awards. The 2025 Incentive Plan will permit the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2025 Incentive Plan will be administered by the Compensation Committee of the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors, officers, consultants, advisors, or prospective employees, directors, officers, consultants, or advisors who have accepted offers of employment or consultancy of our company will be eligible to participate pursuant to the terms of the 2025 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of Class A Ordinary Shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2025 Incentive Plan after ten years from the date this Proposal is approved.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which will be set forth in the award agreement.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2025 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

As the date of this annual report, the Company has issued 1,583,000 Class A Ordinary Shares through the 2025 Incentive Plan.

Compensation Recovery Policy

On December 12, 2024, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

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

6.D. Employees

As of September 30, 2025, 2024 and 2023, we had 46, 37, and 32 full-time employees, respectively. The following table provides a breakdown of our employees by function as of September 30, 2025.

Functions	Number	Percentage
Administration	10	21.74%
Finance	3	6.5%
Technology	26	56.5%
Market and Sales	7	15.26%
Total	46	100%

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

Our employees’ compensation for the years ended September 30, 2025, 2024 and 2023 was as follows:

	2025	2024	2023
Total payment in RMB	6,629,223	794,834	1,290,443
Total payment US$ equivalent	919,130	110,328	182,956
Average monthly payment in RMB	552,435	66,236	107,537
Average monthly payment US$ equivalent	76,594	9,194	15,246

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

As of the date of this annual report, we had 19,992,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company. Each Class B Ordinary Shares shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of our company.

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

					Combined
	Amount of		Amount of		Voting
	Beneficial	Percentage	Beneficial	Percentage	Power of
	Ownership	Ownership	Ownership	Ownership	Class A and
	of Class A	of Class A	of Class B	of Class B	Class B
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Executive Officers and Directors	Shares	Shares	Shares	Shares	Shares
Directors and Named Executive Officers:
Jianbiao Dai(3)	5,494,500	27.48%	2,000,000	100%	87.92%
Yuxing Chen	—	—	—	—	—
Lina Chen	—	—	—	—	—
Xianghong Zhou	3,177	0%	—	—	0%
Angel Colon	1,667	0%	—	—	0%
Xiao Fu	3,177	0%	—	—	0%
All executive officers and directors as a group (6 persons)	5,502,521	27.52%	2,000,000	100%	87.92%

5% or Greater Stockholders
Dragonsoft Holding Limited(1)	5,494,500	27.48%	2,000,000	100%	87.92%
Lang Wide Investment INC(2)	3,195,500	15.98%	—	—%	2.66%
(1)	Dragonsoft Holding Limited, a British Virgin Islands business company, holds 5,494,500 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares of the Company. Jianbiao Dai is the sole shareholder and sole director of Dragonsoft Holding Limited and is deemed the beneficial owner of the 5,494,500 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares held by Dragonsoft Holding Limited.

(2)	Lang Wide Investment INC, a British Virgin Islands business company, holds 3,195,500 shares of Class A Ordinary Shares of the Company. Sze Kok is the sole shareholder and sole director of Lang Wide Investment INC and is deemed the beneficial owner of the 3,195,500 Class A Ordinary Shares held by Lang Wide Investment INC.

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

Transactions with Certain Related Parties

We adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;
●	whether there are business reasons for the Company to enter into the related party transaction;
●	whether the related party transaction would impair the independence of an outside director;
●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and
●	any pre-existing contractual obligations.

Set forth below are the related party transactions of our company that occurred during the past three years up to the date of this annual report.

1) Nature of relationships with related parties

Name of Related Party	Relationship to the Company
Jianbiao Dai	Chief Executive Officer (“CEO”); Chairman of the Company
Shanghai Youfu Network Co., Ltd.	Shareholder of the Company
Shanghai Longruan Electronics Group Co., Ltd	Jianbiao Dai serves as legal representative and holds 80% of the shares;
Shanghai Yiyun Information Service Co., Ltd	Jianbiao Dai served as a supervisor and hold 60% of the shares
Shanghai Chuangbo Enterprise Development Co., Ltd	A director of the Company serving as a corporate supervisory role
Shanghai Longruan Business Consulting Co., Ltd	Jianbiao Dai serves as legal representative and holds 80% of the shares directly or indirectly
Lang Wide Investment Inc.	A shareholder of the Company

2) Significant Related party transactions

Borrowings from related parties

	2025	2024	2023
Shanghai Longruan Business Consulting Co., Ltd.	$—	$—	$72,307
Lang Wide Investment Inc.	—	25,000	—
Jianbiao Dai	2,438	17,147	766
Total	$2,438	$42,147	$73,073

(3) Due to related parties

	2025	2024
Due to related parties
Shanghai Chuangbo Enterprise Development Co., Ltd	$—	$—
Shanghai Longruan Electronics Group Co., Ltd	70,234	71,249
Jianbiao Dai	10,166	18,564
Shanghai Youfu Network Co., Ltd	—	114,138
Lang Wide Investment Inc.	25,000	25,000
Total	$105,400	$228,951

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We were incorporated as an exempted company with limited liability under the laws of the Cayman Islands on January 4, 2022. Our affairs are governed by our second amended and restated memorandum and articles, as amended and restated from time to time (and which is referred to in this section as, respectively, the “memorandum” and the “articles”), the Cayman Islands Companies Act, and the common law of the Cayman Islands. A Cayman Islands exempted company:

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

Class A Ordinary Share and Class B Ordinary Share

Our authorized share capital is US$50,000 divided into 200,000,000 shares comprising of (i) 190,000,000 Class A Ordinary Shares of par value US$0.00025 each and (ii) 10,000,000 Class B Ordinary Shares of par value US$0.00025 each. As of the date of this annual report, 19,992,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares are issued and outstanding.

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

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall entitle the holder thereof to fifty (50) votes on all matters subject to the vote at general meetings of our company.

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

10.E. Taxation

The following discussion of material Cayman Islands, Hong Kong, PRC, Singapore and United States federal income tax consequences of an investment in NetClass’s Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in NetClass’s Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

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

Singapore Taxation

The following discussion is a summary of Singapore income tax, goods and services tax and stamp duty considerations relevant to the acquisition, ownership and disposition of the Class A Ordinary Shares. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis.

The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of the Class A Ordinary Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules.

The statements below are based on the assumptions that our Company is tax resident in Singapore. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership or disposal of the Shares, taking into account their own particular circumstances. It is emphasised that neither we nor any other persons involved in this Prospectus accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of the Shares.

Corporate Income Tax

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-sourced income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax.

The prevailing corporate income tax rate in Singapore is 17.0%.

With effect from Year of Assessment (“YA”) 2020, the first S$200,000 of a company’s normal annual chargeable income is exempt from tax as follows:

75.0% of up to the first S$10,000 of chargeable income; and

50.0% of up to the next S$190,000 of chargeable income.

Notwithstanding the above, for qualifying new private companies, 75.0% of the first S$100,000 of annual normal chargeable income and 50.0% of the next S$100,000 of annual normal chargeable income is exempted from tax, subject to meeting the relevant conditions.

The remaining chargeable income (after deducting the applicable tax exemption on the first S$200,000 of chargeable income) will be taxed at the prevailing corporate tax rate, currently at 17.0%.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. “Control and management” refers to the making of decisions on strategic matters, such as those on company policy and strategy. Typically, the location of our Board meetings, during which strategic decisions are made, is a key factor in determining where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

Foreign-Sourced Income

Presently, tax exemption will be granted to a Singapore tax resident corporate taxpayer on its foreign-sourced dividends, foreign branch profits and foreign-sourced service income (“specified foreign income”) received or deemed to be received in Singapore, subject to meeting the following qualifying conditions:

●	the specified foreign income has been subject to income tax in the foreign jurisdiction from which the income is received;
●	at the time the specified foreign income is received in Singapore, the headline tax rate (i.e. highest corporate income tax rate) of the foreign jurisdiction from which the income is received is at least 15.0%; and
●	the Comptroller of Income Tax (“Comptroller”) is satisfied that the tax exemption would be beneficial to the Singapore tax resident corporate taxpayer.

Certain concessions and clarifications have also been announced by the Comptroller with respect to such conditions.

Pursuant to a tax concession granted with effect from 30 July 2004, the above foreign-source income exemption has been extended to include specified foreign income which is exempted from income tax in the foreign jurisdiction as a result of a tax incentive granted by that foreign jurisdiction for carrying out substantive business activities in that foreign jurisdiction.

If foreign-source income is subject to tax in Singapore and does not qualify for tax exemption, a Singapore tax resident corporate taxpayer is entitled to claim foreign tax credit (“FTC”) for the foreign tax paid on such foreign income, subject to meeting the relevant conditions. The amount of foreign tax credit available to a Singapore tax resident corporate taxpayer is based on the lower of:

●	the Singapore tax payable on the particular source of income which qualifies for foreign tax credit; or
●	the actual foreign tax suffered on the same income.

Under the FTC pooling system, Singapore tax resident companies may elect to claim FTC on a pooled basis on any items of its foreign-sourced income, rather than the usual source-by-source and country-by-country basis, subject to meeting the relevant conditions as follows:

●	income tax must have been paid on the income in the foreign jurisdiction from which the income is derived;
●	at the time the foreign-sourced income is received in Singapore, the headline tax rate of that foreign jurisdiction from which the income is received is at least 15.0%;
●	there must be Singapore income tax payable on the foreign-sourced income; and
●	the taxpayer is entitled to claim foreign tax credits under sections 50, 50A or 50B of the Income Tax Act 1947 of Singapore (“SITA”) on its foreign-sourced income.

The amount of foreign tax credit to be granted under the FTC pooling system is based on the lower of the total Singapore tax attributable to the pooled foreign income (net of expenses) and the pooled foreign taxes paid on those income.

Singapore Budget 2025 Measures

The Singapore Government announced certain tax measures in Budget 2025. Under the Budget 2025 measures, a corporate income tax rebate of 50% of tax payable will be granted for the Year of Assessment 2025. The total benefit of the corporate income tax rebate and cash grant is capped at S$40,000. In addition, all active companies will receive a minimum cash grant of S$2,000.

Individual Income Tax

Singapore personal income tax is imposed on a territorial basis. A Singapore tax resident individual is subject to Singapore income tax on income accruing in or derived from Singapore and foreign-sourced income received or deemed to be received in Singapore. A non-Singapore tax resident individual is generally subject to Singapore income tax on income accruing in or derived from Singapore only.

A Singapore tax resident individual is taxed at progressive rates ranging from 0% to 24%.

A non-Singapore tax resident individual is generally taxed at a flat rate of 15% or at the prevailing progressive resident rates, whichever results in a higher tax amount, in respect of employment income. Other income of a non-Singapore tax resident individual is generally taxed at a flat rate of 24%.

Under the Singapore Budget 2025 measures, a personal income tax rebate of 50% of tax payable will be granted for the Year of Assessment 2025, capped at S$200.

Dividend Distributions

Singapore currently adopts the one-tier system of corporate taxation. Under the one-tier system, the tax paid by a Singapore resident company is a final tax and the after-tax profits of the company resident in Singapore can be distributed to the shareholders as tax-exempt (one-tier) dividends. Such dividends are tax-exempt in the hands of the shareholders regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. Singapore does not currently impose withholding tax on dividends paid to resident or non-resident shareholders.

Shareholders/investors are advised to consult their own tax advisers in respect of the tax laws of their respective countries of residence which are applicable on such dividends received by them and the applicability of any double taxation agreement that their country of residence may have with other jurisdictions.

Gains on Disposal of Shares

Singapore currently does not impose tax on capital gains. However, gains may be construed to be of an income nature and subject to Singapore income tax if they arise from activities which are regarded as the carrying on of a trade or business in Singapore.

Gains derived by companies from the disposal of ordinary shares in an investee company between 1 June 2012 to 31 December 2027 (both dates inclusive), subject to certain exceptions, are exempt from tax if immediately prior to the date of share disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. Where the exemption conditions are not met, the nature of the gain will be determined based on the badges of trade test.

As the precise tax status of one shareholder will vary from another, shareholders are advised to consult their own professional advisers on the Singapore tax consequences that may apply to their individual circumstances.

Capital Gains Tax

Singapore does not impose tax on capital gains. However, gains derived from the disposal of shares may be subject to Singapore income tax if such gains are considered to be revenue in nature. Whether a gain is capital or revenue in nature depends on the facts and circumstances of each case.

Under Section 13W of the Income Tax Act 1947 of Singapore (“SITA”), gains derived by a qualifying company from the disposal of ordinary shares in another company may be exempt from Singapore income tax, subject to meeting the relevant conditions. In particular, the qualifying company must have held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months prior to the disposal.

The exemption under Section 13W of the SITA will not apply if the gains are derived from the disposal of ordinary shares in a company that is not a tax resident of Singapore and the ordinary shares disposed of are not listed on a Singapore exchange, unless the Comptroller of Income Tax is satisfied that the disposal is for bona fide commercial reasons and not for the purpose of deriving tax benefits.

With effect from 1 January 2026, the scope of the exemption under Section 13W of the SITA will be enhanced to include gains from the disposal of ordinary shares in a company that is not a tax resident of Singapore, subject to meeting the relevant conditions.

Notwithstanding the above, unrealised gains arising from changes in fair value of equity investments recognised in profit or loss under Singapore Financial Reporting Standards (International) (“SFRS(I)”) may be subject to Singapore income tax.

Stamp Duty

Stamp duty is payable on the execution of instruments effecting or evidencing certain transactions in Singapore. Stamp duty is chargeable on an instrument if it is executed in Singapore or if it is executed outside Singapore but is received in Singapore.

Stamp duty on the transfer of shares is chargeable at 0.2% on the higher of the consideration or the market value of the shares. Stamp duty is payable by the buyer, unless otherwise agreed between the buyer and the seller.

No stamp duty is payable on the transfer of shares effected electronically through The Central Depository (Pte) Limited (“CDP”).

Goods and Services Tax

Goods and services tax (“GST”) is imposed on the supply of goods and services in Singapore and on the importation of goods into Singapore.

The supply of goods and services between persons outside Singapore or between a person in Singapore and a person outside Singapore is generally exempt from GST, subject to certain conditions.

The supply of services by a person in Singapore to a person outside Singapore may be zero-rated for GST purposes, subject to meeting the relevant conditions.

GST incurred on goods and services purchased or imported for the purpose of making taxable supplies may be claimable as input tax, subject to meeting the relevant conditions. However, GST incurred on goods and services purchased or imported for the purpose of making exempt supplies is generally not claimable.

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

According to Caishui 2019 No.13, announcement of the Ministry of Finance and the State Taxation Administration 2021 No.12, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB 3 million ($425,333), (ii) no more than 300 employees, and (iii) total assets of no more than RMB 50 million ($7,088,880). According to announcement of the State Taxation Administration 2021 No.8, which became effective on January 1, 2021 and until to December 31, 2022, small, low-profit enterprises whose annual taxable income is no more than RMB 1 million ($141,778) is subject to the preferential income tax rate 2.5% (only 12.5% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock (but not our warrants) to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares” generally would not apply.

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

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency of PRC subsidiaries is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB changed from US$1.00 for RMB7.0533 in the year ended September 30, 2023, to US$1.00 for RMB7.2043 in the year ended September 30, 2024, to US$1.00 for RMB 7.1190 in the year ended September 30, 2025. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

Credit Risk

As of September 30, 2025, 2024 and 2023, we had cash and cash equivalents and restricted cash of $1,263,868, $410,716, and $524,601, respectively. Our cash was deposited at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-278224), or the IPO Form F-1, in relation to our initial public offering of 2,070,000 Class A Ordinary Shares at an offering price of US$5.00 per share, including the full exercise of the underwriters’ over-allotment. Our initial public offering closed on December 16, 2024 and the exercise of the over-allotment option closed on January 3, 2025. Newbridge Securities Corporation was the representatives of the underwriters for our initial public offering.

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

The August 2025 Private Placement

On August 1, 2025, the Company entered into the Securities Purchase Agreement with an investor relating to the issuance and sale of (a) the convertible note in the principal amount of $2,200,000, at a purchase price of $2,000,000, convertible into Class A Ordinary Shares, and (b) 1,069,500 Class A Ordinary Shares, at a purchase price of $0.00025 per share. Univest Securities, LLC acted as the placement agent (the “Placement Agent”) for the transaction contemplated in this Securities Purchase Agreement. The Company paid placement agent, at closing, a cash fee equal to 8% of the gross proceed, a non-accountable expense equal to 1% of the gross proceed, and accountable expense in the amount of $30,000.

The Company received $2,000,000 gross proceeds from the offering, prior to deducting transaction fees and estimated expenses. We used the proceeds to support the research and development of new AI-related products and applications, as well as their related market promotion.

Private Placement September 2025

On August 31, 2025, the Company entered into a securities purchase agreement with an Investor relating to the issuance and sale of 1,500,000 Class A Ordinary Shares, at $1.60 per share for a total purchase price of $2,400,000. The Company received $2.4 million gross proceeds before deducting any transaction fees. We used the proceeds to fund general corporate purposes, including working capital, business expansion, and the development of our AI computing and Cloud AI-related businesses.

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

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2025 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was not effective as of September 30, 2025 due to the material weakness identified in our internal control over financial reporting as described below.

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

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our year ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Xianghong Zhou, Angel Colon and Xiao Fu. Our board of directors has determined that Angel Colon possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have a code of ethics and business conduct that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at within four business days following the amendment or waiver. During the year 2025, no amendments to or waivers from the code were made or given to any of our executive officers.

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

The Company was billed and paid to Wei, Wei &Co., LLP’s audit fees $231,000 for the annual audit service during the years ended September 30, 2025.

Audit-Related Fees

“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

The Company has not paid for audit-related services for year end of September 30, 2025 and 2024.

Tax Fees

“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The Company has not paid for tax services for year end of September 30, 2025 and 2024.

All Other Fees

“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The Company has not paid for other services for year end of September 30, 2025 and 2024.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the years ended September 30, 2025, were approved by the audit committee pursuant to the pre-approval policy.

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

The report of Marcum Asia CPAs LLP on the consolidated statements of income and comprehensive income, changes in equity and cash flows for the year ended September 30, 2023 of the Company, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company.

During the Company’s fiscal year ended September 30, 2024 and through December 27, 2024, the date of dismissal, (a) there were no disagreements with Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia CPAs LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financing reporting, including (i) the lack of key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedure and the lack of adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements, (ii) the lack of sufficient resources and expertise with U.S GAAP and the SEC reporting experiences in the accounting department to provide accurate information in a timely manner, (iii) the lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities, which has been disclosed in this annual report. On December 30, 2024, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of Wei, Wei &Co., LLP as its new independent registered public accounting firm to audit the Company’s financial statements, effective December 29, 2024. During the fiscal years ended September 30, 2024 and 2023 and any subsequent interim periods prior to the engagement of Wei, Wei &Co., LLP, neither the Company, nor someone on its behalf, has consulted Wei, Wei &Co., LLP regarding:

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

A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards during the fiscal year ended September 30, 2025 and the period from October 1, 2025 to the date of this annual report are as follows:

Nasdaq Stock Market Rule 5635(c) (“Rule 5635(c)”) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, with a few limited exceptions. In lieu of following Rule 5635(c), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such issuance, establishment of the plan and any amendment thereto.

Nasdaq Stock Market Rule 5635(d) (“Rule 5635(d)”) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance. In lieu of following Rule 5635(d), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such transaction.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Risk Factors - Risks Related to Our Ordinary Share - Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

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

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended September 30, 2025.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-45.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1

Second Amended and Restated Memorandum and Articles of Association (Incorporated herein by reference to Exhibit 3.1 to the Registrant’s registration statement on Form F-3 filed with the SEC on December 29, 2025)

2.1	Description of Securities*
2.2	Form of Convertible Promissory Note (Incorporated by reference to Exhibit 4.1 from the Form 6-K filed with the SEC on August 1, 2025)
4.1

Employment Agreement between NETCLASS TECHNOLOGY INC and Jianbiao Dai (Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)

4.2

Employment Agreement between NETCLASS TECHNOLOGY INC and Lina Chen (Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)

4.3

Employment Agreement between NETCLASS TECHNOLOGY INC and Yuxing Chen (Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)

4.4

Director Offer Letter between NETCLASS TECHNOLOGY INC and Xianghong Zhou (Incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)

4.5	Director Offer Letter between NETCLASS TECHNOLOGY INC and Angel Colon (Incorporated by reference to Exhibit 10.1 to the Registrant’s report on Form 6-K filed with the SEC on January 30, 2026)
4.6

Director Offer Letter between NETCLASS TECHNOLOGY INC and Xiao Fu (Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)

4.7

Standardized Application Development Service Contracts and Purchase order (Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)

4.8

Lease by and between DRAGONSOFT GROUP CO., LIMITED and CHUI KAI KWONG ELECTRICAL ENGINEERING CO., LTD, dated July 29, 2023 (Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)

4.9	AI Technical Development Service Agreement (Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)
4.10

Form of Purchase Order by and between Dragonsoft Group Co., Limited and Gallop Trading Limited (Incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)

4.11

Form of Purchase Agreement by and between Shanghai NetClass Information Technology Co., Ltd. and Shanghai Detuo Information Technology Co., Ltd (Incorporated by reference to Exhibit 10.11 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)

4.12

Subscription Agreement by and between NETCLASS TECHNOLOGY INC and Dragonsoft Holding Limited, dated September 20, 2023 (Incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)

4.13*	Lease by and between NetClass International Pte. Ltd. and Artemis Ventures Pte. Ltd. dated August 12, 2025
4.14	Capital Increase and Investment Agreement, dated February 28, 2025 (Incorporated by reference to Exhibit 10.1 from the Form 6-K filed with the SEC on March 10, 2025)
4.15	Form or Securities Purchase Agreement (Incorporated by reference to Exhibit 10.1 from the Form 6-K filed with the SEC on August 1, 2025)
4.16	Form or Securities Purchase Agreement (Incorporated by reference to Exhibit 10.1 from the Form 6-K filed with the SEC on September 15, 2025)
4.17	NETCLASS TECHNOLOGY INC 2025 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 from the Form 6-K filed with the SEC on April 2, 2025)
8.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on October 20, 2025)

11.1	Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Exhibit 14.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on December 9, 2024)
11.2	Insider Trading Policies (Incorporated by reference to Exhibit 11.2 to the Registrant’s annual report on Form 20-F filed with the SEC on February 18, 2025)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1*	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Wei, Wei & Co., LLP
15.2*	Consent of Marcum Asia CPAs LLP
97.1*	Executive Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document*
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETCLASS TECHNOLOGY INC

/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

Date: January 30, 2026

NETCLASS TECHNOLOGY INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NetClass Technology Inc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NetClass Technology Inc and subsidiaries (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss) income, changes in equity, and cash flows for each of the two years in the period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York
January 30, 2026

We have served as the Company’s auditors since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of NetClass Technology Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, changes in equity and cash flows of NetClass Technology Inc (the “Company”) for the year ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2021 to 2024.

New York, NY

March 25, 2024

NETCLASS TECHNOLOGY INC

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	September 30,	September 30,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,763,888	$410,716
Restricted cash	—	4,564
Accounts receivable, net	5,580,570	5,298,006
Inventories, net	305,741	70,681
Advance to vendors	926,408	1,124,030
Prepayments and other current assets	281,230	40,990
Deferred issuance costs	—	138,463
TOTAL CURRENT ASSETS	8,857,837	7,087,450

Property and equipment, net	10,887	39,707
Long-term prepaid expenses, net	2,023,726	—
Intangible assets, net	1,110,411	—
Operating lease right of use assets	674,885	13,122
Finance lease asset	1,024,000	—
Deferred tax assets, net	108,394	88,445
TOTAL NONCURRENT ASSETS	4,952,303	141,274
TOTAL ASSETS	$13,810,140	$7,228,724

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Convertible debt	$1,591,910	$—
Derivative liability	230,379	—
Accounts payable	1,901,377	2,860,703
Advance from customers	1,919,206	425,116
Accrued expenses and other liabilities	641,127	297,360
Due to related parties	105,400	228,951
Taxes payable	319,475	341,217
Operating lease liabilities, current portion	144,408	13,122
TOTAL CURRENT LIABILITIES	6,853,282	4,166,469

Long-term bank loan	421,408	—
Operating lease liabilities, non-current portion	556,584	—
TOTAL NON-CURRENT LIABILITIES	977,992	—
TOTAL LIABILITIES	7,831,274	4,166,469

COMMITMENTS AND CONTINGENCIES	—	—

EQUITY:
Ordinary shares, 200,000,000 shares authorized, consisting of 190,000,000 Class A ordinary shares of $0.00025 par value per share and 10,000,000 Class B ordinary shares of $0.00025 par value per share
Class A Ordinary shares, 18,487,030 and 13,760,000 ordinary shares issued and outstanding as of September 30, 2025 and 2024, respectively	4,622	3,440
Class B Ordinary shares, 2,000,000 ordinary shares issued and outstanding as of September 30, 2025 and 2024	500	500
Additional paid in capital	21,960,872	4,821,992
Deferred stock compensation	(3,486,439)	—
Statutory reserves	35,448	35,448
Accumulated deficit	(12,528,647)	(1,704,065)
Accumulated other comprehensive loss	(204,656)	(186,134)
TOTAL EQUITY ATTRIBUTEABLE TO NETCLASS’ SHAREHOLDERS	5,781,700	2,971,181
Non-controlling interest	197,166	91,074
TOTAL EQUITY	5,978,866	3,062,255

TOTAL LIABILITIES AND EQUITY	$13,810,140	$7,228,724

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended
	September 30,
	2025	2024	2023
Revenues	$9,805,037	$10,101,647	$11,089,528
Cost of revenues	(7,564,622)	(7,786,717)	(8,729,856)
Gross profit	2,240,415	2,314,930	2,359,672

Operating expenses:
Selling and marketing	(1,015,819)	(385,513)	(606,927)
General and administrative	(9,230,797)	(703,233)	(798,233)
Impairment of intangible asset	(1,250,000)	—	—
Research and development	(1,678,110)	(2,515,015)	(567,809)
Total operating expenses	(13,174,726)	(3,603,761)	(1,972,969)
(Loss) income from operations	(10,934,311)	(1,288,831)	386,703

Other income (expense):
Financial (expense) income, net	(147,900)	209	(4,558)
Gain on acquisition of a subsidiary	139,724	—	—
Gain on fair value change of derivative liability	33,348	—	—
Other (expense) income, net	(43,993)	(14,791)	37,415
Total other (expenses) income, net	(18,821)	(14,582)	32,857
(Loss) income before income taxes	(10,953,132)	(1,303,413)	419,560

Income tax benefit (expense)	86,736	(86,311)	(257,331)
Net (loss) income	(10,866,396)	(1,389,724)	162,229

Less: net loss (income) attributable to non-controlling interests	41,814	(88,089)	—
Net (loss) income attributable to shareholders	(10,824,582)	(1,477,813)	162,229

Other comprehensive loss
Net (loss) income	(10,866,396)	(1,389,724)	162,229
Foreign currency translation adjustments	(18,522)	66,618	(29,439)
Comprehensive (loss) income	(10,884,918)	(1,323,106)	132,790
Less: Comprehensive loss (income) attributable to non-controlling interests	41,814	(88,089)	—
Comprehensive (loss) income attributable to shareholders	(10,843,104)	(1,411,195)	132,790

Net (loss) earnings per share
Basic and diluted	$(0.60)	$(0.09)	$0.01

Weighted average number of shares outstanding
Basic and diluted	17,992,169	15,760,000	15,020,822

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED SEPTEMBER 30, 2023, 2024 AND 2025

(Expressed in U.S. dollars, except for the number of shares)

									Accumulated
	Ordinary shares				Additional	Deferred			Other
	Class A		Class B		Paid-in	Stock	Statutory		Comprehensive	Shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Compensation	Reserve	Deficit	Loss	equity	Interest	Equity
Balance at September 30, 2022	13,000,000	$3,250	2,000,000	$500	$2,922,182	$—	$35,448	$(327,038)	$(223,313)	$2,411,029	$—	$2,411,029
Net income	—	—	—	—	—	—	—	162,229	—	162,229	—	162,229
Capital contribution from a shareholder	760,000	190	—	—	1,899,810	—	—	—	—	1,900,000	—	1,900,000
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(29,439)	(29,439)	—	(29,439)
Balance at September 30, 2023	13,760,000	3,440	2,000,000	500	4,821,992	—	35,448	(164,809)	(252,752)	4,443,819	—	4,443,819
Cumulative effect adjustment upon adoption of ASC 326	—	—	—	—	—	—	—	(61,443)	—	(61,443)	—	(61,443)
Balance at October 1, 2023 - as adjusted	13,760,000	3,440	2,000,000	500	4,821,992	—	35,448	(226,252)	(252,752)	4,382,376	—	4,382,376
Capital contribution from non-controlling shareholder	—	—	—	—	—	—	—	—	—	—	2,985	2,985
Net loss	—	—	—	—	—	—	—	(1,477,813)	—	(1,477,813)	88,089	(1,389,724)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	66,618	66,618	—	66,618
Balance at September 30, 2024	13,760,000	3,440	2,000,000	500	4,821,992	—	35,448	(1,704,065)	(186,134)	2,971,181	91,074	3,062,255
Net proceeds from IPO	2,070,000	518	—	—	8,463,832	—	—	—	—	8,464,350	—	8,464,350
Non-controlling interest from acquisition	—	—	—	—	—	—	—	—	—	—	147,907	147,907
Shares issued for convertible promissory note	1,069,500	267	—	—	33,542	—	—	—	—	33,809	—	33,809
Shares issued for compensation	1,587,530	397	—	—	8,641,506	(5,578,303)	—	—	—	3,063,600	—	3,063,600
Amortization of deferred stock compensation	—	—	—	—	—	2,091,864	—	—	—	2,091,864	—	2,091,864
Net loss	—	—	—	—	—	—	—	(10,824,582)	—	(10,824,582)	(41,814)	(10,866,396)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(18,522)	(18,522)	(1)	(18,523)
Balance at September 30, 2025	18,487,030	$4,622	2,000,000	$500	$21,960,872	$(3,486,439)	$35,448	$(12,528,647)	$(204,656)	$5,781,700	$197,166	$5,978,866

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended
	September 30,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) income	$(10,866,396)	$(1,389,724)	$162,229
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	279,636	10,821	96,131
(Reversal) provision for doubtful accounts, net	514,226	52,645	(44,085)
Interest accrual and amortization of discount for convertible debt	149,179	—	—
Amortization of long-term prepaid expenses	326,274	—	—
Amortization of deferred stock compensation	2,091,864	—	—
Shares issued for employees’ compensation	3,063,600	—	—
Gain on fair value change of derivative liability	(33,348)	—	—
Impairment of intangible asset	1,250,000	—	—
Loss on disposal of property, plant and equipment	26,485	—	—
Deferred tax expense (benefits)	(68,034)	40,722	58,716
Gain on acquisition of a subsidiary	(139,724)	—	—
Changes of deferred issuance costs	—	—	222,361
Amortization of finance lease asset	256,000	—	—
Amortization of operating lease right of use assets	35,623	42,150	38,655
Changes in operating assets and liabilities:
Accounts receivable	(739,537)	(3,032,651)	1,081,496
Inventories	(234,746)	(60,039)	—
Receivable from sales of shares	—	1,900,000	—
Advance to vendors	185,404	(40,605)	(975,477)
Prepayments and other current assets	(230,413)	415,785	(417,062)
Long-term prepaid expenses	(2,350,000)	—	—
Accounts payable	(930,203)	1,643,599	174,802
Advance from customers	1,484,527	227,532	(114,405)
Accrued expenses and other liabilities	239,862	50,671	(50,868)
Taxes payable	(19,250)	45,598	198,038
Operating lease liabilities	(9,846)	(42,150)	(38,655)
Net cash (used in) provided by operating activities	(5,718,817)	(135,655)	391,876

Cash flows from investing activities:
Acquisition of property, plant and equipment	(6,466)	—	—
Acquisition of intangible assets	(2,300,000)	—	—
Proceeds from disposal of property, plant and equipment	2,773	—	—
Cash from acquisition of a subsidiary	17,328	—	—
Net cash used in investing activities	(2,286,365)	—	—

Cash flows from financing activities:
Proceeds from convertible debt	1,740,267	—	—
Gross proceeds from IPO	10,350,000	—	—
Deferred issuance costs	(1,747,188)	(33,845)	(92,533)
Payment for finance lease liability	(1,280,000)	—	—
Capital contribution from a noncontrolling shareholder	—	2,985	—
Proceeds from related parties	2,438	42,147	73,073
Repayments to related parties	(121,867)	(420)	(1,418)
Proceeds from bank loan	415,945	—	—
Repayment of bank loans	—	—	(132,035)
Net cash provided by (used in) financing activities	9,359,595	10,867	(152,913)

Effect of exchange rates changes on cash	(5,805)	15,467	(16,067)
Net increase (decrease) in cash and cash equivalents	1,348,608	(109,321)	222,896
Cash and cash equivalents, beginning of the year	415,280	524,601	301,705
Cash and cash equivalents, end of the year	$1,763,888	$415,280	$524,601

	September 30,	September 30,	September 30,
Reconciliation of cash and restricted cash, end of year	2025	2024	2023
Cash and cash equivalents	$1,763,888	$410,716	$524,601
Restricted cash	—	4,564	—
Cash and restricted cash, at the end of year	$1,763,888	$415,280	$524,601

Supplemental cash flow disclosures:
Cash paid for income tax	$—	$289	$578
Cash paid for interest	$10,041	$—	$5,781
Noncash investing activities:
Right-of-use assets obtained in exchange for operating new lease liabilities	$688,556	$—	$94,687
Shares issued for deferred stock compensation	$5,578,303	$—	$—
Settlement of receivable from sales of shares in payment to a supplier	$—	$1,900,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

NETCLASS TECHNOLOGY INC (“NetClass” or “the Company”) is a holding company incorporated under the laws of the Cayman Islands on January 4, 2022. NetClass, through its wholly-owned subsidiaries (collectively, “the Group”) offers an online professional education platform and related courseware, providing smart education IT solution services in the People’s Republic of China (“China” or “PRC”). The Company has no substantive operations other than holding 100% ownership of DRAGONSOFT GROUP CO., LIMITED (“NetClass HK”) established under the laws of Hong Kong on December 12, 2006.

As of September 30, 2025, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
DRAGONSOFT GROUP CO., LIMITED (“NetClass HK”)	December 12, 2006	Hong Kong, PRC	100%	Investment Holding/ Subscription and Application development service
Shanghai Zhima Information Technology Co., Ltd. (“WFOE”)	April 30, 2019	PRC	100%	Investment Holding
Shanghai Netwide Enterprise Management Co., Ltd. (“Shanghai Netwide”)	April 27, 2022	PRC	100%	Subscription and Application development service
Shanghai NetClass Information Technology Co., Ltd. (“NetClass China”)	May 13, 2003	PRC	100%	Subscription and Application development service
Shanghai NetClass Enterprise Management Co., Ltd (“NetClass Management”)	August 29, 2016	PRC	100%	Subscription and Application development service
Shanghai NetClass Human Resources Co., Ltd (“NetClass HR”)	November 09, 2016	PRC	100%	Subscription and Application development service
Shanghai Chuangyuan Education Technology Co., Ltd (“NetClass Education”)	April 14, 2004	PRC	100%	Subscription and Application development service
NetClass Training (Shanghai) Co., Ltd. (“NetClass Training”)	August 19, 2016	PRC	100%	Subscription and Application development service
Netclass International Limited	July 28, 2023	Hong Kong, PRC	100%	No activities
NetClass Data Pte Ltd (“NetClass Singapore”)	May 13, 2024	Singapore	60%	Subscription and Application development service
Nova Solutions Inc. (“NetClass Japan”, formerly named Create Solutions Inc.)	January 22, 2022	Japan	51%	Subscription and Application development service
Netclass International PTE Ltd.	July 18, 2025	Singapore	100%	Subscription and Application development service

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

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

Reorganization

A reorganization of the legal structure was completed on June 10, 2022. The reorganization involved:

(i)	the formation of the Company’s wholly owned subsidiary NetClass HK; the formation of wholly foreign owned entity (“WFOE”) controlled by Mr. Jianbiao Dai;
(ii)	The transfer of the shareholder’s equity in the WFOE to NetClass HK on May 05, 2022;
(iii)	The transfer of the shareholders’ equity in NetClass China to the WOFE on June 10, 2022.

Before and after the Reorganization, the Company, with its subsidiaries, was controlled by the same shareholders, and therefore the reorganization was considered a recapitalization of entities under common control under Accounting Standards Codification (“ASC”) 805-50-05-5, “Transactions Between Entities Under Common Control”. The consolidation of the Company and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements (“CFS”) under ASC 805-50-05-5.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying CFS were prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Uses of estimates

In preparing CFS in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements and are adjusted to reflect actual experience when necessary. Significant estimates required to be made by management include, but are not limited to allowance for doubtful accounts, and realization of deferred tax assets. Actual results could differ from those estimates. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Principles of consolidation

The CFS include the financial statements of the Company and its subsidiaries.

All intercompany transactions and balances between the Company and subsidiaries were eliminated in consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. As of September 30, 2025 and 2024, all subsidiaries are controlled through equity interest investment, and none of them are controlled through contractual arrangements with variable interest entities.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-controlling Interest

Non-controlling interest on the consolidated balance sheets results from the consolidation of Singapore and Japanese subsidiaries. The portion of the income or loss applicable to these non-controlling interests in each subsidiary is reflected separately in the consolidated statements of income and comprehensive income (loss) and the consolidated statements of changes in equity.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations.” Identifiable assets acquired and liabilities assumed are recognized at their acquisition - date fair values. The acquisition date is the date on which control is obtained. Determining the fair value (“FV”) of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. If in a business combination, the aggregate amounts of the consideration transferred, the FV of noncontrolling interest of the acquiree, and the FV of the acquirer’s previously held equity interest in the acquiree exceeds the net amount of the FV of the identifiable assets acquired and the liabilities assumed, the Company will recognize goodwill on the acquisition date, measured as the excess amount. If in a business combination, the net amount of the FV of the identifiable assets acquired and the liabilities assumed exceeds the aggregate of the amounts of consideration transferred, the FV of noncontrolling interest of the acquiree, and the FV of the acquirer’s previously held equity interest in the acquiree, the Company will recognize the resulting gain in earnings on the acquisition date, measured as the excess amount.

Cash and cash equivalents

Cash comprises cash at banks and cash on hand, which includes deposits with original maturities of three months or less with commercial banks in Singapore, Hong Kong and PRC. Cash balances in bank accounts in the PRC are covered by a Chinese insurance program where RMB 500,000 (approximately US$70,234) deposit insurance limit for a legal entity’s aggregated balances at each bank. Cash equivalent is highly liquid deposits placed with financial institutions, which are readily convertible into known amounts of cash with original maturities of less than 3 months.

Restricted cash

Cash that is restricted as to withdrawal is reported separately on the Consolidated Balance Sheets and is included in total cash in the Consolidated Statements of Cash Flows.

Credit Losses

On October 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. The Company uses the roll-rate method to measure the expected credit losses of accounts receivable on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivable balance by delinquency stages and is projected forward in one-year increments using the historical roll rate. In each period end of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective receivable balance. Management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after October 1, 2023, are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

The expected provision for credit losses is included in general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable, net

Accounts receivable, net is the amounts the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses.

Inventories, net

Inventories are comprised of IT equipment that is sold to customers. Inventories are stated at the lower of cost or net realizable value. The Company determines the cost of inventory using the weighted average method. The Company estimates the recoverability of inventory by reference to internal estimates of future demands and product life cycles, including expiration. The Company periodically analyzes its inventory levels to identify inventory that may expire prior to expected sale, no longer meeting quality specifications, or has a cost basis in excess of its estimated realizable value and records an impairment loss in cost of sales for such inventory as appropriate. As of September 30, 2025 and 2024, no impairment loss was recognized.

Advance to Vendors

Advance to vendors consists of balances paid to suppliers for services and materials that have not been provided or received. To deliver application development services to customers, the Company needs to purchase IT equipment and tailor-made software to build up a hardware facility with software integrated to run a system. When the prepayment is made to the IT equipment suppliers or software suppliers while the IT equipment or the software is not delivered to the Company, an advance to vendors is recorded. In addition, the Company also purchases services from suppliers which is for a period exceeding one year. The unamortized part of prepayment is recorded as an advance to vendors. Suppliers usually ask for a prepayment for the IT equipment or tailor-made software and will deliver in approximately 1-3 months.

Advance to vendors is short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the relative services or inventory will not be provided or received later. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful advances to vendors by evaluating all available information and then records specific allowances for those advances based on the specific facts and circumstances. As of September 30, 2025 and 2024, no such allowance was recognized.

Prepayments and other assets

Prepayments and other assets primarily consist of prepaid expenses, rent deposits, loans to third-parties, security deposits made to customers and advances to employees, which are presented net of allowance for doubtful accounts. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowance only after exhaustive collection efforts. As of September 30, 2025 and 2024, no allowance for doubtful accounts was provided on prepayments and other assets.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations in other income or expenses.

Intangible asset, net

Intangible assets are stated at cost less accumulated amortization and any impairment losses incurred. Amortization is recognized on a basis that reflects the pattern in which the expected future economic benefits of the intangible assets are consumed or utilized. The carrying amount of intangible assets comprises externally purchased customer lists and software, which are amortized on a straight - line basis over 8 years and 5 years, respectively, consistent with the Company’s estimate of the period over which economic benefits will be derived from such assets.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. $1,250,000, $nil and $nil impairment charge was recognized for the years ended September 30, 2025, 2024 and 2023, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation under ASC 718 “Compensation - Stock Compensation” using the fair value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award. The Company recognizes the goods acquired or services received in a share-based payment transaction with nonemployees when it obtains the goods or services are received. The Company recognizes an asset before it actually receives goods or services if it first exchanges a share-based payment for an enforceable right to receive those goods or services. The compensation cost for an award of share-based employee compensation classified as equity is recognized over the requisite service period. The requisite service period is the period during which an employee is required to provide services in exchange for an award, which often is the vesting period.

Convertible notes

The Company accounts for convertible debt instruments in accordance with ASC 470-20 and ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under this guidance, the Company no longer separates the liability and equity components of convertible instruments that do not require bifurcation under ASC 815. Instead, the entire convertible instrument is accounted for as a single liability, unless the fair value option under ASC 825-10 is elected or an embedded conversion feature requires separate accounting as a derivative.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convertible notes (Continued)

The Company first evaluates whether to elect the fair value option under ASC 825-10. If the fair value option is not elected, the Company assesses whether the embedded conversion feature requires bifurcation under ASC 815. If bifurcation is not required and the instrument is not issued with a substantial premium, the convertible debt is accounted for as a single liability instrument under the traditional convertible debt model. Any debt discount or premium is amortized over the expected term of the instrument using the effective interest method and recognized as additional non-cash interest expense.

Derivative liability

The Company does not use derivative instruments to hedge exposures to cash flows, market, or foreign currency risks. The Company evaluates all of its financial instruments, including stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives.

For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to operations. For option-based simple derivative financial instruments, the Company uses the Binomial option-pricing model to value the derivative instruments at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value (“FV”) of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard, ASC Topic 820, Fair Value Measurements (“ASC Topic 820”) establishes a three-level valuation hierarchy for disclosures of FV measurement and enhances disclosure requirements for FV measurements. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Financial liabilities reported in fair value hierarchy

	September 30, 2025
Financial liabilities	Fair value				Book value
	Level 1	Level 2	Level 3	Total	Total
Derivative liability	—	—	$230,379	$230,379	$230,379
Total financial liabilities in fair value hierarchy	—	—	$230,379	$230,379	$230,379

The movement, fair value measurement method and key inputs of the derivative liability is included in Note 14 “Derivative liability”.

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

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from two sources: (1) revenue from application development services, and (2) revenue from subscription services. All of the Company’s contracts with customers do not contain cancelable and refund-type provisions.

(1)	Revenue from application development service

The Company’s application development service contracts are primarily on a fixed-price basis with no variable consideration, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs and the service may also involve the sale of IT equipment. These services also require significant production and customization. These services represent a single performance obligation as they are highly interdependent and interrelated and cannot be separately identifiable. The Company used the stand-alone selling price to allocate the transaction prices between development service and IT equipment sales. Upon delivery of the services, customer acceptance is generally required.

Certain application development service contracts contain a significant financial component, which is a financial service obligation to the customers. In these cases, after deducting the standalone selling price of the financial services, which is calculated based on Chinese Central Bank’s suggesting bank loan interest rate for the duration similar to the credit period granted to the customers, the remaining amount of the contract consideration is allocated to the equipment and the application development services based on their relative standalone prices.

For the application development service contract, except for the financial income revenue, the Company believes the application development performance obligation is satisfied upon customer acceptance. The financial income revenue is recognized over the credit period granted to the customer. There have been no significant returns, refunds or other similar obligations during each reporting period.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

(2)Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications for a subscribed period. The Company’s billing to customers is on the basis of the number of users or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided with the right to access the software. Accordingly, the subscription service contracts typically include a single performance obligation and the terms of pricing and payment are fixed, no variable consideration is involved. The revenue from subscription services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services. There have been no significant returns, refunds or other similar obligations during each reporting period.

(3)Revenue from AI Computing Power support services

Revenue from AI computing power support services consists of usage fees paid by customers for access to the Company’s AI computing power during the service period. The Company bills customers based on the volume of computing power occupied and duration of occupancy. Since customers do not obtain ownership of the computing power and can only enjoy the rights and interests associated with the AI computing power upon gaining access to it, such service arrangements are classified as service contracts. Accordingly, AI computing power support service contracts typically contain a single performance obligation, with fixed pricing and payment terms, and no variable consideration is involved. Revenue from AI computing power support services is recognized over the contract term on either a straight-line basis or based on actual usage, in accordance with the pattern in which customers receive and consume the benefits of such services. There have been no significant returns, refunds or other similar obligations during each reporting period.

The Company reports revenues net of value added tax (“VAT”), goods and services tax (“GST”) or consumption tax (“CT”). The Company’s subsidiaries in PRC are subject to a 6% to 13% value added tax (“VAT”). The Company’s subsidiaries in Singapore are subject to 0-9% GST. The Company’s Japanese subsidiary is subject to 10% consumption tax.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contract balances

The timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional rights to payment. Unearned revenues represent cash receipts and customer awards for which the Company has remaining unsatisfied performance obligations as of the period end. Advance from customers of $425,116, $302,433 and $245,010 as of September 30, 2024, 2023 and 2022 were recognized as revenues in the years ended September 30, 2025, 2024 and 2023, respectively. All unsatisfied performance obligations will be performed within the next 12 months. In certain application development service contracts, it contains a significant financial component, which represents a financial service obligation to the customers.

Disaggregation of revenue

For the years ended September 30, 2025, 2024 and 2023, the disaggregation of revenue by major revenue stream is as follows:

	2025	2024	2023
Application development services	$7,892,842	$7,798,865	$8,305,939
Subscription services	1,764,544	2,288,806	2,776,175
AI Computing Power support services	147,651	—	—
Finance income	—	13,976	7,414
Total	$9,805,037	$10,101,647	$11,089,528

For the years ended September 30, 2025, 2024 and 2023, the disaggregation of revenue by geographical region where the services were provided is as follows:

	2025	2024	2023
Mainland China	$4,840,888	$4,257,832	$5,482,777
Hong Kong	3,331,612	4,595,699	5,606,751
Singapore	415,628	598,116	—
Japan	519,258	—	—
Cayman	697,651	650,000	—
Total	$9,805,037	$10,101,647	$11,089,528

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures are included in selling expenses. For the years ended September 30, 2025, 2024 and 2023, advertising expenses were $796,612, $296,920 and $513,474 respectively.

Leases

The Company determines whether an arrangement is a lease at inception. Lessee leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria.

The Company leases office spaces, which are classified as operating leases and leases certain AI computing facilities as finance lease in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current, and finance leases are included in finance lease right of use assets, finance lease liabilities, current, and finance lease liabilities, non-current in the consolidated balance sheet.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The operating lease right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received.

The Company has elected the short-term lease exception, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

The Company has entered into a lease agreement for certain AI computing facilities, with a lease term of 60 months. As the lease term covers a major part of the underlying assets’ remaining economic life, the Company assumes substantially all the risks and rewards incidental to ownership of such facilities. Accordingly, these leases are classified as finance lease right of use assets, with corresponding lease liabilities recorded. The Company paid the full amount of lease payment at the beginning of the lease term.

Expenses for routine operations are expensed as incurred. Amortization of finance lease right of use assets is included within R&D expenses in the consolidated statements of operations. Finance lease right of use assets is depreciated on a straight-line basis over the term of the lease.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Value added tax (“VAT”), goods and services tax (“GST”) and consumption tax (“CT”)

Revenue is the invoiced value of goods and services, net of VAT, GST or CT.

VAT is based on gross sales price and VAT rates range from 6% to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All VAT returns filed by the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

The GST is based on gross sales price and GST rates of 9% or exempted if the revenue is from exported services. Our Singapore subsidiary is allowed to offset input GST paid to suppliers against their output GST liabilities. The net GST balance between input GST and output GST is recorded in taxes payable.

The CT is based on gross sales price and CT rates of 10%. Our Japanese subsidiary is allowed to offset input CT paid to suppliers against their output CT liabilities. The net CT balance between input CT and output CT is recorded in taxes payable.

Government grant

Government grants are recognized in other (expense) income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss) upon receipt and all conditions attached to the grants are fulfilled. For the years ended September 30, 2025, 2024 and 2023, the Company received $4,781, $34,701 and $425 government subsidy for high-technology companies and various research programs, included in other income, net.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the CFS. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period of change.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. No significant penalties or interest relating to uncertain tax positions were incurred for the years ended September 30, 2025, 2024 and 2023. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,250). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Loss per Share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

The functional currencies of the Company are the local currencies of the country in which the subsidiary operates. The Company’s CFS are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income (loss) during the year in which they occur.

Since the Company operates primarily in the PRC mainland, Hong Kong, Singapore and Japan, the Company’s functional currency is the Chinese Yuan (“RMB”), Hong Kong dollar (“HK$”), Singapore dollar (“SG$”) and Japanese Yen (“JPY”). The Company’s CFS were translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into other foreign currencies and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be converted into US$s at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the CFS in this report:

	September 30,	September 30,	September 30,
	2025	2024	2023
RMB Balance sheet items, except for equity accounts	US$1=RMB 7.1190	US$1=RMB 7.0176	US$1=RMB 7.2960
RMB Items in the statements of income and cash flows	US$1=RMB 7.2125	US$1=RMB 7.2043	US$1=RMB 7.0533
HK$ Balance sheet items, except for equity accounts	US$1=HK$7.7809	US$1=HK$7.7693	US$1=HK$7.8308
HK$ Items in the statements of income and cash flows	US$1=HK$7.7948	US$1=HK$7.8127	US$1=HK$7.8310
SG$ Balance sheet items, except for equity accounts	US$1=SG$1.2903	US$1=SG$1.2831	N/A
SG$ Items in the statements of income and cash flows	US$1=SG$1.3156	US$1=SG$1.3406	N/A
JPY Balance sheet items, except for equity accounts	US$1=JPY147.97	N/A	N/A
JPY Items in the statements of income and cash flows	US$1= JPY149.1517	N/A	N/A

Comprehensive income (loss)

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income(loss). Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company not using US$ as its functional currency.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment reporting

The Company follows the provisions of ASC 280, Segment Reporting, in identifying and reporting its operating segments. Operating segments are identified based on the internal reports that are regularly reviewed by the Company’s chief operating decision maker (“CODM”) in making decisions about resource allocation and assessing performance. The CODM has been identified as the Company’s Chief Executive Officer, who reviews financial information on a consolidated basis, including revenue, gross profit, operating profit and major categories of operating expenses. Based on this evaluation, management has determined that the Company operates as a single operating and reportable segment.

Concentrations of risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of September 30, 2025 and 2024, cash of $1,763,888 and $410,716 respectively, was held at major financial institutions in mainland PRC, where there is a RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. Accounts receivable are typically unsecured and derived from revenue earned from customers, compensation receivables are typically unsecured and derived from damages the Company claimed from certain suppliers as well as customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers and suppliers’ creditworthiness and its ongoing monitoring of outstanding balances.

(b)	Significant customers

Major customers that make up 10% or more of revenue for the years ended September 30, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Percentage of the Company’s revenue
Customer A	27.0%	35.6%	43.1%
Customer B	*	*	10.6%
*	The revenue of this customer is not over 10% of total revenue of the Company.

Major customers that make up 10% or more of accounts receivable as of September 30, 2025 and 2024 are as follows:

	2025	2024
Percentage of the Company’s accounts receivable
Customer A	33.2%	36.9%
Customer B	11.2%	15.2%
Customer C	10.3%	12.3%
Customer D	12.7%	*
*	The accounts receivable of this customer is not over 10% of total accounts receivable of the Company.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of risks (Continued)

(c)	Significant suppliers

Major suppliers that make up 10% or more of purchases for the years ended September 30, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Percentage of the Company’s purchases
Supplier A	29.6%	28.6%	—
Supplier B	*	19.1%	47.8%
Supplier C	17.3%	*	12.4%
Supplier D	*	*	11.8%
Supplier E	21.9%	*	*
*	Purchases from this supplier is not over 10% of total purchases of the Company.

Major suppliers that make up 10% or more of accounts payable as of September 30, 2025 and 2024 are as follows:

	2025	2024
Percentage of the Company’s accounts payable
Supplier A	40.0%	33.4%
Supplier B	* %	11.2%
Supplier C	25.4%	—
*	The accounts payable of this supplier is not over 10% of total accounts payable of the Company.

(d)	Foreign currency risk

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

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollars for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

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

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023-07 is applied retroactively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this ASU on October 1, 2024 and concluded that the adoption of the ASU does not have material effect on its CFS.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statement users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company plans to adopt this guidance effective October 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its CFS.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the CFS upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable as of September 30, 2025 and 2024 are as follows:

	2025	2024
Accounts receivable	$6,869,148	$6,078,115
Less: allowance for doubtful credit loss	(1,288,578)	(780,109)
Account receivable, net	$5,580,570	$5,298,006

Allowance for credit loss accounts movement for the years ended September 30, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Beginning balance	$780,109	$634,166	694,257
Adoption ASU 2016-13	—	64,930	—
Reversal	—	—	(96,408)
Additions	514,226	52,645	52,323
Foreign currency translation adjustments	(5,757)	28,368	(16,006)
Ending balance	$1,288,578	$780,109	634,166

NOTE 4 — ADVANCE TO VENDORS

Advance to vendors consisted of prepayments for technical services and IT equipment.

NOTE 5 — LONG-TERM PREPAID EXPENSES, NET

Long-term prepaid expenses, net, consisted of the following:

2025
Marketing expenses (i)	$500,000
Service cost (ii)	2,497,939
Subtotal	2,997,939
Less: accumulated amortization	(326,274)
Long-term prepaid expenses, net	$2,671,665

(i)A service provider signed a contract with the Company to provide comprehensive brand consulting services, including formulating brand strategic plans (covering vision, mission, core values, etc.), defining brand positioning based on research and competitor analysis, developing brand communication strategies (channels, content, activities), guiding the establishment of scientific brand management & maintenance systems (asset protection, crisis handling, performance evaluation), and offering supporting value-added services such as market research, competitor analysis and brand training. As the marketing work will be conducted by a service provider until December 31, 2026, by which date the Company can benefit from the service, the Company recognizes it as a long-term prepaid expense. The total contractual consideration amounts to $500,000, and the associated cost will be amortized on a straight-line basis over the 24-month service term.

(ii)This service cost represents the prepayment made to the service provider for AI computing hardware and network-related services. The service provider offers remote CPU, GPU and Cloud accessing for AI or high-speed computing purpose. As the service work will be conducted by a service provider until July 31, 2028, by which date the Company can benefit from the service, the Company recognizes it as a long-term prepaid expense. The total contractual consideration amounts to $2,497,939, and the associated cost will be amortized on a straight-line basis over the 36-month service term.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following as of September 30, 2025 and 2024:

	2025	2024
Electronic equipment	$87,356	$598,738
Office furniture	—	4,417
Transportation equipment	—	37,784
Subtotal	87,356	640,939
Less: accumulated depreciation	(76,469)	(601,232)
Property and equipment, net	$10,887	$39,707

Depreciation expense for the years ended September 30, 2025, 2024 and 2023 amounted to $5,415, $10,821 and $96,131, respectively.

NOTE 7 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

September 30,
2025
Customer list *	$334,825
Software	2,300,000
Subtotal	2,634,825
Less: accumulated amortization	(274,414)
Less: impairment **	(1,250,000)
Intangible assets, net	$1,110,411

* The Company acquired a customer list from Netclass Japan and expects to benefit from it for 8 years. Therefore, the Company recorded it as an intangible asset and will amortize it over 8 years, on a straight-line basis, from acquisition date. Amortization for the year ended September 30, 2025 was $24,221.

** In late 2024, the Company engaged third-party service provider and developed AI based learning platform to support future developmental efforts. As of September 30, 2025, the Company assessed that due to significant technological advancements in the artificial intelligence industry, including the rapid evolution of large language models and cloud-based AI infrastructure, which rendered the platform architecture less competitive and subject to significant economic uncertainty. Consequently, the asset was fully impaired, and the remaining unamortized carrying amount was written off.

Estimated future amortization expense related to intangible assets held as of September 30, 2025 are as follows:

For year ended September 30, 2026	$201,853
For year ended September 30, 2027	201,853
For year ended September 30, 2028	201,853
For year ended September 30, 2029	201,853
For year ended September 30, 2030	201,853
Thereafter	101,146
Total	$1,110,411

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — RELATED PARTIES BALANCES AND TRANSACTIONS

The Company records transactions with related parties. These related party balances as of September 30, 2025 and 2024 and transactions for the years ended September 30, 2025, 2024 and 2023 are identified as follows:

(1)	Related parties with transactions and their relationships

Name of Related Party	Relationship to the Company
Jianbiao Dai	Chief Executive Officer (“CEO”); Chairman of the Company
Shanghai Youfu Network Co., Ltd.	Shareholder of the Company
Shanghai Yiyun Information Service Co., Ltd	Jianbiao Dai served as a supervisor and holds 60% of the shares
Shanghai Chuangbo Enterprise Development Co., Ltd	A director of the Company serving in a corporate supervisory role
Shanghai Longruan Electronics Group Co., Ltd	Jianbiao Dai serves as legal representative and holds 80% of the shares
Shanghai Longruan Business Consulting Co., Ltd	Jianbiao Dai serves as legal representative and holds 80% of the shares directly or indirectly
Lang Wide Investment Inc.	A shareholder of the Company

(2)	Significant Related Party Transactions

Borrowings from related parties for the years ended September 30, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Shanghai Longruan Business Consulting Co., Ltd.	$—	$—	$72,307
Lang Wide Investment Inc.	—	25,000	—
Jianbiao Dai	2,438	17,147	766
Total	$2,438	$42,147	$73,073

(3)	Due to related parties as of September 30, 2025 and 2024 were as follows:

	2025	2024
Due to related parties
Shanghai Longruan Electronics Group Co., Ltd	70,234	71,249
Jianbiao Dai	10,166	18,564
Shanghai Youfu Network Co., Ltd	—	114,138
Lang Wide Investment Inc.	25,000	25,000
Total	$105,400	$228,951

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Singapore

Under Singapore tax laws, the corporate income tax rate varies from year to year. For the years ended September 30, 2025 and 2024, the corporate income tax rate was 17%. Our Singapore subsidiaries applied the tax rate of 17% for its provision for current income and deferred taxes. Net operating losses will be carried forward indefinitely under Singapore profits tax regulation.

Japan

Under Japanese tax laws, the corporate income tax rate varies depending on the size of the taxpayer. For the year ended September 30, 2025, the applicable corporate income tax rate was 15%. Our Japanese subsidiary applied the tax rate of 15% for its provision for current income and deferred taxes. Net operating losses will be carried forward indefinitely under Japanese profits tax regulation.

Hong Kong

Under Hong Kong tax laws, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD 2 million (approximately $256,000) of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. For the year ended September 30, 2025, 2024 and 2023, NetClass HK applied the two-tier profits tax rate for its provision for current income and deferred taxes. Net operating losses will be carried forward indefinitely under Hong Kong profits tax regulations.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (Continued)

(a)	Corporate Income Taxes (“CIT”) (Continued)

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis.

According to announcement of the Ministry of Finance and the State Taxation Administration [2022] No.13, which became effective on January 1, 2022 through December 31, 2024, small, low profit enterprises with annual taxable income exceeding RMB 1 million ($141,778) but no more than RMB 3 million ($425,333) are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, which became effective on August 2, 2023 to December 31, 2027, small, low profit enterprises are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

For the years ended September 30, 2025, 2024 and 2023, all PRC subsidiaries are small and micro-profit companies as defined and thus are eligible for the above preferential tax rate for small and micro enterprises for the taxable profit less than RMB3 million.

The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since NetClass China was approved as an HNTE beginning December 2019 and renewed in December 2022, NetClass China is entitled to a reduced income tax rate of 15% from 2019 to 2024. However, as the preferential tax rate for small and micro enterprises and the preferential tax rate for high-tech enterprises cannot be used simultaneously. Accordingly, NetClass China uses the tax preferential treatment for small and micro enterprises for the years ended September 30, 2025, 2024 and 2023.

i)	The components of the income tax provision for the years ended September 30, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Current taxes
PRC	$—	$—	$—
Hong Kong	—	—	198,615
Singapore	(38,194)	45,589	—
Japan	18,947	—	—
Total current income tax (benefit) expense	(19,247)	45,589	198,615

Deferred taxes
PRC	633	119,608	58,716
Hong Kong	(62,928)	(78,403)	—
Singapore	(2,680)	(483)	—
Japan	(2,514)	—	—
Total deferred income tax (benefit) expense	(67,489)	40,722	58,716

Total income tax (benefit) expense	$(86,736)	$86,311	$257,331

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (Continued)

i)	The components of the income tax provision for the years ended September 30, 2025, 2024 and 2023 are as follows: (Continued)

Income/(loss) before provision for income taxes is attributable to the following geographic locations for the years ended September 30, 2025, 2024 and 2023 was as follows:

	2025	2024	2023
PRC	$(1,077,690)	$(941,937)	$(689,505)
Hong Kong	(762,761)	(950,349)	1,109,065
Singapore	(240,436)	265,329	—
Japan	91,323	—	—
Cayman	(8,963,568)	323,543	—
Total (loss) income before income taxes	$(10,953,132)	$(1,303,414)	$419,560

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate for the years ended September 30, 2025, 2024 and 2023

	2025	2024	2023
Income tax (benefit) expense at PRC statutory income tax rate	$(2,738,283)	$(325,853)	$104,890
Impact of different tax rates in other jurisdictions	2,315,830	(21,332)	(94,271)
Effect of PRC preferential tax rate	278,466	266,791	116,831
Effect of change in tax rate	—	—	233,082
Super deduction of qualified R&D expenditures *	(5,277)	(26,306)	(28,390)
Effect of change in valuation allowance	50,952	187,751	(111,786)
Net operating losses expired	11,576	5,096	—
Non-deductible items and other**	—	164	36,975
Income tax (benefit) expense	$(86,736)	$86,311	$257,331
*

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from October 1, 2022 onwards, enterprises engaging in research and development activities are entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year.

**	Non-deductible items and other represent excess expenses and losses not deductible for PRC tax purposes.

The aggregate amount and per share effect of preferential tax rate are as follows:

	2025	2024	2023
The aggregate amount of PRC preferential tax rate	$278,466	$266,791	$116,831
The aggregate effect on basic and diluted net (loss) income per share
- Basic and diluted	(0.02)	(0.02)	(0.01)

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (Continued)

iii)

The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities as of September 30, 2025 and 2024:

	2025	2024
Deferred tax assets:
Allowance for credit losses	$72,957	$40,273
Net operating losses	443,732	392,874
Operating lease liabilities	41,239	2,254
Total deferred tax assets	557,928	435,401
Less: Valuation allowance	(264,068)	(215,526)
Total deferred tax assets, net of valuation allowance	293,860	219,875

Deferred tax liabilities:
Effect of temporary difference *	(98,814)	(129,176)
Fair value increment on appraisal of intangible asset on acquisition	(46,562)	—
Operating lease right of use assets	(40,090)	(2,254)
Total deferred tax liabilities	(185,466)	(131,430)
Total deferred tax assets, net	$108,394	$88,445
*	Mainly due to revenue recognition differences.

Valuation allowance movement for the years ended September 30, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Beginning balance	$215,526	$21,910	$133,333
Additions	57,339	192,863	257
Reversals	(6,396)	(5,111)	(112,043)
Foreign currency translation adjustments	(2,401)	5,864	363
Ending balance	$264,068	$215,526	$21,910

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (Continued)

iii)

The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities as of September 30, 2025 and 2024: (Continued)

According to PRC tax regulations, the PRC net operating loss can generally carry forward for five years starting from the year subsequent to the year in which the loss was incurred, and that of high-tech enterprises is no more than 10 years. Carryback of losses is not permitted. As of September 30, 2025 and 2024, the Company had net operating losses of $6,265,398 and $6,050,433, respectively, which will be available to offset future taxable income. If not used, these carryforwards will expire from 2026 through 2031.

The realization of deferred tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The valuation allowance is considered on an individual basis. As of September 30, 2025 and 2024, valuation allowances on deferred tax assets are provided because the Company believes that it is more-likely-than-not that certain of the subsidiaries in the PRC will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards. For the remaining entities, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of September 30, 2025 and 2024.

(b)Taxes payable

Taxes payable consist of the following as of September 30, 2025 and 2024:

	2025	2024
PRC	$92,062	$93,393
Hong Kong	199,894	200,193
Singapore	8,422	47,631
Japan	19,097	—
Total taxes payable	$319,475	$341,217

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2025 and September 30, 2024, the Group did not have any unrecognized uncertain tax positions and does not believe that positions will change over the next 12 months. For the years ended September 30, 2025 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of September 30, 2025, the tax years ended December 31, 2019 through 2024 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — Acquisition of Netclass Japan

On February 28, 2025, NetClass Technology Inc. (the “Company”) acquired 51% of CreateSolutions Co., Ltd. (“Netclass Japan”), a company incorporated in Japan and principally engaged in software development. Pursuant to the acquisition agreement, the Company invested JPY 2,550,000 ($17,158) into Netclass Japan for 255 newly issued shares of Netclass Japan, which is 51% of total outstanding shares of Netclass Japan. As a result of the transaction, the Company obtained control over Netclass Japan and accounted for the acquisition as a business combination under ASC 805, Business Combinations.

Following table illustrates the FV of the assets and liabilities of Netclass Japan as of the acquisition date and the gain on acquisition:

	Unaudited
Fair value of assets and liabilities as of the acquisition date:	$
Cash		34,486
Receivables		91,722
Customer list		328,890
Payables		(103,913)
Deferred tax liability		(46,626)
Net assets at acquisition		304,559
Add:
Foreign currency exchange loss		230
Less:
Non-controlling interest		(147,907)
Total consideration paid for acquisition		(17,158)

Bargain purchase gain		$(139,724)

NOTE 11 — LEASE

The Company primarily has operating leases for administrative offices, and finance lease agreements for equipment from third-parties.

A summary of supplemental balance sheet information related to operating leases as of September 30, 2025, and 2024 was as follows:

	2025		2024
Operating lease right-of-use assets	$674,885		$13,122

Operating lease liabilities, current	144,408		13,122
Operating lease liabilities, non-current	556,584		—

Total operating lease liabilities	$700,992		$13,122

Weighted average remaining lease term	51.2	months	4.7	months

Weighted average discount rate	4.3%		4.3%

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — LEASE (Continued)

A summary of supplemental balance sheet information related to finance lease are as follows:

	2025		2024
Finance lease right of use assets - cost	$1,280,000		$—
Accumulated amortization	(256,000)		—
Finance lease right of use assets, net	1,024,000		—

Weighted average remaining lease term	48	months	—
Weighted average discount rate *	N/A

*As the finance lease for the AI computing facility was paid off at the commerce date of the lease term, no discount is necessary to be adopted.

A summary of lease expenses recognized in the consolidated statements of operations as of September 30, 2025 and 2024 and supplemental cash flow information related to operating leases for the years ended September 30, 2025 and 2024 were as follows:

	2025	2024
Operating lease expenses – third party	$292,135	$43,691
Short-term lease	30,429	—

Cash paid for operating leases	$1,295,768	43,691
ROU assets recognized during the period	$688,556	$—

Minimum future lease payments under non-cancellable operating leases described above as of September 30, 2025 are as follows:

For year ended September 30, 2026	$166,006
For year ended September 30, 2027	163,410
For year ended September 30, 2028	141,593
For year ended September 30, 2029	141,593
For year ended September 30, 2030	148,673
Total	761,275

Less: present value discount	(60,283)

Total operating lease liabilities	$700,992

No future payments under the finance lease arrangement as of September 30, 2025.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — LONG-TERM BANK LOAN

Summary of long-term bank loan

	Annual
	Interest	Maturity	September	September
	Rate	date	30, 2025	30, 2024
China Construction Bank	3.4%	November 13, 2027	$421,408	$—
Total			$421,408	$—

NOTE 13 — CONVERTIBLE NOTE

On August 1, 2025, the Company entered into a securities purchase agreement with an accredited investor (the “Investor” or “Lender”) relating to the issuance and sale of (a) a convertible promissory note (“the Note”) in the principal amount of $2,200,000, at a purchase price of $2,000,000, convertible into Class A ordinary shares of par value of $0.00025 each; and (b) 1,069,500 ordinary shares (the “Pre-Delivery Shares). The transaction was closed on August 4, 2025. According to the convertible promissory note, such notes will be convertible into a certain number of Conversion Shares. The debt instrument matures 12 months from the note issuing date, with the full outstanding balance due at maturity, and bears a simple annual interest rate of 9%; an 18% annual default interest rate will apply upon the occurrence of an Event of Default. In connection with the instrument, 1,069,500 Class A Ordinary Shares (Pre-Delivery Shares) were purchased at a nominal price of $0.00025 per share. Following the full repayment of the note, the Company has the right to repurchase all such Pre-Delivery Shares (adjusted for any share splits) at the same nominal price of $0.00025 per share within 30 Trading Days of the repayment date.

The Company has identified and evaluated the embedded features of the convertible notes and concluded that as the conversion feature contains a net settlement feature and meets all the characteristics of a derivative, therefore it should be bifurcated from the convertible note. Consequently, the Company accounts for the conversion feature as a derivative liability.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — CONVERTIBLE NOTES (Continued)

As Pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised; the Company concluded that they were freestanding. The Pre-delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-delivery Shares, except that the Company received a one-time nominal fee of US$267 upon the issuance of the Pre-delivery Shares and will pay the same amount to the investors upon the return of Pre-delivery Shares. The Pre-delivery Shares were issued on August 4, 2025. The Company accounted for the share lending arrangement as an issuance cost and recorded at fair value on the issuance date of $33.542 which was credited to additional paid-in capital. Although legally issued, the Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted earnings (loss) per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted earnings (loss) per share calculation.

The amortized cost of the convertible note as of September 30, 2025 consisted of the following:

As of
September 30,
2025
Convertible note- issued in August 2025	$2,200,000
Less: derivative liability fair value	(263,727)
debt discount and debt issuance costs	(460,000)
Fair value adjustment for Pre-Delivery Shares related to the issuance of the convertible note	(33,542)
Convertible Note	1,442,731
Interest payable for the convertible note (including amortization of issuance cost)	149,179
Total convertible notes and interest payable of convertible note	$1,591,910

Segregation of interest expenses:

For the year ended
September 30,
2025
Interest accrued	30,921
Amortization of issuance cost and discounts	118,258
Total interest expense for the convertible note	$149,179

The effective interest rate of the note is 66.2%. The discount on the note shall be subject to further amortization over a ten-month period.

The Company was not able to have the F-1 filing effective within 90 days after issuance of the convertible note. It triggered a default event.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — DERIVATIVE LIABILITY

The derivative liability was the conversion feature bifurcated from the convertible note contract as presented in Note 13. The movement of the derivative liability is as follows:

For the year ended
September 30,
2025
Beginning balance	—
Issuance of derivative liability	263,727
Decrease in fair value	(33,348)
Ending balance	$230,379

There is no transfer between levels during the year ended September 30, 2025.

A number of subjective input assumptions were used in the Binomial Tree Lattice model in relation to the conversion derivative, including expected term, stock price, conversion price, stock price volatility and dividend yield. The expected term was determined based on the period of time that the Convertible Note granted was expected to be outstanding. The stock price was determined based on the quoted trading price of the Company’s stock. The conversion price was determined based on the terms prescribed in the Convertible Promissory Note. The stock price volatility was calculated based on the historical trading price of the Company’s stock. The dividend yield is determined with reference to the historical dividend record of the Company.

The input assumptions of the conversion derivative were summarized as follows:

Input Assumptions	4 August 2025			30 September 2025
Expected term		1	year		0.84	year
Stock price	US$	1.87		US$	1.46
Stock price volatility		93.5%			88.9%
Dividend yield		0.00%			0.00%

In the Binomial Tree Lattice model, the conversion price was assessed at 88% multiplied by the lowest daily volume weighted average price in the ten trading days period immediately preceding the applicable measurement date, with a floor price of US$ 0.7106.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established by founding shareholders under the laws of the Cayman Islands on with ordinary shares authorized 50,000, $1.0 par value, 10,000 ordinary shares issued and outstanding.

On July 26, 2022, the Board of Directors and shareholders of the Company unanimously approved the amended and restated memorandum of association, after which, the Company’s authorized share capital is $50,000 divided into 200,000,000 shares comprising (i) 190,000,000 Class A ordinary shares of par value $0.00025 each and (ii) 10,000,000 Class B ordinary shares of par value $0.00025 each. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company and each Class B ordinary share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of our Company. Also, each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Other than for voting rights and conversion rights of the Class B shares, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

On September 20, 2023, the Company issued 760,000 shares at the price of $2.5 per share to Dragonsoft Holding Limited, a company wholly owned by Mr. Jianbiao Dai. (See Note 4 Receivable from sale of shares).

On December 16, 2024, the Company completed its IPO and issued 1,800,000 Class A ordinary shares to public shareholders at $5 per share.

On January 3, 2025, the Company issued 270,000 Class A ordinary shares at $5 per share to the underwriter for its overallotment right.

On January 6, 2025, the Company granted 550,000 Class A ordinary shares, with a fair value of $5.40 per share, to two of its employees in recognition of their outstanding performance. The shares were issued on April 29, 2025. As the awards were fully vested upon issuance with no future service conditions attached, the total fair value of the shares was recognized as general and administrative expenses in the CFS.

On January 6, 2025, the Company granted 1,033,000 Class A ordinary shares, with a fair value of $5.40 per share, to three service providers as compensation for their IT support services and strategic consulting services, which cover the period from January 1, 2025, to December 31, 2026. 800,000 shares and 233,000 shares were issued on April 29, 2025 and July 28, 2025, respectively. As the services were not received by the Company as of the shares granting date, the Company recorded it in deferred stock compensation as contra-equity and amortized ratably over the respective service period.

On May 14, 2025, the Company issued 1,510 shares of its Class A ordinary shares to each of its three independent directors as director compensation (4,530 shares in total), with a fair value of $20.65 per share.

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the mainland PRC (exclusive of Hong Kong) must make appropriations from taxable profit to non-distributive statutory reserves. These reserves include general reserve and the development reserve.

The statutory reserve requires annual appropriation of 10% of after-tax profits at each year-end until the balance reaches 50% of a mainland PRC company’s registered capital. The other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends.

Because some of the Company’s operating subsidiaries in the mainland PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $2,957,630 as of September 30, 2025 and 2024.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EMPLOYEE STOCK OWNERSHIP PLAN

In April 2025, the Board of Directors of the Company approved the 2025 Equity Incentive Plan. Under the 2025 Equity Incentive Plan (“ESOP Plan”), the Company may issue up to 1,583,000 shares of the Company’s common stock for its officers, employees and consultants.

On January 6, 2025, the Company granted 550,000 Class A ordinary shares, with a fair value of $5.40 per share, to two of its employees in recognition of their outstanding performance. The shares were issued and vested on April 29, 2025. As the awards were fully vested upon issuance with no future service conditions attached, the total fair value of the shares was recognized as general and administrative expenses in the CFS.

On January 6, 2025, the Company granted 1,033,000 Class A ordinary shares, with a fair value of $5.40 per share, to three service providers as compensation for their IT support services and strategic consulting services, which cover the period from January 1, 2025, to December 31, 2026. 800,000 shares and 233,000 shares were issued and vested on April 29, 2025 and July 28, 2025, respectively. These three service providers are employment type consultants and eligible for the ESOP Plan. As the services were not received by the Company as of the shares granting date, the Company recorded it in deferred stock compensation as contra-equity and amortized ratably over the respective service period.

As of September 30, 2025, the shares under the ESOP plan have been fully issued.

Deferred stock compensation

The Company granted shares to three IT providers for their IT technical support services and strategic consulting services. The IT supporting work and strategic consulting work will be conducted by three service providers until December 31, 2026, by which date the Company can benefit from the service. As the services were not received by the Company as of the shares granting date, the Company recorded it in deferred stock compensation as contra-equity. The total fair value consideration amounts to $5,578,303, and the associated cost will be amortized on a straight-line basis over the 24-month service term. As of September 30, 2025, $2,091,864 has been amortized and the balance of deferred stock compensation is $3,486,439.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcome of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of September 30, 2025, the Company has no significant outstanding litigation.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure, as well as information about geographical areas, business segments, and major customers in the financial statements.

The Company uses the management approach to determine reportable operating segments, considering the internal organization and reporting reviewed by the chief operating decision maker (“CODM”) for decision-making, resource allocation, and performance assessment. The Company’s CODM has been identified as the CEO, who regularly reviews key measures such as revenue, gross profit, operating profit, and major categories of operating expenses to evaluate segment performance and allocate resources.

Based on management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

The Company’s CODM uses income from operations as the primary measure of profit or loss for its single reportable operating segment. The CODM regularly reviews total revenue and the major categories of operating expenses that comprise this measure, as set out below. Because the Company has only one reportable segment, the amounts below reconcile on a one-to-one basis to the corresponding line items in the consolidated statements of operations, with no additional adjustments.

The following table presents selected financial information with respect to the Company’s single operating segment for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended
	September 30,
	2025	2024	2023
Revenues	$9,805,037	$10,101,647	$11,089,528
Cost of revenues	(7,564,622)	(7,786,717)	(8,729,856)
Shares issued for compensation	(3,063,600)	—	—
Amortization of deferred stock compensation	(2,091,864)	—	—
Amortization and depreciation	(315,259)	(52,971)	(134,786)
Impairment charges	(1,250,000)	—	—
Research and development expenses	(1,678,110)	(2,515,015)	(567,809)
Other operating expenses	(4,775,893)	(1,035,775)	(1,270,374)
(Loss) income from operations	(10,934,311)	(1,288,831)	386,703
Interest (expense) income, net	(147,900)	209	(4,558)
Other income (expense), net	129,079	(14,791)	37,415
(Loss) income before income taxes	(10,953,132)	(1,303,413)	419,560
Income tax benefit (expense)	86,736	(86,311)	(257,331)
Net (loss) income	(10,866,396)	(1,389,724)	162,229

NOTE 19 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued. Based on the review, the Company did not identify any material subsequent events except disclosed below that requires disclosure in the CFS.

On November 13, 2025, the Company closed a placement with an investor, by issuance and sale of 1,500,000 Class A ordinary shares, par value $0.00025 per share, of the Company, at $1.60 per share for a total purchase price of $2,400,000.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE – UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries and the VIE and its subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial information for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The unaudited condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” or “Equity loss in subsidiaries” and the respective loss as “Equity in (loss) earnings of subsidiaries” on the condensed statements of operations and comprehensive loss.

This schedule contains supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NETCLASS TECHNOLOGY INC

PARENT COMPANY CONDENSED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	September 30,	September 30,
	2025	2024
ASSETS
Cash	$1,252,904	$1,909
Accounts receivable, net	484,672	643,750
Investments in subsidiaries	—	752,132
Receivable from subsidiaries	3,153,103	1,933,845
Long-term prepaid expenses, net	2,671,665	—
Intangible assets, net	800,000	—
Finance lease right of use assets	1,024,000	—
TOTAL ASSETS	$9,386,344	$3,331,636

LIABILITIES
Convertible debt	1,591,910	—
Derivative liability	230,379	—
Accounts payable	$647,939	$320,000
Advance from customers	295,302	—
Accrued expenses and other liabilities	60,500	—
Due to related parties	30,455	40,455
Equity loss in subsidiaries	748,159	—
TOTAL LIABILITIES	3,604,644	360,455

SHAREHOLDERS’ EQUITY:
Ordinary shares, 200,000,000 shares authorized, consisting of 190,000,000 Class A ordinary shares of $0.00025 par value per share and 10,000,000 Class B ordinary shares of $0.00025 par value per share
Class A Ordinary shares, 18,487,030 and 13,760,000 ordinary shares issued and outstanding as of September 30, 2025 and 2024, respectively	$4,622	$3,440
Class B Ordinary shares, 2,000,000 ordinary shares issued and outstanding	500	500
Additional paid-in capital	21,960,872	4,821,992
Deferred stock compensation	(3,486,439)	—
Accumulated deficit	(12,493,199)	(1,668,617)
Accumulated other comprehensive loss	(204,656)	(186,134)
TOTAL EQUITY ATTRIBUTEABLE TO NETCLASS’ SHAREHOLDERS	5,781,700	2,971,181
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,386,344	$3,331,636

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NETCLASS TECHNOLOGY INC

PARENT COMPANY CONDENSED

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the years Ended
	September 30,
	2025	2024	2023
Revenue	$697,651	$650,000	$—
Cost of revenues	(438,774)	(320,000)	—
Selling and marketing expenses	(487,500)	—	—
General and administrative expense	(6,813,926)	(6,461)	—
Impairment of intangible asset	(1,250,000)	—	—
Research and development expenses	(706,000)	—	—
Finance income	11,087	4	—
Finance expense	(149,179)	—	—
Bargain purchase gain	139,724	—	—
Gain on fair value change of derivative liability	33,348	—	—
Equity in (loss) earnings of subsidiaries	(1,861,013)	(1,801,356)	162,229
NET (LOSS) INCOME	(10,824,582)	(1,477,813)	162,229

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(18,522)	66,618	(29,439)
COMPREHENSIVE (LOSS) INCOME	$(10,843,104)	$(1,411,195)	$132,790

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NETCLASS TECHNOLOGY INC

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

	For the years Ended
	September 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(10,824,582)	$(1,477,813)	$162,229
Adjustments to reconcile net income to net cash used in operating activities:
Equity in loss (earnings) of subsidiaries	1,861,013	1,801,356	(162,229)
Provision of allowance for doubtful accounts, net	9,078	6,250	—
Interest accrual and amortization of discount for convertible debt	149,179	—	—
Amortization of long-term prepaid expenses	326,274	—	—
Amortization of deferred stock compensation	2,091,864	—	—
Shares issued for compensation	3,063,600	—	—
Gain on fair value change of derivative liability	(33,348)	—	—
Amortization of intangible asset	250,000	—	—
Impairment of intangible asset	1,250,000	—	—
Gain on acquisition of a subsidiary	(139,724)	—	—
Amortization of finance lease right of use assets	256,000	—	—
Changes in operating assets and liabilities:
Accounts receivable	150,000	(650,000)	—
Accounts payable	327,939	320,000	—
Advance from customers	295,302	—	—
Accrued expenses and other liabilities	60,500	—	—
Long-term prepaid expenses	(2,997,939)	—	—
NET CASH USED IN OPERATING ACTIVITIES	(3,904,844)	(207)	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of intangible assets	(2,300,000)	—	—
Loans to subsidiaries	(1,580,082)	—	—
Purchase a subsidiary	(17,158)	(4,494)	—
NET CASH USED IN INVESTING ACTIVITIES	(3,897,240)	(4,494)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible debt	1,740,267	—	—
Gross proceeds from IPO	10,350,000	—	—
Payment for finance lease liability	(1,280,000)	—	—
(Repayment to) proceeds from a related party	(10,000)	40,455	—
Deferred issuance costs	(1,747,188)	(33,845)	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,053,079	6,610	—

CHANGES IN CASH	1,250,995	1,909	—
CASH AND CASH EQUIVALIENTS, BEGINNING OF YEAR	1,909	—	—
CASH AND CASH EQUIVALIENTS, END OF YEAR	$1,252,904	$1,909	$—